

2023 Annual Report to Stockholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number: 001-34643

AYRO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**98-0204758**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
900 E. Old Settlers Boulevard, Suite 100 Round Rock, Texas	**78664**
(Address of principal executive offices)	(Zip Code)

(512) 994-4917
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AYRO	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by nonaffiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second quarter, was $24,515,119, based on a closing price of $5.44 on June 30, 2023. The registrant does not have non-voting common stock outstanding.

As of March 29, 2024, the registrant had 4,937,678 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of AYRO, Inc. relating to the 2024 annual meeting of stockholders to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated into Part III of this Annual Report on Form 10-K by reference.

TABLE OF CONTENTS

PAGE

Forward-Looking Statements; Risk Factor Summary

PART I

Item1. Business 6

Item 1A. Risk Factors 15

Item 1B. Unresolved Staff Comments 34

Item 1C. Cybersecurity 34

Item 2. Properties 35

Item 3. Legal Proceedings 35

Item 4. Mine Safety Disclosures 35

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 36

Item 6. [Reserved] 36

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 36

Item 7A. Quantitative and Qualitative Disclosures About Market Risk 47

Item 8. Financial Statements and Supplementary Data 47

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures 47

Item 9A. Controls and Procedures 48

Item 9B. Other Information 49

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections 49

PART III

Item 10. Directors, Executive Officers and Corporate Governance 49

Item 11. Executive Compensation 49

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ... 49

Item 13. Certain Relationships and Related Transactions, and Director Independence 49

Item 14. Principal Accountant Fees and Services 49

PART IV

Item 15. Exhibits and Financial Statement Schedules 50

Item 16. Form 10-K Summary 50

Signatures 55

FORWARD-LOOKING STATEMENTS;
RISK FACTOR SUMMARY

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as "anticipates," "assumes," "believes," "can," "could," "estimates," "expects," "forecasts," "guides," "intends," "is confident that," "may," "plans," "seeks," "projects," "targets," "would," and "will" or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, future financial and operating results, the company's plans, objectives, expectations and intentions, statements concerning the strategic review of our product development strategy, the development and launch of the AYRO Vanish (the "Vanish") and other statements that are not historical facts. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from our historical experience and our present expectations, or projections described under the section in this Annual Report on Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A summary of the principal risk factors that make investing in our securities risky and might cause our actual results to differ materially from those projected in these forward-looking statements is set forth below. If any of the following risks occur, our business, financial condition, results of operations, cash flows, cash available for distribution, ability to service our debt obligations and prospects could be materially and adversely affected.

- we may be acquired by a third party;

- we have a history of losses and have never been profitable, and we expect to incur additional losses in the future and may never be profitable;

- a significant portion of our revenues has historically been derived from Club Car LLC ("Club Car") pursuant to the MPA (as defined below). Following our termination of the MPA, our sales could decrease significantly, and we will need to identify new strategic channel partners to support the sales of our vehicles;

- we face risks associated with litigation and claims;

- holders of our Series H-7 Convertible Preferred Stock with a stated value of $1,000 per share ("Series H-7 Preferred Stock") are entitled to certain payments that may be paid in cash or in shares of common stock depending on the circumstances, if we make these payments in cash, we may be required to expend a substantial portion of our cash resources, and if we make these payments in common stock, it may result in substantial dilution to the holders of our common stock;

- the certificate of designations for the Series H-7 Preferred Stock (the "Certificate of Designations") and the warrants issued concurrently therewith contain anti-dilution provisions and other adjustment provisions that have resulted in the reduction of the conversion price of the Series H-7 Preferred Stock and the exercise price of such warrants and may do so again in the future. These features may increase the number of shares of common stock issuable upon conversion of the Series H-7 Preferred Stock or upon the exercise of the warrants;

- under the Purchase Agreement (as defined below) we are subject to certain restrictive covenants that may make it difficult to procure additional financing;

- we rely on a single third-party supplier and manufacturer located in Canada for certain sub-assembly and assembly parts for the Vanish and any disruption in the operations of this third-party supplier could adversely affect our business and results of operations;

- Since the expiration of the Karma Agreement in September 2022, we have assembled all vehicles at our own facilities, and we intend to continue doing so in the future. We may be unable to replace lost manufacturing capacity on a timely and cost-effective basis, which could adversely impact our operations and ability to meet delivery timelines;

- we may experience delays in the development and introduction of new products;

- the market for our products is developing and may not develop as expected;

- we are currently evaluating our product development strategy, which may result in significant changes and have a material impact on our business, results of operations and financial condition;

- our business is subject to general economic and market conditions, including trade wars and tariffs;

- if disruptions in our transportation network continue to occur or our shipping costs continue to increase, we may be unable to sell or timely deliver our products, and our gross margin could decrease;

- our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of any investment in our securities;

- if we are unable to effectively implement or manage our growth strategy, our operating results and financial condition could be materially and adversely affected;

- developments in alternative technologies or improvements in the internal combustion engine may have a materially adverse effect on the demand for our electric vehicles;

- the markets in which we operate are highly competitive, and we may not be successful in competing in these industries;

- our future growth depends on customers' willingness to adopt electric vehicles;

- we may experience lower-than-anticipated market acceptance of our current models and the vehicles in development;

- if we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed, and our reputation may be damaged;

- if we fail to include key feature sets relative to the target markets for our electric vehicles, our business will be harmed;

- unanticipated changes in industry standards could render our vehicles incompatible with such standards and adversely affect our business;

- our future success depends on our ability to identify additional market opportunities and develop and successfully introduce new and enhanced products that address such markets and meet the needs of customers in such markets;

- unforeseen or recurring operational problems at our facilities, or a catastrophic loss of our manufacturing facilities, may cause significant lost or delayed production and adversely affect our results of operations;

- we may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims;

- if our vehicles fail to perform as expected due to defects, our ability to develop, market and sell our electric vehicles could be seriously harmed;

- we depend on key personnel to operate our business, and the loss of one or more members of our management team, or our failure to attract, integrate and retain other highly qualified personnel in the future, could harm our business;

- transitioning from an offshoring to an onshoring business model carries risk;

- we currently have limited electric vehicles marketing and sales experience, and if we are unable to establish sales and marketing capabilities or enter into dealer agreements to market and sell our vehicles, we may be unable to generate any revenue;

- failure to maintain the strength and value of our brand could have a material adverse effect on our business, financial condition and results of operations;

- the range of our electric vehicles on a single charge declines over time, which may negatively influence potential customers' decisions whether to purchase our vehicles;

- an unexpected change in failure rates of our products could have a material adverse impact on our business, financial condition and operating results;

- increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion battery cells, chipsets and displays, could harm our business;

- customer financing and insuring our vehicles may prove difficult because retail lenders are unfamiliar with our vehicles and our vehicles have a limited loss history determining residual values within the insurance industry;

- our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames;

- our business may be adversely affected by labor and union activities;

- we rely on our dealers for the service of our vehicles and have limited experience servicing our vehicles, and if we are unable to address the service requirements of our future customers, our business will be materially and adversely affected;

- if we fail to deliver vehicles and accessories to market as scheduled, our business will be harmed;

- failure in our information technology and storage systems could significantly disrupt the operation of our business;

- we may be required to raise additional capital to fund our operations, and such capital raising may be costly or difficult to obtain, and could dilute our stockholders' ownership interests

- our long-term capital requirements are subject to numerous risks

- we may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions;
- increased safety, emissions, fuel economy or other regulations may result in higher costs, cash expenditures, and/or sales restrictions;
- our vehicles are subject to multi-jurisdictional motor vehicle standards;
- we may fail to comply with evolving environmental and safety laws and regulations;
- changes in regulations could render our vehicles incompatible with federal, state or local regulations, or use cases;
- unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in our vehicles, or otherwise, may derail our business;
- we are required to comply with state-specific regulations regarding the sale of vehicles by a manufacturer;
- we have identified a material weakness in our internal control over financial reporting, and if we are unable to remediate the material weakness, or if we experience additional material weaknesses in the future, our business may be harmed;
- if we are unable to adequately protect our proprietary designs and intellectual property rights, our competitive position could be harmed;
- we may need to obtain rights to intellectual property from third parties in the future, and if we fail to obtain licenses or fail to comply with our obligations in existing agreements under which we have licensed intellectual property and other rights from third parties, we could lose our ability to manufacture our vehicles;
- many of our proprietary designs are in digital form, and a breach of our computer systems could result in these designs being stolen;
- our proprietary designs are susceptible to reverse engineering by our competitors;
- if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;
- legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could harm our business;
- we are generally obligated to indemnify our sales channel partners, customers, suppliers and contractors for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs;
- we are subject to exposure from changes in the exchange rates of local currencies; and
- we are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

For a more detailed discussion of these and other factors that may affect our business and that could cause our actual results to differ materially from those projected in these forward-looking statements, see the risk factors and uncertainties set forth in Part I, Item 1A of this Annual Report on Form 10-K. Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise, except as required by law.

PART I

ITEM 1. BUSINESS.

In this Annual Report on Form 10-K, unless the context otherwise requires, references to "we," "us," "our," "our company," "AYRO" and "Company" refer to AYRO, Inc. and its subsidiaries.

On September 15, 2023, we effected a one-for-eight reverse stock split of our common stock (the "Reverse Stock Split"). All share and per share information in this Annual Report on Form 10-K have been retroactively adjusted to reflect the Reverse Stock Split.

Overview

We design and manufacture compact, sustainable electric vehicles for closed campus mobility, low speed urban and community transport, local on-demand and last mile delivery and government use. Our four-wheeled purpose-built electric vehicles are geared toward commercial customers, including universities, business and medical campuses, last mile delivery services and food service providers. We have commenced sales and delivery of our current model, the AYRO Vanish (the "Vanish"), in support of the aforementioned markets.

Strategic Review

Following the hiring of our former Chief Executive Officer in the third quarter of 2021, we initiated a strategic review of our product development strategy, as we focus on creating value within the electric vehicle, last-mile delivery, smart payload and enabling infrastructure markets. In connection with our strategic review, we have cancelled all material research and development activity and expenditures, associated with our planned next-generation three-wheeled high speed vehicle.

Our primary supplier was formerly Cenntro Automotive Group, Ltd. ("Cenntro"), which operates a large electric vehicle factory in the automotive district in Hangzhou, China. We ceased production of the 411x from Cenntro in September 2022 in order to focus our resources on the development and launch of the new 411 fleet vehicle model year 2023 refresh, the Vanish.

We began design and development of the Vanish in December 2021, including updates to our supply chain, the offshoring/onshoring mix, our manufacturing strategy, and our annual model year refresh program. We commenced low-rate initial production of the Vanish in the second quarter of 2023 and commenced initial sales and delivery of the Vanish in the third quarter of 2023.

Recent Developments

On January 31, 2024, we implemented an internal restructuring in order to achieve greater efficiency in pursuit of our strategic goals. As part of the restructuring, amongst other things, we eliminated a substantial number of positions as we re-evaluate our sales, marketing and manufacturing functions. Following the internal restructuring, as of March 22, 2024, we have 14 full-time employees.

Products

Our vehicles provide the end user an environmentally friendly alternative to internal combustion engine vehicles (cars powered by gasoline or diesel oil), for light duty uses, including low-speed logistics, maintenance services, cargo services, and personal/group transport in a quiet, zero emissions vehicle with a lower total cost of ownership.

AYRO Vanish

In December 2021, we began design and development of the Vanish, including updates to our supply chain evolution, the offshoring/onshoring mix, our manufacturing strategy and our annual model year refresh program. We unveiled the first Vanish prototype in the fourth quarter of 2022, and pre-production was completed in December 2022. We commenced low-rate initial production of the Vanish in the second quarter of 2023 and commenced initial sales and delivery of the Vanish in the third quarter of 2023.

There will be three available configurations of the Vanish (the "AYRO Vanish Fleet"):

- The Vanish Cargo Van Box, a fully enclosed cargo box, which may be internally tailored for use;
- The Vanish Flatbed truck, which provides users with considerable versatility; and
- The Vanish Pickup Bed truck, generally utilized for open air hauling.

Each member of the AYRO Vanish Fleet is intended to be classified as a street legal low speed vehicle ("LSV") or non-LSV variant, defined as a four wheeled motor vehicle, other than an all-terrain vehicle, that is capable of reaching speeds of at least 20 miles per hour ("mph") but not greater than 25 mph. The AYRO Vanish is 13 feet long and can use either a conventional 120V or 240V wall outlet or can be configured for a J1772 charger. The Vanish is expected to have a maximum payload capacity of 1,500 pounds. Each configuration can be further configured as a non-LSV, with such "non-LSV" variant having a higher payload capacity of 1,800 pounds.

Each configuration of the Vanish:

- Shares identical components on common chassis architectures;
- Includes identical spare and maintenance parts;
- Will have communication, application, and web-enabled software;
- Allows for conversion into an autonomous platform; and
- Provides potential cost savings from reduced fleet size, reduced insurance overhang, common logistics, and application-enabled operational efficiencies.

The AYRO Vanish Fleet will be designed to have a range of over 50 miles and an expected maximum speed of 25 mph. in line with the United States Department of Transportation regulations for LSVs and with most state statutes, which typically limit the speed of LSVs to 25 mph or 35 mph posted roads.

The Company estimates that the AYRO Vanish Fleet's operating costs will be approximately 50% lower per year compared to similarly sized gas-powered trucks and vans. The vehicles are primarily sourced from North America and Europe, with vehicle final assembly and integration occurring in our Round Rock, Texas facility, thus ameliorating concerns regarding rising costs of trans-Pacific shipping, shipping times, import duties and quality.

AYRO 411x

The AYRO 411x was an electric, four-wheel, compact, light-duty utility trucks sold exclusively through our contracted partner, Club Car, as part of a global multi-year sustainability solution development, sales and marketing agreement. We terminated production of the AYRO 411x in November 2022.

Additional Models, Vehicles, Payloads and Infrastructure

We continue to invest in expanding our existing all-electric vehicle technologies, reconfigurable cargo subsystems, onboard and web-based fleet support applications, driver support systems and applications, as well as architectural innovations that maximize subsystem commonality across the AYRO vehicle fleet. Our product line roadmap contemplates growing our fleet of purpose-engineered vehicles and services with every passing model year, with a focus on the low-speed vehicle segment, last mile delivery of a plurality of payloads, and potential line extension into efficient, safe micro-mobility platforms.

Manufacturing and Supply Chain

Manufacturing Agreement with Cenntro

In 2017, AYRO Operating partnered with Cenntro in a supply chain agreement to provide sub-assembly manufacturing services. Cenntro owns the design of the AYRO Club Car 411 and 411x ("AYRO 411 Fleet") vehicles and granted us an exclusive license to purchase the AYRO 411 Fleet vehicles for sale in North America.

Under our Manufacturing License Agreement with Cenntro (the "Cenntro MLA"), in order for us to maintain our exclusive territorial rights pursuant to the Cenntro MLA, we must meet certain minimum purchase requirements.

We imported semi-knocked-down vehicle kits from Cenntro for the AYRO 411 Fleet models that comprised our model year 2022 lineup. The vehicle kits were received through shipping containers at the assembly facility of Karma Automotive LLC ("Karma"), our previous manufacturing partner in southern California, as well as at our customization, service and integration facility in Round Rock, Texas. The vehicles were then assembled with tailored customization requirements per order.

On May 31, 2022, we received a letter from Cenntro purporting to terminate all agreements and contracts between the Company and Cenntro. Although we do not believe Cenntro's termination of the Cenntro MLA is valid, we have ceased production of the AYRO 411 Fleet models and determined to focus our resources on the Vanish. We have canceled all purchase orders and future builds with Cenntro and currently intend to only order replacement parts for vehicles from Cenntro in the future. Cenntro inventory remaining on hand as of December 31, 2023, was valued at $0. We expect to lose our exclusive license under the Cenntro MLA, in which case Cenntro could sell identical or similar products through other companies or directly to our customers, which could have a material adverse effect on our results of operations and financial condition.

The Vanish utilizes assemblies and products that largely eliminate our dependency on Chinese imports and optimize the supply chain to rely primarily upon North American and European sources. Final assembly of the Vanish occurs in our Round Rock, Texas facilities.

Manufacturing Agreement with Linamar

On July 28, 2022, we partnered with Linamar Corporation ("Linamar"), a Canadian manufacturer, in a manufacturing agreement (the "Linamar MLA") to provide certain sub assembly and assembly parts, including the cabin frame and skate for the Vanish (collectively, the "Products"). During the term of the Linamar MLA, Linamar has the exclusive right to supply the Products to the Company, subject to certain exceptions. The Linamar MLA has an initial term of three years and will automatically renew for successive two-year terms unless either party has given at least 12 months' written notice of nonrenewal. Either party may terminate the Linamar MLA at any time upon 12 months' written notice, and in the event of a change in control of the Company prior to the end of the initial term, we may terminate upon written notice within three days of completion of such change in control.

In the event we terminate the Linamar MLA prior to its expiration, whether following a change in control or otherwise, we must purchase any remaining raw material inventory, finished goods inventory, work in progress and any unamortized capital equipment used in production and testing of the Products and pay a termination fee of $750,000, subject to certain adjustments. We are dependent on the Linamar MLA, and in the event of its termination our manufacturing operations and customer deliveries would be materially impacted.

Under the Linamar MLA, we must commit to certain minimum purchases, to be determined by AYRO on a quarterly basis.

We import the Products from Linamar in Canada, and we manufacture and assemble the Vanish at our customization, service, and integration facility in Round Rock, Texas. Over 98% of the vehicle assemblies, components, and products are from North American and European sources.

Club Car MPA Termination

The majority of our sales have historically been comprised of sales to Club Car pursuant to a master procurement agreement (the "MPA") entered into by and among AYRO Operating Company, Inc., our subsidiary ("AYRO Operating"), and Club Car on March 5, 2019. The MPA granted Club Car the exclusive right to sell the AYRO 411 Fleet in North America, provided that Club Car ordered at least 500 vehicles per year. Club Car did not meet this volume threshold for 2020, 2021 or 2022. Pursuant to the MPA, AYRO Operating granted Club Car a right of first refusal for sales of 51% or more of AYRO Operating's assets or equity interests, which right of first refusal is exercisable for a period of 45 days following delivery of an acquisition notice to Club Car. AYRO Operating also agreed to collaborate with Club Car on new products similar to the AYRO 411 Fleet and improvements to existing products and granted Club Car a right of first refusal to purchase similar commercial utility vehicles which AYRO Operating may develop during the term of the MPA.

On April 4, 2023, AYRO Operating delivered notice of termination of the MPA to Club Car, and we intend to replace Club Car with new business partners for selling our products beginning with the Vanish. We do not expect Club Car to remain a customer going forward. In connection with the termination of the MPA and the introduction of the Vanish, we are reevaluating our channel strategy with an eye towards distributing our next-generation platform and payloads in a manner that maximizes visibility, moderates channel costs, and creates value. The loss of Club Car as a customer could have a material adverse effect on our sales, financial condition, and results of operations.

Assembly and Integration

For assembly, tailoring, diagnostics testing and service of the Vanish, we currently occupy 24,000 square feet of office and manufacturing space configured in a "U"-shaped assembly line with multiple stations per vehicle in our Round Rock, Texas facility. The chart below indicates the estimated number of vehicles that can be assembled per month and the assembly time required for each. Assembly time also includes USDOT quality checks and testing as the final step of the assembly process. The number of vehicles indicated below assumes a single shift.

Vehicle	Assembly time (Man-Hours)	Vehicle Assembly Capacity per month
AYRO Vanish	20	170

Supply Agreements

In 2020, we entered into a supply agreement with Gallery Carts ("Gallery"), a leading provider of food and beverage kiosks, carts, and mobile storefront solutions. Joint development efforts have led to the launch of the parties' first all-electric configurable mobile hospitality vehicle for "on-the-go" venues across the United States. This innovative solution permits food, beverage and merchandising operators to bring goods directly to consumers.

The configurable Powered Vendor Box, in the rear of the vehicle, features long-life lithium batteries that power the preconfigured hot/cold beverage and food equipment and is directly integrated with the Vanish. The canopy doors, as well as the full vehicle, can be customized with end-user logos and graphics to enhance the brand experience. Gallery, with 40 years of experience delivering custom food kiosk solutions, has expanded into electric mobile delivery vehicles, as customers increasingly want food, beverages and merchandise delivered to where they are gathering.

Gallery, a premier distributor of AYRO vehicles, has a diverse clientele throughout mobile food, beverage and merchandise distribution markets for key customer applications such as university, corporate and government campuses, major league and amateur-level stadiums and arenas, resorts, airports, and event centers. In addition to finding innovative and safe ways to deliver food and beverages to their patrons, reducing and ultimately eliminating their carbon footprint is a top priority for many of these customers.

On November 2, 2023, we entered into a supply agreement with Sirris Inc., a provider in motor vehicle parts for innovative vehicle types. Sirris has agreed to supply rear and front shocks to support the manufacturing of our electric vehicle fleet. Sirris is committed to meeting our upside demand for these products in the event production increases.

On December 21, 2023, we entered into a supply agreement with Athena Manufacturing, LP, a provider of customizable sophisticated metal products. As part of the agreement, we are able to submit devices, component, component assembly, material part, or piece that is custom to AYRO. This is a non-exclusive agreement in which we are able to engage other suppliers for these products.

Business Strategy

Our goal is to continue to develop and commercialize automotive-grade, sustainable electric transportation solutions for the markets and use cases that we believe can be well served by our purpose-built, street legal low speed electric vehicles. Our business strategy includes the following:

- **Continuously evaluate operations**. The Company is evaluating its operations to align with anticipated market conditions for electric vehicles.
- **Identify defined markets and use cases which are currently under-served but represent sizable market opportunity sub-sets of the electric vehicle market and focus development efforts on purpose-built electric vehicles to address such markets**. We are currently developing a new series of modular, highly reconfigurable payload systems affording operators the maximum flexibility in the use of their fleet for a plurality of payloads. We intend to direct resources to advance the development of such reconfigurable payload solutions which we believe will afford customers the option of sharing transportation assets or configuring those assets differently for differing time of day or time of season use cases.

- **Invest in research and development and qualification of sensors, cameras, software and mobility services, seeking to enhance the value of using our electric vehicles and to derive incremental potential revenue streams for us and our partner ecosystem**. We intend to offer a web-based application to accompany every vehicle sold or leased beginning with the AYRO Vanish Fleet to enhance the use cases for those vehicles and optimize driver routing, user scheduling, and customer communication. We intend for onboard sensors will collect vehicle health, location data, route data, payload data and environmental data to provide us, the customer and fleet operators the ability to do post-hoc analysis of forecast versus observed delivery efficiency. A subscription service could later be offered even to delivery operators operating vehicles other than ours, creating the potential for an additional revenue stream.

Trends Driving the Need for Electric Vehicles

The U.S. electric vehicle market is forecasted to grow substantially in the years ahead, driven by factors such as the country's increasingly urbanized population, escalating gas prices and increased desirability of non-emissive transportation alternatives.

A segment of the electric vehicle market, low speed electric vehicles ("LSEVs")—which are LSVs but cannot be powered by gas or diesel fuel—are growing increasingly popular as eco-friendly options for consumers and commercial entities. LSEVs run on electric motors fueled by a variety of different batteries, such as lithium ion, molten salt, zinc-air and various nickel-based designs.

Trends such as increasingly stringent government regulations aimed toward reducing vehicle emissions, growing urban populations and social pressure to adopt sustainable lifestyles all create a demand for more ecologically and economically sustainable methods of transportation. This demand continues to spur technological advancements and LSEV market growth.

Expanding rules and regulations governing vehicle emissions have contributed to growth in the LSEV market. In particular, the U.S., Germany, France, and China have implemented stringent laws and regulations governing vehicular emissions, requiring automobile manufacturers to use advanced technologies to combat high-emission levels in vehicles. To incentivize clean-energy use, many governments are increasingly instituting substantial incentives for consumers to purchase electric vehicles, such as:

- tax credits, rebates, and exemptions;
- reduced utility rates; and
- parking incentives.

Further, governments are establishing infrastructure benchmarks to support the growth of the electric vehicle industry.

Competition and Market Opportunities

The worldwide automotive market, particularly for economy and alternative fuel vehicles, exhibits a high competitive intensity, especially amongst tier 1 competitors. The relatively modest LSEV market, being smaller in overall size, engenders a more modest competitive intensity. A few notable companies in the global LSEV market include HDK Electric Vehicles, Bradshaw Electric Vehicles, Textron Inc., Polaris Industries, Yamaha Motors Co. Ltd., Ingersoll Rand, Inc., Speedway Electric, AGT Electric Cars, Bintelli Electric Vehicles and Ligier Group.

When compared to internal combustion engine vehicle costs, our vehicles are significantly more attractive based on tax, title and license fees. Compared to a standard Ford F150 (gasoline) pickup truck (2.7 liter), the AYRO Vanish Fleet is expected to provide an approximate 49% reduction in operating expenses and an approximate 100% reduction in CO_2 emissions (if renewed energy is used to charge the AYRO vehicles, an increasing trend for most higher education campuses and government facilities).

Our closest competitor in the LSEV industry is the WAEV, Inc. (formerly Polaris) Gem ("Gem"). WAEV offers multiple passenger vehicle models and multiple utility vehicle models under the WAEV and Taylor-Dunn brands.

We expect competition in our industry to intensify over time. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and may adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in both existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Factors that are anticipated to boost the demand of LSV markets in North America include: rising elderly population, commuters, students and government fleets seeking mobility solutions beyond automobiles, and projections of lower vehicle mils and greenhouse gas emissions in the U.S.

Target Markets

Our target market segment straddles the range of a converted golf cart to a small pickup truck. This "hybrid" market allows for cannibalization of both adjacent markets by AYRO. The multipurpose applications and clean energy use of LSEVs make them popular across a wide array of industries and customers, including college and university campuses, resorts and hotels, corporate parks, hospitals, warehouses, individual consumers, last mile delivery service providers, municipalities, and the food service industry. A number of these market segments, and our competitive position within them, are discussed in greater detail below.

Universities

LSEVs are growing increasingly common on university and college campuses due to a number of factors. LSEVs fulfil the versatile needs of campuses better than golf carts or standard combustion vehicles because not only do LSEVs' low speed thresholds promote safer driving among pedestrians, but the vehicles are also street legal with on-road safety features, enabling drivers to drive on roads and free up pedestrian space along sidewalks and smaller pathways. Additionally, the significantly reduced carbon imprint of LSEVs compared to internal combustion engine vehicles appeals to environmentally aware students and professors looking to promote environmental sustainability on campus. By transitioning from internal combustion engine vehicles to LSEVs, campuses should be able to reduce significantly the costs spent on fuel, oil, parts, and maintenance. We believe the AYRO Vanish Fleet will provide all of these benefits to university and college campuses. We estimate that in the U.S., there are over 1,800 higher education campuses with over 10,000 students each with over 400 on-campus vehicles that are ideal targets for the AYRO Vanish Fleet as campuses transition from fossil-fueled campus fleet vehicles to LSEVs.

Food Delivery Services

As the millennial generation assumes a more substantial portion of the consumer population, customers increasingly favor convenience and timeliness, spurring dramatic growth in online ordering and delivery services across a wide swath of industries, including food delivery and restaurant ordering services. Every major urban environment having a 35mph or less speed limit is a target market for our current and future LSV fleet.

Last Mile Delivery Service

Retail focus on last mile delivery—the movement of goods from a transportation hub to the final delivery destination—has grown exponentially over the past few years due to the rise in online ordering and e-commerce. Consumers' ability to pick and choose products based on delivery speed and availability makes last mile delivery a key differentiator among retailers. Last mile delivery provides retailers timelier and more convenient delivery options not offered by the main three shipping services in the U.S. (the U.S. Postal Service, FedEx, and UPS). Additionally, given the increasing designation of low emission zones in urban centers, retailers will need to continue to deploy eco-friendly vehicles. Retailers will likely expand the use of LSEV fleets to make deliveries in low emission zones due to their zero gas emissions and lower price than competing electric vehicles.

Municipalities

As more city governments adopt regulations geared toward reducing pollution from vehicles, cities are increasingly looking to replace their municipal vehicles with zero-emission fleets. Such fleet overhauls, however, can be costly. LSEVs are a cheaper and more practical option for cities daunted by the cost of standard electronic vehicles. Our LSEVs have both on and off-road capabilities, making them particularly versatile for municipalities.

On-Road and Personal Transportation

LSEVs offer a feasible and practical method of transportation, especially in urban centers. Because our LSEVs are street-legal, they offer city dwellers a more sustainable, cost-efficient, easily maneuverable, compact and light weight option compared to internal combustion engine vehicles. Our LSEVs also offer a variety of specifications and equipment, meaning that consumers do not have to sacrifice comfort or convenience.

We primarily focus on the LSEV North American market, which is highly competitive. We have examined various considerations with regard to our market impact, including cost comparisons to existing vehicles in the market, market validation and target commercial markets.

Resources

We sourced our semi-knocked-down kits for the AYRO 411 Fleet from Cenntro. While some of their components were commercial off-the-shelf ("COTS") parts, many were specific to the AYRO 411 Fleet and were subject to raw material limitations. However, for AYRO Vanish, we have endeavored to reduce our supply risk by migrating our vehicle supply chain to the North American continent and by embracing parts and sub-assembly standardization, reducing discrete stock keeping units and simplifying logistical complexity.

Intellectual Property

As we expand our vehicle and service roadmaps, and integrated technologies, our focus on identifying specific market and customer needs continues to drive purpose-built engineering efforts.

Leveraging the all-electric AYRO Vanish Fleet LSVs, we intend to develop applications or use case solutions optimized for the logistics of storing and delivering food, beverages, merchandise, equipment, tools and related goods. This is accomplished by integrating application-specific appliances, storage facilities, vehicle wraps and related items. We will leverage either integrated traction or a separate battery power system to provide AC power to the various appliances and solution elements. We have filed a number of provisional utility and/or design patents applications associated with the aforementioned development, and we have filed for both domestic and international trademarks to cover the company name, company logo, and certain other key product and service marks. We continue to focus on innovative and applicable electric vehicle optimization designs that serve an expanding customer and application use base.

Patents

As of December 31, 2023, we held 11 granted United States patents, nine of which were granted in 2023. Of the 11 patents, five are design patents, and six are utility patents. In addition to these granted patents, as of December 31, 2023, we had more than 20 pending patent applications on file with the United States Patent and Trademark Office ("USPTO").

All patents have been filed under accelerated consideration criteria due to the age (65) of the named inventor.

Trademarks

Our products are marketed under a variety of valuable trademarks. Some of the more important trademarks used in our global operations include AYRO, our company logo, Valet, Vapor, Vanish, and The Art of Sustainability. We protect these marks as appropriate through registrations in the United States and other jurisdictions, including Canada, Mexico, and the European Union.

As of December 31, 2023, we own more than 3 dozen trademark registrations and pending applications. Depending on the jurisdiction, trademarks generally remain valid and can be renewed indefinitely as long as they are in use or their registrations are properly maintained.

Government Regulations

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant standards and regulations affecting AYRO are discussed below.

Mobile Source Emissions Control

The federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that may be lawfully emitted by new vehicles and engines produced for sale in the United States. The current ("Tier 2") emissions regulations promulgated by the Environmental Protection Agency (the "EPA") set standards for motorcycles. Tier 2 emissions standards also establish durability requirements for emissions components up to 5 years or 30,000 kilometers.

California has received a waiver from the EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board ("CARB"). CARB's emissions standards for motorcycles are in line with those of the EPA. We currently expect that our vehicles will meet and exceed both the EPA's and CARB's standards.

Motor Vehicle Safety

The National Traffic and Motor Vehicle Safety Act of 1966, or "Safety Act," regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by the National Highway Traffic Safety Administration ("NHTSA"). Meeting or exceeding NHTSA safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. If we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

U.S. Environmental Protection Agency ("EPA") Certification

Our product programs are built on plug-in electric, zero emissions platforms. We report federal and state emissions data consistent with 10 CFR 474 and CARB requirements for Zero-Emission Vehicle certification.

Electromagnetic Compatibility

The Federal Communications Commission is the federal agency responsible for implementing and enforcing communications law and regulations, including Part 15 of Title 47 of the Code of Federal Regulations which regulates unlicensed radio-frequency transmissions, both intentional and unintentional. With very few exceptions, all electronic devices must be reviewed to comply with Part 15 before they can be advertised or sold in the U.S. market.

Motor Vehicle Manufacturer and Dealer Regulation

As with helmet laws and driver's license requirements, state laws that regulate the manufacture, distribution, and sale of motor vehicles are a patchwork. For our electric vehicles, outside of our collaboration with a third-party sales/distribution white label partner, we plan on a multi-faceted approach to sales, including exploring the following: (i) developing an expanded network of channel partners; (ii) entering into direct sales via a national leasing company that will in turn consummate sales with end users in a variety of states; and/or (iii) opening facilities in high growth states and delivering the vehicle to the end user via a common carrier. We commenced low-rate initial production of the Vanish in the second quarter of 2023 and commenced initial sales and delivery of the Vanish in the third quarter of 2023. The Vanish will share no commonality with the legacy 411 platform and will be the product of a supply chain evolution from Asian suppliers to North America.

We are registered as a manufacturer in Texas, California, Colorado, Louisiana, Florida and Arizona.

Pollution Control Costs

We are required to comply with stationary source air pollution, water pollution, and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to our manufacturing operations.

Research and Development

Our product development and engineering efforts align with the Society of Automotive Engineering ("SAE") J2258_201611 standards for Light Utility Vehicles. The J2258 standard provides key compliance criteria for Gross Vehicle Weight Rating ("GVWR"), occupant protection and safety restraint systems, lateral and longitudinal stability, center of gravity and operating controls, among others. Our test validation and inspection standards follow Federal Motor Vehicle Safety Standards ("FMVSS") 49 CFR 571.500 for LSVs with the additions of SAE J585 and FMVSS 111 for rear visibility, lighting, signaling, reflectors, changes in direction of movement, back-up camera response timing and field of view.

Our development standards and test compliance validation processes are supported by a variety of test documentation, including supplier self-reporting, third party laboratory test reports and regional compliance validation with CARB for speed, range and environmental performance.

Our production system follows a lean, cell-based manufacturing model. The process involves the following five sequential cells: (1) cab preparation, (2) chassis preparation, (3) system integration and testing, (4) final assembly and integration test, and (5) quality assurance and FMVSS Compliance. Assembly quality and shift efficiency metrics are measured daily by our production staff at the end of every shift.

We maintain a certification and compliance checklist for each vehicle. Our vehicles use an automotive style steering wheel, turn signal stalk, headlight, running light and reverse light controls, a multi-speed windshield wiper and washer, and an accelerator and brake pedal consistent with controls employed in standard passenger cars.

Segment Information

We operate as one reportable segment, which is the design, development, manufacturing and sales of electric vehicles.

Employees

As of December 31, 2023, we had 58 full-time employees.

In an effort to attract and retain quality employees, we offer industry-standard compensation and benefits packages to our employees and prospective employees.

Geographic Areas

We operate in the United States, and all our revenue was generated in the United States during the fiscal years ended December 31, 2023 and 2022.

Corporate Information

Our corporate headquarters is located at 900 E. Old Settlers Blvd, Round Rock, Texas 78664. Our phone number is 512-994-4917. Our website address is www.ayro.com. The information on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. We currently lease approximately 23,927 square feet of office and warehouse space under a lease that expires on February 28, 2027.

Available Information

We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the Securities and Exchange Commission ("SEC") on a regular basis, and are required to disclose certain material events in Current Reports on Form 8-K. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is located at http://www.sec.gov. We also make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports on our website at www.ayro.com as soon as reasonably practicable after those reports and other information is electronically filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS

Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial condition and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price. The following discussion of risk factors contains forward-looking statements. See "Forward-Looking Statements; Risk Factor Summary." These risk factors may be important to understanding other statements in this Annual Report on Form 10-K.

Risks Related to Our Business

We may be acquired by a third party.

Pursuant to a five-year Master Procurement Agreement with Club Car (the "MPA"), we granted Club Car a right of first refusal for sales of 51% or more of AYRO Operating's assets or equity interests, which right of first refusal is exercisable for a period of 45 days following delivery of an acquisition notice to Club Car.

We have a history of losses and have never been profitable. We expect to incur additional losses in the future and may never be profitable.

We have never been profitable or generated positive cash flow from our operations. We have incurred a net loss in each year since our inception in 2016 and have generated limited revenues since inception, principally as a result of our investments in building infrastructure in support of our manufacturing and business operations and plans for growth. We experienced net losses of approximately $34.2 million and $22.9 million for the years ended December 31, 2023 and 2022. As of December 31, 2023, we had an accumulated deficit of approximately $115.3 million. We may incur significant additional losses as we continue to focus our resources on scaling up our operations for growth and incur significant future expenditures for research and development, sales and marketing, and general and administrative expenses, capital expenses and working capital fluctuations.

Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully market our products to meet the market demand and maintain compliance with the rules, regulations and laws of federal, state, local and international governmental bodies. We may be unable to achieve any or all of these goals with regard to our products. Our future vehicle roadmap requires significant investment prior to commercial introduction, but these vehicles may never be successfully designed, engineered, manufactured or sold. Moreover, scaling up of our operations, launching additional products and expanding our sales territories will require significant additional investment. We will continue to incur losses until such time that our vehicle sales volume supports our underlying overhead costs. As a result, we may never be profitable or achieve significant and/or sustained revenues. Even if we are successful in generating revenue and increasing our customer base, we may not become profitable in the future or may be unable to maintain any profitability achieved if we fail to increase our revenue and manage our operating expenses or if we incur unanticipated liabilities.

A significant portion of our revenues has historically been derived from Club Car pursuant to the MPA. Following the termination of the MPA, we will need to identify new strategic channel partners to support the sales of our vehicles.

The majority of our sales have historically been comprised of sales to Club Car pursuant to the MPA, with revenues from Club Car constituting approximately 0% of our revenues in 2023 and 100% of our revenues in 2022. On April 4, 2023, we delivered notice of termination of the MPA to Club Car, and we do not expect them to remain a customer going forward. The loss of Club Car as a customer could have a material adverse effect on our sales, financial condition, and results of operations.

Following the termination of the MPA, we will need to identify new strategic channel partners to support the sales of our vehicles. It may take time to identify and add these partners and to train new personnel to market and support our vehicles. We may be unable to identify suitable partners, or such partners may not successfully market and sell our vehicles and may not devote sufficient time and resources to enable our vehicles to develop, achieve or sustain market acceptance. Failure to enter into arrangements with and retain a sufficient number of high-quality strategic channel partners could increase our marketing costs, adversely impact buying and inventory patterns, payment terms or other contractual terms, sell-through or delivery of our vehicles or curtail our routes-to-market, and could have a material adverse effect on our prospects, business, financial condition or results of operations.

We face risks associated with litigation and claims.

We are a party to certain legal proceedings, as further described under "Legal Proceedings." In addition, from time to time, we may become involved in various claims, disputes and legal or regulatory proceedings that arise in the ordinary course of business and relate to contractual and other obligations. Due to the uncertainties of litigation, we can give no assurance that we will prevail on any claims made against us in any such lawsuit. Also, we can give no assurance that any other lawsuits or claims brought in the future will not have an adverse effect on our financial condition, liquidity, or operating results. Adverse outcomes in some or all of these claims may result in significant monetary damages that could adversely affect our ability to conduct our business.

We rely upon a single third-party supplier and manufacturer located in Canada for certain sub-assembly and assembly parts for the Vanish. Any disruption in the operations of this third-party supplier could adversely affect our business and results of operations.

As part of our strategy to minimize our capital expenditures on manufacturing infrastructure, we currently rely on Linamar for certain sub-assembly and assembly parts for the Vanish. Our dependence on a single supplier and manufacturer for the Products and the challenges we may face in obtaining adequate supplies required to assemble our vehicles, involve several risks, including limited control over pricing, availability, quality and delivery schedules.

We cannot be certain that Linamar will continue to provide us with the quantities of the Products that we require or satisfy our anticipated specifications and quality requirements. If Linamar experiences unanticipated delays, disruptions or shutdowns or is unable to ship the Products, replacement or warranty parts for any reason, within or outside of Linamar's control, our manufacturing operations and customer deliveries would be seriously impacted. Although we believe we could locate alternative suppliers to fulfill our needs, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms or develop our own replacements. Any performance failure on the part of Linamar or any other of our significant suppliers could interrupt production of our vehicles, which would have a material adverse effect on our business, financial condition and operating results.

Since the expiration of the Karma Agreement in September 2022, we have assembled all vehicles at our own facilities, and we intend to continue doing so in the future. We may be unable to replace this lost manufacturing capacity on a timely and cost-effective basis, which could adversely impact our operations and ability to meet delivery timelines.

Prior to the expiration of the Karma Agreement in September 2022, we depended on Karma for a significant portion of our vehicle assembly operations. Since the expiration of the Karma Agreement, we have assembled all vehicles at our own facilities, and intend to continue doing so in the future. We may be unable to replace this lost manufacturing capacity on a timely and cost-effective basis, which could adversely impact our operations and ability to meet delivery timelines.

We do not know whether we will be able to develop efficient, automated, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and manufacturing standards, as well as the manufacturing volumes, required to successfully mass market our vehicles. Even if we are successful in developing high-volume manufacturing capability and processes, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors or force majeure events, meets our product commercialization and manufacturing schedules and satisfies the requirements of customers and potential customers.

If we are unable to develop such manufacturing capabilities and processes, we may need to find a third party manufacturer, which may not be cost-effective and could expose us to a number of additional risks that are outside our control, including:

- unexpected increases in manufacturing costs;
- interruptions in shipments if a third-party contract manufacturing partner is unable to complete production in a timely manner;
- reduced control over delivery schedules;
- reduced control over manufacturing levels and our ability to meet minimum volume commitments to our customers;
- reduced control over manufacturing yield; and
- reduced control over manufacturing capacity.

If we or a manufacturing partner were to experience delays, disruptions, capacity constraints or quality control problems in manufacturing operations, product shipments could be delayed or rejected, and our customers could consequently elect to change product demand. These disruptions could have a material adverse effect on our revenues, competitive position and reputation.

The market for our products is developing and may not develop as expected.

The market for our electric vehicles is developing and may not develop as expected. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving multi-level government regulations and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. The electric vehicle market is in its early stage where many standards and best practices have not been established or are constantly evolving, and it may take many years for the market to fully mature.

We believe our future success will depend in large part on our ability to quickly and efficiently adapt to both the market demand for products and features, as well as adapt to newly created statutory laws at federal, state, local and international levels. Due to the nature of the electronic vehicle market still in development, it is difficult to predict the demands for our electric vehicles and ancillary services and products, as well as the size and growth rate for this market, the entry of competitive products, or the success of existing competitive products. If a meaningful market for our vehicles does not develop, we will not be successful.

We are currently evaluating our product development strategy, which may result in significant changes and have a material impact on our business, results of operations and financial condition.

Following the hiring of our former Chief Executive Officer, in the third quarter of 2021, we initiated a strategic review of our product development strategy. This process has resulted, and may further result, in us modifying or discontinuing current or planned products, reallocating time and resources among existing products, exploring new products or making other operational changes, including adjusting our reliance on internal and external resources. Most recently, on January 31, 2024, we implemented an internal restructuring in order to achieve greater efficiency in pursuit of our strategic goals. As part of the restructuring, amongst other things, we eliminated a substantial number of positions as we re-evaluate our sales, marketing and manufacturing functions. Following the internal restructuring, as of March 22, 2024, we have 14 full-time employees. Any decisions on advancing, reprioritizing or eliminating any of our products will be based on an evaluation of a number of factors, including our assessment of internal and external resources, the potential market for such products, the costs and complexities of manufacturing, the potential of competing products, as well as the likelihood of any challenges to our intellectual property, regardless of merit.

If disruptions in our transportation network continue to occur or our shipping costs continue to increase, we may be unable to sell or timely deliver our products, and our gross margin could decrease.

A majority of our raw materials have historically been shipped via container from overseas vendors in China, such as Cenntro, which has historically been our largest supplier. Although we have reduced our reliance on offshore suppliers by primarily sourcing components for the Vanish from vendors in North America and Europe, our vendors may be reliant on offshore suppliers. We rely heavily on third parties, including ocean carriers and truckers, in that process. The global shipping industry has experienced a shortage of shipping capacity, trucking shortages, increased ocean shipping rates and increased trucking and fuel costs. As a result, our receipt of imported products has been, and may continue to be, disrupted or delayed.

In the past, we have experienced business disruptions due to factors such as supply and demand imbalance, a shortage of warehouse workers, truck drivers, transport equipment (tractors and trailers) and other causes, which have resulted in heightened congestion, bottlenecks and gridlock, leading to abnormally high transportation delays. This has materially and adversely affected our business and financial results for the fiscal year ended December 31, 2023 and could continue to materially and adversely affect our business and financial results throughout 2024. If significant disruptions along these lines continue, this could lead to further significant disruptions in our business, delays in shipments to us and our vendors, and revenue and profitability shortfalls, which could adversely affect our business, prospects, financial condition and operating results.

The global shipping industry is also experiencing unprecedented increases in shipping rates from the trans-Pacific ocean carriers due to various factors, including limited availability of shipping capacity. We may find it necessary to rely on an increasingly expensive spot market and other alternative sources to make up any shortfall in shipping needs. Additionally, if increases in fuel prices occur, our transportation costs would likely further increase. Similarly, supply chain disruptions such as those described in the preceding paragraphs may lead to an increase in transportation costs. Such cost increases have adversely affected our business and could have additional adverse effects on our business, prospects, financial condition and operating results.

Our limited operating history makes evaluating our business and prospects difficult and may increase the risk of any investment in our securities.

Our limited operating history makes evaluating our business and prospects difficult and may increase the risk of investment. Our operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult to predict our future operating results. Any substantial adjustment to overhead expenses to account for lower levels of sales is difficult and takes time, thus we may not be able to reduce our costs sufficiently to compensate for a shortfall in net sales, and even a small shortfall in net sales could disproportionately and adversely affect our operating margin and operating results for a given period.

Our operating results may also fluctuate due to a variety of other factors, many of which are outside our control, including the changing and volatile local, national, and international economic environments. Besides the other risks in this "Risk Factors" section, factors that may affect our operations include:

- fluctuations in demand for our products;
- the inherent complexity, length, and associated unpredictability of product development windows and product lifecycles;
- changes in customers' budgets for technology purchases and delays in their purchasing cycles;
- changes in customer preferences;
- changing market conditions;
- any significant changes in the competitive dynamics of our markets, including new entrants or further consolidation;
- our ability to continue to broaden our customer and dealer base beyond our traditional customers and dealers;
- our ability to broaden our geographical markets;
- the timing of product releases or upgrades by us or our competitors; and
- our ability to develop, introduce, and ship in a timely manner new products and product enhancements and anticipate future market demands that meet customers' requirements.

Each of these factors individually, or the cumulative effect of two or more of these factors, could result in large fluctuations in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and our operating results for any given period may fall below expectations or our guidance. You should not rely on our past results as an indication of future performance.

If we are unable to effectively implement or manage our growth strategy, our operating results and financial condition could be materially and adversely affected.

Our ability to generate and grow revenue will depend, in part, on our ability to execute our business plan, expand our business model and develop new products in a timely manner. As part of our growth strategy, we may modify our distribution channels, engage in strategic transactions with third parties to access additional sales and distribution channels, accelerate product adoption for particular vertical markets, open new manufacturing, research or engineering facilities or expand our existing facilities. We also plan to add additional product lines and expand our businesses into new geographical markets. There is a range of risks inherent in such a strategy that could adversely affect our ability to successfully achieve these objectives, including, but not limited to, the following:

- the potential failure to successfully operate our dealer-distribution channels;
- an inability to attract and retain customers, employees, suppliers and/or marketing partners;
- the uncertainty that we may not be able to generate, anticipate or meet consumer demand;
- the potential disruption of our business;
- the increased scope and complexity of our operations could require significant attention from management and impose constraints on our operations or other projects;
- inconsistencies between our standards, procedures and policies and those of new points of sale or dealerships, and costs or inefficiencies associated with the integration of our operational and administrative systems, if necessary;
- unforeseen expenses, delays or conditions, including the potential for increased regulatory compliance or other third-party approvals or consents, or provisions in contracts with third parties that could limit our flexibility to take certain actions;

- the costs of compliance with local laws and regulations and the implementation of compliance processes, as well as the assumption of unexpected labilities, litigation, penalties or other enforcement actions;
- the uncertainty that new product lines or ancillary services will generate anticipated sales;
- the uncertainty that the expanded operations will achieve anticipated operating results;
- the difficulty of managing the operations of a larger company;
- the difficulty of competing for growth opportunities with companies that have greater financial resources than us; and
- the ability of our suppliers to support consumer demand.

Any one of these factors could impair our growth strategy, result in delays, increased costs or decreases in the amount of expected revenues derived from our growth strategy and could adversely impact our prospects, business, financial condition or results of operations.

Developments in alternative technologies or improvements in the internal combustion engine may have a materially adverse effect on the demand for our electric vehicles.

Significant developments related to ethanol or compressed natural gas, or improvements in the fuel economy of the internal combustion engine or hybrids may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, types of fuel that are abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. If alternative energy engines or low gasoline prices make existing four-wheeled vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles. Furthermore, given the rapidly changing nature of the electric vehicle market, there can be no assurance that our vehicles and technology will not be rendered obsolete by alternative or competing technologies. Any material change in the existing technologies may cause delays in our development and introduction of new or upgraded vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

The markets in which we operate are highly competitive, and we may not be successful in competing in these industries. We currently face competition from new and established domestic and international competitors and expect to face competition from others in the future, including competition from companies with new technology.

We face significant competition, and there is no assurance that our vehicles will be successful in the respective markets in which they compete. The worldwide vehicle market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. Established automobile manufacturers such as General Motors, Ford, Nissan and Toyota, as well as other newer companies such as Tesla, Arcimoto and Electrameccanica, have entered or are reported to have plans to enter the alternative fuel vehicle market, including hybrid, plug-in hybrid and fully electric vehicles. In some cases, such competitors have announced an intention to now or at some point in the future produce electric vehicles exclusively.

As the LSEV market grows increasingly saturated, we expect to experience significant competition. The most competitive companies in the global LSEV market include HDK Electric Vehicles, Bradshaw Electric Vehicles, Textron Inc., Polaris Industries, Yamaha Motors Co. Ltd., Ingersoll Rand, Inc., Speedway Electric, AGT Electric Cars, Bintelli Electric Vehicles and Ligier Group. Many of our existing or potential competitors have substantially greater financial, technical and human resources than us, and significantly greater experience in manufacturing, designing and selling electric vehicles, as well as in clearing regulatory requirements for those vehicles in the United States and in foreign countries. Many of our current and potential future competitors also have significantly more experience designing, building and selling electric vehicles at the commercial, or fleet, scale. Large automobile or equipment manufacturers with greater purchasing power allow them to acquire raw materials at a much lower cost. Additionally, the large traditional manufacturer has more ready access to efficient design, testing and service facilities. We do not have the company history, facilities or capital to properly compete with large traditional manufacturers should they decide to enter our market. Mergers and acquisitions in the electric vehicle market could result in even more resources being concentrated among a smaller number of our competitors.

Increased competition could result in lower vehicle unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results. Additionally, industry overcapacity has resulted in many manufacturers offering marketing incentives on vehicles in an attempt to maintain and grow market share. These incentives historically have included a combination of subsidized financing or leasing programs, price rebates, and other incentives. As a result, we are not necessarily able to set our prices to offset higher costs. Continuation of or increased excess capacity could have a substantial adverse effect on our financial condition and results of operations.

New entrants seeking to gain market share by introducing new technology, attractive feature sets, new products and development of longer-life power packs may make it more difficult for us to sell our vehicles and earn design wins which could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses, or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Our future growth depends on customers' willingness to adopt electric vehicles.

If there is lower market demand for our electric vehicles than we expect in the target markets, which include universities, food delivery services, last mile delivery service, municipalities and on-road and personal transportation, our business, prospects, financial condition and operating results will be negatively impacted. Potential customers may be reluctant to adopt electric vehicles as an alternative to traditional internal combustion engine vehicles or other electric vehicles due to various factors, which include but are not limited to:

- perceptions or negative publicity about electric vehicle quality, dependability, safety, stability of lithium-ion battery packs, utility, performance and cost regarding our vehicles or electric vehicles sold by other manufacturers, especially if accidents or certain events create a negative public perception;

- local, regional, national and international investment in charging infrastructure, standardization of electric vehicle charging systems and cost of charging that may impact adaptability for the overall electric vehicle market;

- the limited range of the vehicle on a single battery charge cycle;

- the impact of driving habits and terrain on the battery life, especially the differences with internal combustion engines;

- the deterioration rate of the battery packs, which are impacted by many external factors, including, but not limited to, overall life, environmental conditions, dormant time, the number of lifetime charge cycles and these factors' impacts on the batteries' ability to maintain an adequate charge;

- the access to knowledgeable service locations to support our electric vehicles;

- the price of alternative fuel sources, such as gasoline, as an alternative to the cost of charging electricity; and

- the availability of governmental incentives, including tax deductions and credits offered to consumers for purchasing and using electric vehicles.

Any of the above factors may hinder widespread adoption of electric vehicles and influence prospective customers and dealers to decide not to purchase our electric vehicles. Such issues would have an adverse material effect on our consolidated financial statements of operations, financial conditions, ability to develop strategic partnerships and ability to raise additional funding.

We may experience lower-than-anticipated market acceptance of our current models and the vehicles in development.

Our projected growth depends upon the end-consumers' mass adoption of our purpose-built electric vehicles. Although we have conducted some market research regarding our electric vehicles we currently sell or are developing, many factors both within and outside our control affect the success of our vehicles in the marketplace. At this time, it is difficult to measure consumers' willingness to adopt purpose-built electric vehicles, particularly two-passenger electric vehicles. Offering fuel-efficient vehicles that consumers want and value can mitigate the risks of increasing price competition and declining demand, but vehicles that are perceived to be less desirable (whether in terms of price, quality, styling, safety, overall value, or other attributes) can exacerbate these risks. For example, if a new vehicle encountered quality issues at the time of launch, the vehicle's perceived quality could be affected even after the issues had been corrected, resulting in lower than anticipated sales volumes, market share, and profitability. Moreover, if a new vehicle is not accepted by consumers based on size, styling, or other attributes, we would experience lower than anticipated sales volumes, market share, and profitability. If our vehicles are not adopted or there is a reduction in demand for our products caused by a lack of customer acceptance, a slowdown in demand for electronic transportation solutions, battery safety concerns, technological challenges, battery life issues, competing technologies and products, decreases in discretionary spending, weakening economic conditions, or otherwise, the reduction in demand could result in reduced customer orders, early order cancellations, the loss of customers, or decreased sales, any of which would adversely affect our business, operating results, and financial condition.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed, and our reputation may be damaged.

We have been expanding our operations significantly since our inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

- establishing sufficient sales, service and service facilities in a timely manner;
- forecasting production and revenue;
- training new personnel;
- controlling expenses and investments in anticipation of expanded operations;
- establishing or expanding design, manufacturing, sales and service facilities;
- implementing and enhancing administrative infrastructure, systems and processes;
- addressing new markets;
- expanding operations and finding and hiring a significant number of additional personnel, including manufacturing personnel, design personnel, engineers and service technicians; and
- securing sub-assemblies and other raw materials from our suppliers to support growth.

In this regard, we will be required to continue to improve our operational, financial and management controls and our reporting procedures, and we may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results and gross margin will be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products could be harmed, damage our reputation and brand, and may have a material adverse effect on our business, operating results and financial condition.

If we fail to include key feature sets relative to the target markets for our electric vehicles, our business will be harmed.

Achieving design wins to support the needs of our target markets is an important success factor for our business. In order to achieve design wins, we must:

- anticipate the features and functionality that OEMs, customers and consumers will demand;
- successfully incorporate those features and functionalities into products that meet the exacting design requirements of our customers; and
- price our products competitively.

Failure to maintain our expertise and inability to deliver custom, specific design systems could harm our business.

Unanticipated changes in industry standards could render our vehicles incompatible with such standards and adversely affect our business.

The emergence of new industry standards and technical requirements could render our vehicles incompatible with vehicles developed by competitors or make it difficult for our products to meet the requirements of our end-customers. Moreover, the introduction of new industry standards, or changes to existing industry standards, could cause us to incur substantial development costs to adapt to these new or changed standards, particularly if we were to achieve, or be perceived as likely to achieve, greater penetration in the marketplace. If our vehicles are not in compliance with prevailing industry standards and technical requirements for a significant period of time, we could miss opportunities to achieve crucial design wins, our revenue may decline, and we may incur significant expenses to redesign our vehicles to meet the relevant standards, which could adversely affect our business, results of operations and prospects.

Our future success depends on our ability to identify additional market opportunities and develop and successfully introduce new and enhanced products that address such markets and meet the needs of customers in such markets.

We may not be able to successfully develop new electric vehicles, address new market segments or develop a broader customer base. We currently sell one four-wheeled truck, service parts, and payload options from which all our revenues are derived. Our future success will be dependent on our ability to address additional markets, anticipate our existing and prospective customers' needs and develop new vehicle models that meet those needs. We will have to incorporate the latest technological improvements and enhancements into our future vehicles to be able to compete in the rapidly evolving electric vehicle industry and the target markets. There can be no assurance that we will be able to design future models of vehicles, or develop future services, that will meet the expectations of our customers or address market demands, or that our future models will achieve market acceptance or become commercially viable.

In order to introduce new products and product enhancements, we will have to coordinate with our suppliers and other third parties to design a new model or an enhanced version of an existing model that offer features desired by our customers and a level of performance, functionality, or cost-effectiveness superior to the vehicles offered by our competitors. If we fail to coordinate these efforts and achieve market introduction and acceptance of new or upgraded vehicle models that address the needs of our customers in a timely manner, our operating results will be materially and adversely affected, and our business and prospects will be harmed.

Furthermore, we will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities could materially harm our business, financial condition, operating results and prospects.

Unforeseen or recurring operational problems at our facilities, or a catastrophic loss of our manufacturing facilities, may cause significant lost or delayed production and adversely affect our results operations.

We import sub-assemblies from Linamar and perform final assembly, testing and safety qualifications in our facility in Round Rock, Texas in an assembly line process. Our manufacturing process could be affected by operational problems that could impair our production capability and the timeframes within which we expect to produce our vehicles. Disruptions or shutdowns at our assembly facility could be caused by

- maintenance outages to conduct maintenance activities that cannot be performed safely during operations;
- prolonged power failures or reductions;
- breakdown, failure or substandard performance of any of our machines or other equipment;
- noncompliance with, and liabilities related to, environmental requirements or permits;
- disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;
- fires, floods, snow or ice storms, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, political unrest, economic sanctions, war or terrorist activities;
- other operational problems; or
- availability of parts, including both batteries and semiconductors, which are used to produce many components of our vehicles.

If our manufacturing facility is compromised or shut down, we may experience prolonged startup periods, regardless of the reason for the compromise or shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the compromise or shutdown and other factors. Any disruption in operations at our facility could cause a significant loss of production, delays in our ability to produce our vehicles and adversely affect our results of operations and negatively impact our customers. Further, a catastrophic event could result in the loss of the use of all or a portion of our manufacturing facility. Although we carry property insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims, and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given that our vehicles have a limited commercial history. A successful product liability claim against us that exceeds our product liability insurance limits could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicles, which would have a material adverse effect on our brand, business, prospects and operating results. We maintain product liability insurance for all of our vehicles with annual limits of $10.0 million on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our vehicles and are forced to make a claim under our policy.

If our vehicles fail to perform as expected due to defects, our ability to develop, market and sell our electric vehicles could be seriously harmed.

Our vehicles have in the past and may in the future contain defects in design and manufacturing that may cause them not to perform as expected or that may require repair, including a result of defective parts received from our former supplier. The discovery of defects in our vehicles would result in delays in new model launches, recall campaigns, reputational damage, or increased warranty costs that may negatively affect our business. Moreover, if one of our vehicles is a cause, or perceived to be the cause, of injury or death to an operator, passenger or bystander, we would likely be subject to a claim. If we were found responsible, we could incur substantial liability which could interrupt or even cause us to terminate some or all of our operations.

Meeting or exceeding many government-mandated safety standards is costly and often technologically challenging. Government safety standards also require manufacturers to remedy defects related to vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. The costs of recall campaigns or warranty costs to remedy such defects in vehicles that have been sold could be substantial. Further, adverse publicity surrounding actual or alleged safety-related or other defects could damage our reputation and confidence in our vehicles, which would adversely affect sales of our vehicles.

We depend on key personnel to operate our business, and the loss of one or more members of our management team, or our failure to attract, integrate and retain other highly qualified personnel in the future, could harm our business.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, finance and sales and marketing personnel. We have only one line of business and are highly dependent upon the continued service of our key executive officers and other employees. The loss of and failure to replace key management and personnel could have a serious adverse effect on sales bookings, strategic relationships, manufacturing operations, order fulfilment and customer service, and may adversely impact the achievement of our objectives. Despite our efforts to retain valuable employees, members of our management may terminate their employment with us at any time. Although we have written employment agreements with our executive officers, these employment agreements do not bind these executives for any specific term and allow executive officers to leave at any time, for any reason, with or without cause. We do not maintain any "key-man" insurance policies on any of the key employees nor do we intend to obtain such insurance.

Recruiting and retaining qualified employees, consultants, and advisors for our business, including sales or technical personnel, is crucial to continue to execute our growth strategy. Because the pool of qualified personnel with engineering or manufacturing experience and/or experience working in the electric vehicle market is limited overall, recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive. Many of the companies with which we compete for experienced personnel have greater resources than us. We are also at a disadvantage in recruiting and retaining key personnel, as our small size and limited resources may be viewed as providing a less stable environment with fewer opportunities than would be offered at one of our larger competitors. As a result, we may not be successful in either attracting or retaining such personnel and/or on acceptable terms given the competition and may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses. In addition, failure to succeed in expansion of our operations may make it more challenging to recruit and retain qualified personnel.

Transitioning from an offshoring to an onshoring business model carries risks.

We recently transitioned from a supply chain that is heavily reliant on Chinese imports to a supply chain that relies primarily upon North American and European sources. If our new materials suppliers are not managed properly to support vehicle demand, our results of operations and working capital can be adversely affected. If we are unable to implement our business plans in the timeframe estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, we will not be able to scale up our operations to generate greater profit. As a result, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes than we have done in the past. If we are unable to accurately match the timing and quantities of component purchases to our actual production plans or capabilities, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may have to incur unexpected storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

We currently have limited electric vehicles marketing and sales experience, and if we are unable to establish sales and marketing capabilities or enter into dealer agreements to market and sell our vehicles, we may be unable to generate any revenue.

We have limited experience selling and marketing our vehicles, and we currently have minimal marketing or sales organization. To successfully expand our operations, we will need to invest in and develop these capabilities, either on our own or with others, which would be expensive, difficult and time consuming. Any failure or delay in the timely development of our internal sales and marketing capabilities could adversely impact the potential for success of our products.

Further, given our lack of prior experience in marketing and selling electric vehicles, we rely on third-party dealers to market our vehicles. If these dealers do not commit sufficient resources to market our vehicles and we are unable to develop the necessary marketing and sales capabilities on our own, including developing a direct sales channel with our end-customers, we will be unable to generate sufficient revenue from the sale of our vehicles to sustain or grow our business. We may be competing with companies that currently have extensive and well-funded marketing and sales operations, particularly in the markets we are targeting. Without appropriate capabilities, whether directly or through third-party dealerships, we may be unable to compete successfully against these more established companies.

Failure to maintain the strength and value of our brand could have a material adverse effect on our business, financial condition and results of operations.

Our success depends, in part, on the value and strength of our brand. Maintaining, enhancing, promoting and positioning our brand, particularly in new markets where we have limited brand recognition, will depend largely on the success of our marketing and merchandising efforts and our ability to provide high-quality services, warranty plans, products and resources and a consistent, high-quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives, if we fail to comply with laws and regulations, if we are subject to publicized litigation or if our public image or reputation were to be tarnished by negative publicity. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers or third-party providers of services or other electric transportation companies or their products or negative publicity related to members of management. Any of these events could hurt our image, resulting in reduced demand for our products and a decrease in sales. Further, maintaining, enhancing, promoting and positioning our brands' images may require us to make substantial investments in marketing and employee training, which could adversely affect our cash flow, and which may ultimately be unsuccessful. These factors could have a material adverse effect on our business, financial condition and results of operations.

The range of our electric vehicles on a single charge declines over time, which may negatively influence potential customers' decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer's use of their vehicle, as well as the frequency with which they charge the battery of their vehicle, can result in additional deterioration of the battery's ability to hold a charge. Additionally, over time, a battery's ability to hold its initial charge will degrade. While expected in electric vehicle applications, such battery deterioration and the related decrease in range may negatively influence potential customer decisions as to whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

We offer a product warranty to cover defective products at no cost to the customer. An unexpected change in failure rates of our products could have a material adverse impact on our business, financial condition and operating results.

We offer product warranties that generally extend for two years from date of sale that require us to repair or replace defective products returned by the customer during the warranty period at no cost to the customer. While defects in the individual parts for our vehicles are currently reimbursed by our supply chain, warranty labor is our responsibility. We record an estimate for anticipated warranty-related costs at the time of sale based on historical and estimated future product return rates and expected repair or replacement costs. While such costs and failure rates have historically been within management's expectations and the provisions established and we receive warranty coverage from our vendors, unexpected changes in failure rates could have a material adverse impact on our business requiring additional warranty reserves. These failures could adversely impact our operating results.

Increases in costs, disruption of supply or shortage of raw materials, including but not limited to lithium-ion battery cells, chipsets and displays, could harm our business

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including lithium-ion battery cells, semiconductors, and integrated circuits. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. Currently, we are experiencing supply chain shortages, including with respect to lithium-ion battery cells, integrated circuits, vehicle control chips, and displays. Certain production-ready components such as chipsets and displays may be delayed en route to our facilities, which has and may continue to cause delays in validation and testing for these components, which would in turn create a delay in the availability of saleable vehicles.

We use various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and cobalt. The prices for these raw materials fluctuate depending on market conditions, and global demand, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

- the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;
- disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
- an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Any disruption in the supply of lithium-ion battery cells, semiconductors, or integrated circuits could temporarily disrupt production of our vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased electric vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices.

Customer financing and insuring our vehicles may prove difficult because retail lenders are unfamiliar with our vehicles and our vehicles have a limited loss history determining residual values within the insurance industry.

Retail lenders are unfamiliar with our vehicles and may be hesitant to provide financing to our customers. Our vehicles do not have a loss history in the insurance industry, which may cause our customers difficulty in securing insurance coverage.

Our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames. If such events occur in our electric vehicles, we could face liability associated with our warranty, for damage or injury, adverse publicity and a potential safety recall, any of which would adversely affect our business, prospects, financial condition and operating results.

The battery packs in our electric vehicles use lithium-ion cells. On occasion, if not appropriately managed and controlled, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. These events also have raised questions about the suitability of these lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, which could damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We rely on other companies in the supply chain with work forces that may or may not be unionized and are thus subject to work stoppages or strikes organized by such unions, which could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or within that of our key suppliers' businesses, it could delay the manufacturing, sale and shipment of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition.

We rely on our dealers for the service of our vehicles and have limited experience servicing our vehicles. If we are unable to address the service requirements of our future customers, our business will be materially and adversely affected.

Currently, our vehicles are serviced by the selling dealer. If the dealer is unable to successfully address the service requirements of our customers, customer confidence in both the vehicles and our brand will erode and our prospects and operating results will be materially and adversely affected. In addition, we anticipate the level and quality of service the dealers will provide to our customers will have a direct impact on the success of our future vehicles. If our dealers are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be significantly impaired.

Our dealers have very limited experience servicing our vehicles. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

If we fail to deliver vehicles and accessories to market as scheduled, our business will be harmed.

A significant amount of our revenue is seasonal. By missing product delivery schedules, we may miss that year's opportunity to bring and sell a new product to market. Seasonality could be affected by many factors including, but not limited to, governmental fiscal years, as municipalities tend to order vehicles either at the end of their fiscal year when they know they have funds remaining, and tourist season for geographically diverse destination fleet operators, as such customers tend to place their entire orders for delivery in time for the beginning of that season. Any change in fleet replacement timing, average fleet age, or fleet maintenance demands may have a material impact on the business.

Failure in our information technology and storage systems could significantly disrupt the operation of our business.

Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology ("IT") systems. We must routinely update our IT infrastructure and our various IT systems throughout the organization, or we may not continue to meet our current and future business needs. Modification, upgrade or replacement of such systems may be costly. Furthermore, IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our and our vendors' servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautionary measures to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to operate our business.

Risks Relating to Our Financial Position and Need for Additional Capital

We may be required to raise additional capital to fund our operations, and such funding may be costly or difficult to obtain and could dilute our stockholders' ownership interests.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business, and we may need to raise additional funds to expand our operations and reach vehicle production goals. At December 31, 2023, we had working capital of approximately $44,670,150. Based upon our current expectations, we believe that our existing capital resources will enable us to continue planned operations through at least April 1, 2025. However, we cannot assure you that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate. If our cash on hand and our sales revenue are not sufficient to cover our cash requirements, we will need to raise additional capital, whether through the sale of equity or debt securities, the entry into strategic business collaborations, the establishment of other funding facilities, licensing arrangements, or asset sales or other means, in order to support our business plan. In addition, we may need to raise additional capital for strategic acquisitions or transactions. Such additional capital may not be available on reasonable terms or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions, performance of our vehicles, market demand for our vehicles and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to obtain additional financing on a timely basis, we may have to curtail, delay or eliminate our development activities and growth plans, and/or be forced to sell some or all assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations, and ultimately we could be forced to discontinue our operations and liquidate, in which event it is unlikely that stockholders would receive any distribution on their shares. Further, we may not be able to continue operating if we do not generate sufficient revenues from operations to stay in business.

We have raised capital in the past primarily through public offerings, as well as debt and private placements of our convertible preferred stock. We may in the future pursue the sale of additional equity and/or debt securities, or the establishment of other funding facilities including asset-based borrowings. There can be no assurances, however, that we will be able to raise additional capital through such an offering on acceptable terms, or at all. Issuances of additional debt or equity securities could impact the rights of the holders of our common stock and may dilute their ownership percentage. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

The terms of debt securities we may have to issue or future borrowings we may have to incur to fund our operations could impose significant restrictions on our operations. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business.

If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, to grant licenses on terms that are not favorable to us, or to issue equity instruments that may be dilutive to our stockholders.

In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Our long-term capital requirements are subject to numerous risks.

Our long-term capital requirements are expected to depend on many potential factors, including, among others:

- the number of vehicles being manufactured and future models in development;
- the regulatory compliance and clarity of each of our vehicles;
- the progress, success and cost of our development programs, including manufacturing;
- the costs of manufacturing, developing sales, marketing and distribution channels;
- the costs of enforcing our issued patents and defending intellectual property-related claims;
- our ability to successfully grow sales, including securing strategic partner and distribution agreements and favorable pricing and market share; and
- our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

As part of our business strategy, we may make acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

- the ability to profitably manage acquired businesses or successfully integrate the acquired businesses' operations, personnel, financial reporting, accounting and internal controls, technologies and products into our business;
- increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;
- entry into jurisdictions or acquisition of products or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;
- diversion of management's attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;
- the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and
- the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing shares of our common stock to fund an acquisition would cause economic dilution to existing stockholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our common stock unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

Holders of our Series H-7 Preferred Stock are entitled to certain payments under the Certificate of Designations that may be paid in cash or in shares of common stock depending on the circumstances. If we make these payments in cash, we may be required to expend a substantial portion of our cash resources. If we make these payments in common stock, it may result in substantial dilution to the holders of our common stock.

Under the Certificate of Designations, we are required to redeem the outstanding shares of our Series H-7 Preferred Stock (the "Series H-7 Preferred Shares") in monthly installments, commencing on a date between February 7, 2024, and August 7, 2025. On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware (the "Secretary of State") a Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock (the "Certificate of Amendment"), which became effective upon filing, which amended the monthly installment dates, commencing on and between May 7, 2024, and August 7, 2025. Holders of the Series H-7 Preferred Shares are also entitled to receive dividends, payable in arrears monthly, and dividends payable on installment dates shall be paid as part of the applicable installment amount. Installment amounts are payable, at the company's election, in shares of common stock or, subject to certain limitations, in cash. Installment amounts paid in cash must be paid in the amount of 105% of the applicable payment amount due. For any installment amounts paid in shares of common stock, the number of shares of common stock shall be calculated by dividing the applicable payment amount due by the "installment conversion price." The installment conversion price shall be equal to the lower of (i) the Conversion Price (as defined in the Certificate of Designations) in effect as of the applicable payment date and (ii) the greater of (A) 80% of the average of the three lowest closing prices of our common stock during the thirty trading day period immediately prior to the date the payment is due or (B) $0.744 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market.

Our ability to make payments due to the holders of the Series H-7 Preferred Shares using shares of common stock is subject to certain limitations set forth in the Certificate of Designations. If we are unable to make amortization payments in shares of common stock, we may be forced to make such payments in cash. If we do not have sufficient cash resources to make these payments, we may need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If are unable to raise sufficient capital to meet our payment obligations, we may need to delay, reduce, or eliminate certain of our operations, sell some or all of our assets or merge with another entity.

Our ability to make payments due to the holders of the Series H-7 Preferred Shares using cash is also limited by the amount of cash we have on hand at the time such payments are due, as well as certain provisions of the Delaware General Corporation Law. Further, we intend to make the amortization payments due to holders of Preferred Stock in the form of common stock to the extent allowed under the Certificate of Designations and applicable law in order to preserve our cash resources. The issuance of shares of common stock to the holders of our Preferred Stock will increase the number of shares of common stock outstanding and could result in substantial dilution to the existing holders of our common stock.

The Certificate of Designations and the Warrants contain anti-dilution provisions and other adjustment provisions that have resulted in the reduction of the Conversion Price of the Series H-7 Preferred Shares and the Exercise Price of the Warrants and may do so again in the future. These features may increase the number of shares of common stock issuable upon conversion of the Series H-7 Preferred Shares or upon the exercise of the Warrants.

The Certificate of Designations and the Warrants contain anti-dilution provisions, which provisions require the lowering of the applicable Conversion Price or Exercise Price, as then in effect, to the purchase price of equity or equity-linked securities issued in any subsequent offerings. The Certificate of Designations and the Warrants also contain certain other adjustment provisions that provide for the lowering of the applicable Conversion Price or Exercise Price, as then in effect, following any stock split, stock dividend, stock combination, reverse stock split, recapitalization or other similar transaction involving the outstanding Common Stock (a "Stock Combination Event Adjustment"). Pursuant to the Stock Combination Event Adjustment provisions, following the Reverse Stock Split, the Conversion Price and the Exercise Price were both reduced from $8.00 per share to $2.00 per share. Additionally, if in the future, while any Series H-7 Preferred Shares or Warrants are outstanding, we issue securities for a consideration per share of common stock (the "New Issuance Price") that is less than the Conversion Price of the Series H-7 Preferred Shares or the Exercise Price of the Warrants, as then in effect, we will be required, subject to certain limitations and adjustments as provided in the Certificate of Designations or the Warrants, to reduce the Conversion Price or the Exercise Price to be equal to the New Issuance Price, which will result in a greater number of shares of common stock issuable upon conversion of the Series H-7 Preferred Shares and the exercise of the Warrants, which in turn will increase the dilutive effect of such conversions or exercises on existing holders of our common stock. It is possible that we will not have a sufficient number of shares available to satisfy the conversion of the Series H-7 Preferred Shares or the exercise of the Warrants if we enter into a future transaction that reduces the applicable Conversion Price or Exercise Price. If we do not have a sufficient number of available shares for any Series H-7 Preferred Share conversions or Warrant exercises, we may need to seek stockholder approval to increase the number of authorized shares of our common stock, which may not be possible and will be time consuming and expensive. The potential for such additional issuances may depress the price of our common stock regardless of our business performance and may make it difficult for us to raise additional equity capital while any of the Preferred Shares or Warrants are outstanding.

Under the Securities Purchase Agreement relating to the Series H-7 Preferred Shares we are subject to certain restrictive covenants that may make it difficult to procure additional financing.

The Securities Purchase Agreement pursuant to which we issued the Series H-7 Preferred Shares and the Warrants contains the following restrictive covenants, among others: (i) until Series H-7 Preferred Shares are no longer outstanding, we agreed not to enter into any variable rate transactions; (ii) we agreed to offer to the investors party to such Securities Purchase Agreement, until the later of (x) the date on which no Series H-7 Preferred Shares no longer outstanding and (y) the maturity date of the Series H-7 Preferred Shares, the opportunity to participate in any subsequent securities offerings by us; and (iii) we agreed to use our reasonable best efforts to hold a stockholder meeting, at which we would solicit our stockholders' affirmative vote for the Nasdaq Stockholder Approval no later than November 5, 2023, which approval was obtained at the Company's special meeting of stockholders held on September 14, 2023. If we require additional funding while these restrictive covenants remain in effect, a financing transaction while remaining in compliance with the terms of such Securities Purchase Agreement, or we may be forced to seek a waiver from the investors party to such Securities Purchase Agreement.

Risks Related to Regulatory Matters

Increased safety, emissions, fuel economy, or other regulations may result in higher costs, cash expenditures, and/or sales restrictions.

The motorized vehicle industry is governed by a substantial amount of government regulation, which often differs by state and region. Government regulation has arisen, and proposals for additional regulation are advanced, primarily out of concern for the environment, vehicle safety, and energy independence. In addition, many governments regulate local product content and/or impose import requirements as a means of creating jobs, protecting domestic producers, and influencing the balance of payments. The cost to comply with existing government regulations is substantial, and future additional regulations could have a substantial adverse impact on our financial condition.

Our vehicles are subject to multi-jurisdictional motor vehicle standards.

All vehicles sold must comply with federal, state and country-specific motor vehicle safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure of the AYRO Vanish Fleet or future vehicle models to satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If we fail to comply with evolving environmental and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and our operating results.

Changes in regulations could render our vehicles incompatible with federal, state or local regulations, or use cases.

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere, including our electric vehicles. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Therefore, any unanticipated changes in regulations applicable to our electric vehicles could render our vehicles incompatible, which may prevent us from selling such vehicles and, as a result, we could lose market share.

Unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in our vehicles, or otherwise, may derail our business.

Although we plan to comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards, compliance with governmental standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even when our vehicles comply with federal law and/or other applicable law. Furthermore, simply responding to actual or threatened litigation or government investigations of our compliance with regulatory standards, whether related to our vehicles, business or commercial relationships, may require significant expenditures of time and other resources. Litigation also is inherently uncertain, and we could experience significant adverse results if litigation is ever brought against us. In addition, adverse publicity surrounding an allegation of a defect, regulatory violation or other matter (with or without corresponding litigation or governmental investigation) may cause significant reputational harm that could have a significant adverse effect on our sales.

In order for us to sell directly to end customers, we are required to comply with state-specific regulations regarding the sale of vehicles by a manufacturer.

We sold approximately 0% of our vehicles directly to our end customers in the year ended December 31, 2023. Going forward, we intend to focus on leveraging volume sales through dealers; however, we will continue to sell vehicles directly to end customers. Sales to both dealers and end customers require us to comply with state-specific regulations regarding the sale of vehicles by a manufacturer, including licensing and registration requirements. State laws that regulate the distribution and sale of motor vehicles by the manufacturer vary, and ensuring compliance is time-consuming and costly. Moreover, for customers living in states where we are prohibited from selling directly from within the state, we will have to consummate sales at facilities in a state that allows direct manufacturer-to-consumer sales and deliver the vehicle to the end user via a common carrier. As such, we may be required to either acquire and maintain a facility in multiple states, or incur additional costs of delivery of the vehicle, which consequently increases the cost and/or sales price of our vehicles and makes our vehicles less desirable to end-customers.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if we experience additional material weaknesses in the future, our business may be harmed.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we are required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which requires us to furnish annually a report by management on the effectiveness of our internal control over financial reporting.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 and concluded our internal control over financial reporting was not effective as of December 31, 2023 due to the material weakness related to segregation of duties and reliance on outside consultants for external reporting. Specifically, due to limited resources and headcount we did not have multiple people in the accounting function for a full segregation of duties. We have taken and continue to take remedial steps to improve our internal control over financial reporting by hiring additional personnel with added expertise in public company reporting and expect to conclude that the material weakness has been remediated as these individuals progress through the onboarding process.

Remediation efforts place a significant burden on management and add increased pressure to our financial resources and processes. If we are unable to successfully remediate our existing material weakness or any additional material weaknesses in our internal control over financial reporting that may be identified in the future in a timely manner, the accuracy and timing of our financial reporting may be adversely affected; our liquidity, our access to capital markets, the perceptions of our creditworthiness may be adversely affected; we may be unable to maintain or regain compliance with applicable securities laws, the listing requirements of the Nasdaq Stock Market; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; our reputation may be harmed; and our stock price may decline.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our proprietary designs and intellectual property rights, our competitive position could be harmed.

Our ability to compete effectively is dependent in part upon our ability to obtain patent protection for our designs, products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We rely on design patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our designs, technology, proprietary rights or products. For example, the laws of certain countries in which our products, components and sub-assemblies are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our trade secrets and/or proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and there can be no assurance we will be successful in such action. Furthermore, our current and potential competitors may have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our trade secrets and/or intellectual property.

In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors or customers will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

We may need to license intellectual property from third parties in the future. If we fail to obtain licenses we need or fail to comply with our obligations in agreements under which we license intellectual property and other rights from third parties, we could lose our ability to manufacture our vehicles.

We may need to license intellectual property from third parties in the future for new vehicle models. No assurance can be given that we will be able to obtain such license or meet our obligations to maintain the licenses we may have to obtain from third parties in the future. If we were to lose or otherwise be unable to maintain these licenses for any reason, it would halt our ability to manufacture and sell our vehicles or may prohibit development of our future models, which could result in a material adverse effect on our business or results of operations.

In addition, if we do not own the patents or patent applications that we license, as was the case with the AYRO 411x's patents, we may need to rely upon our licensors to properly prosecute and maintain those patent applications and prevent infringement of those patents. If our licensors are unable to adequately protect their proprietary intellectual property we license from legal challenges, or if we are unable to enforce such licensed intellectual property against infringement or alternative technologies, we will not be able to compete effectively in the electric vehicle markets we are targeting.

Many of our proprietary designs are in digital form, and a breach of our computer systems could result in these designs being stolen.

If our security measures are breached or unauthorized access to private or proprietary data is otherwise obtained, our proprietary designs could be stolen. Because we hold many of these designs in digital form on our servers, there exists an inherent risk that an unauthorized third party could conduct a security breach resulting in the theft of our proprietary information. While we have taken steps to protect our proprietary information, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our competitive advantage and our ability to obtain new customers, thereby adversely affecting our financial results.

Our proprietary designs are susceptible to reverse engineering by our competitors.

Much of the value of our proprietary rights is derived from our vast library of design specifications. While we consider our design specifications to be protected by various proprietary, trade secret and intellectual property laws, such information is susceptible to reverse engineering by our competitors. We may not be able to prevent our competitors from developing competing design specifications, and the cost of enforcing these rights may be significant. If we are unable to adequately protect our proprietary designs, our financial condition and operating results could suffer.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We consider trade secrets, including confidential and unpatented know-how and designs important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by customarily entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, outside technical and commercial collaborators, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could harm our business.

The vehicle design and manufacturing industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. To the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned from other employers. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable.

Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

- pay substantial damages;
- cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
- expend significant resources to develop or acquire non-infringing intellectual property;
- discontinue processes incorporating infringing technology; or
- obtain licenses to the infringing intellectual property, which licenses may not be available on acceptable terms, or at all.

We are generally obligated to indemnify our sales channel partners, customers, suppliers and contractors for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our sales channel partners and customers for certain intellectual property infringement claims regarding our products. As a result, in the case of infringement claims against these sales channel partners and end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our sales channel partners and other end-customers in the future may seek indemnification from us in connection with infringement claims brought.

Risks Related to Our International Operations

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Exports of our products must be made in compliance with these laws and regulations. If we violate these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our channel partners, agents or consultants fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. Changes in our products or changes in applicable export or import laws and regulations may also create delays in the introduction and sale of our products in international markets, prevent our end-customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and operating results.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our suppliers' products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, operating results and future sales, and could place additional burdens on the operations of our business.

Our suppliers' products are subject to governmental regulations in many jurisdictions. To achieve and maintain market acceptance, our suppliers' products must continue to comply with these statutory regulations and many industry standards. As these regulations and standards evolve, and if new regulations or standards are implemented, our suppliers may have to modify their products. The failure of their products to comply, or delays in compliance, with the existing and evolving industry regulations and standards could prevent or delay introduction of our vehicles, which could harm our business. Supplier uncertainty regarding future policies may also affect demand for electric vehicles, including our vehicles. Moreover, channel partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We operate in the electric vehicle manufacturing sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. Both our executive management team and our board of directors are involved in the assessment, identification, and management of such risks, including prevention, mitigation, detection, and remediation of cybersecurity incidents.

Our executive management team is responsible for day-to-day assessment, identification and management of material risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. The individual currently serving in this role is our Executive Chairman. The executive management team monitors current events in order to remain aware of current cybersecurity threats and is informed of cybersecurity incidents as they arise by our frontline personnel.

We engage a third-party consultant to review our cybersecurity defense measures, inform our executive management team of emerging cybersecurity threats, and assist our executive management team in responding to any potential cybersecurity incidents. The executive management team is also responsible for overseeing and identifying risks from cybersecurity threats associated with our use of any third-party service providers.

Our board of directors is responsible for oversight of risks from cybersecurity threats in conjunction with our executive management team. Our board of directors receives updates from our management team with respect to risks from cybersecurity threats and are notified of any new significant cybersecurity threats or incidents as they arise. Additionally, our board of directors considers risks from cybersecurity threats as part of its overall assessment of risk management, including its general oversight of the Company's business strategy, risk management policies, and financials.

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our business strategy, results of operations or financial condition, and we are not aware of any cybersecurity incidents that are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. For further information regarding the risks associated with cybersecurity incidents, see "Risk Factors—Failure in our information technology and storage systems could significantly disrupt the operation of our business" in Item 1A of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES.

Our corporate headquarters are located at 900 E. Old Settlers Blvd., Suite 100, Round Rock, Texas. We currently lease approximately 23,927 square feet of office space in Round Rock, Texas under a lease that expires in February 2027. The lease agreement provides for a base monthly rent, and we are also responsible for real estate taxes, maintenance and other operating expenses applicable to the leased premises.

We believe that this facility is adequate for our present operations.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, that we believe are incidental to the operation of our business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on our results of operations, financial positions or cash flows.

Club Car

On October 20, 2023, Club Car filed a complaint against the Company in the Superior Court of Columbia County, Georgia (Civil Action File No. 2023ECV0838) (the "Club Car Complaint"), alleging that the Company had breached its contractual obligations to Club Car under the MPA due to alleged defects in the vehicles sold to Club Car and the Company's termination of warranty support following termination of the MPA. Club Car seeks unspecified damages and indemnification for past and future customer claims with respect to the vehicles sold to Club Car under the MPA. The Company intends to vigorously contest these allegations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the Nasdaq Capital Market under the symbol "AYRO."

Stockholders

As of March 29, 2024, there were approximately 84 stockholders of record of our common stock.

Dividends

We have not paid any cash dividends to our common stockholders since inception and do not plan to pay cash dividends in the foreseeable future. Any future declaration of dividends will depend on our earnings, capital requirements, financial condition, prospects and any other factors that our board of directors deems relevant, as well as compliance with the requirements of state law. In general, as a Delaware corporation, we may pay dividends out of surplus capital or, if there is no surplus capital, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. We currently intend to retain earnings, if any, for reinvestment in our business.

Recent Sales of Unregistered Securities

All sales of unregistered securities during the year ended December 31, 2023 were previously disclosed in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis should be read in conjunction with our historical financial statements and the related notes thereto. This management's discussion and analysis contains forward-looking statements, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words "believe," "plan," "intend," "anticipate," "target," "estimate," "expect" and the like, and/or future tense or conditional constructions ("will," "may," "could," "should," etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those under "Risk Factors" in our filings with the Securities and Exchange Commission ("SEC") that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. See "Forward-Looking Statements; Risk Factor Summary."

References in this management's discussion and analysis to "we," "us," "our," "the Company," "our Company" or "AYRO" refer to AYRO, Inc. and its subsidiaries.

Overview

Business

We design and manufacture compact, sustainable electric vehicles for closed campus mobility, low speed urban and community transport, local on-demand and last mile delivery and government use. Our four-wheeled purpose-built electric vehicles are geared toward commercial customers, including universities, business and medical campuses, last mile delivery services and food service providers. We have commenced sales and delivery of our current model, the Vanish, in support of the aforementioned markets.

Reverse Stock Split

On September 15, 2023, we effected a one-for-eight reverse stock split of our common stock (the "Reverse Stock Split"). All share and per share information in this quarterly report have been retroactively adjusted to reflect the Reverse Stock Split.

Strategic Review

Following the hiring of our former Chief Executive Officer in the third quarter of 2021, we initiated a strategic review of our product development strategy, as we focus on creating value within the electric vehicle, last-mile delivery, smart payload and enabling infrastructure markets. In connection with our strategic review, we have cancelled all material research and development activity and expenditures, associated with our planned next-generation three-wheeled high-speed vehicle.

Our primary supplier was formerly Cenntro Automotive Group, Ltd. ("Cenntro"), which operates a large electric vehicle factory in the automotive district in Hangzhou, China. We ceased production of the 411x from Cenntro in September 2022 in order to focus our resources on the development and launch of the new 411 fleet vehicle model year 2023 refresh, the Vanish. We began design and development of the Vanish in December 2021, including updates to our supply chain, the offshoring/onshoring mix, our manufacturing strategy, and our annual model year refresh program. We commenced low-rate initial production of the Vanish in the second quarter of 2023 and commenced initial sales and delivery of the Vanish in the third quarter of 2023.

Recent Developments

On January 31, 2024, we implemented an internal restructuring in order to achieve greater efficiency in pursuit of our strategic goals. As part of the restructuring, amongst other things, we eliminated a substantial number of positions as we re-evaluate our sales, marketing and manufacturing functions. Following the internal restructuring, as of March 22, 2024, we have 14 full-time employees.

Products

Our vehicles provide the end user an environmentally friendly alternative to internal combustion engine vehicles (cars powered by gasoline or diesel oil), for light duty uses, including low-speed logistics, maintenance services, cargo services, and personal/group transport in a quiet, zero emissions vehicle with a lower total cost of ownership.

Manufacturing Agreement with Cenntro

In 2017, AYRO Operating partnered with Cenntro in a supply chain agreement to provide sub-assembly manufacturing services. Cenntro owns the design of the AYRO Club Car 411 and 411x ("AYRO 411 Fleet") vehicles and granted us an exclusive license to purchase the AYRO 411 Fleet vehicles for sale in North America.

Under our Manufacturing License Agreement with Cenntro (the "Cenntro MLA"), in order for us to maintain our exclusive territorial rights pursuant to the Cenntro MLA, we must meet certain minimum purchase requirements.

We imported semi-knocked-down vehicle kits from Cenntro for the AYRO 411 Fleet models that comprised our model year 2022 lineup. The vehicle kits were received through shipping containers at the assembly facility of Karma Automotive LLC ("Karma"), our previous manufacturing partner in southern California, as well as at our customization, service and integration facility in Round Rock, Texas. The vehicles were then assembled with tailored customization requirements per order.

On May 31, 2022, we received a letter from Cenntro purporting to terminate all agreements and contracts between the Company and Cenntro. Although we do not believe Cenntro's termination of the Cenntro MLA is valid, we have ceased production of the AYRO 411 Fleet models and determined to focus our resources on the Vanish. We have canceled all purchase orders and future builds with Cenntro and currently intend to only order replacement parts for vehicles from Cenntro in the future. Cenntro inventory remaining on hand as of December 31, 2023, was valued at $0. We expect to lose our exclusive license under the Cenntro MLA, in which case Cenntro could sell identical or similar products through other companies or directly to our customers, which could have a material adverse effect on our results of operations and financial condition.

The Vanish utilizes assemblies and products that largely eliminate our dependency on Chinese imports and optimize the supply chain to rely primarily upon North American and European sources. Final assembly of the Vanish occurs in our Round Rock, Texas facilities.

Manufacturing Agreement with Linamar

On July 28, 2022, we partnered with Linamar Corporation ("Linamar"), a Canadian manufacturer, in a manufacturing agreement (the "Linamar MLA") to provide certain sub assembly and assembly parts, including the cabin frame and skate for the Vanish (collectively, the "Products"). During the term of the Linamar MLA, Linamar has the exclusive right to supply the Products to the Company, subject to certain exceptions. The Linamar MLA has an initial term of three years and will automatically renew for successive two-year terms unless either party has given at least 12 months' written notice of nonrenewal. Either party may terminate the Linamar MLA at any time upon 12 months' written notice, and in the event of a change in control of the Company prior to the end of the initial term, we may terminate upon written notice within three days of completion of such change in control.

In the event we terminate the Linamar MLA prior to its expiration, whether following a change in control or otherwise, we must purchase any remaining raw material inventory, finished goods inventory, work in progress and any unamortized capital equipment used in production and testing of the Products and pay a termination fee of $750,000, subject to certain adjustments. We are dependent on the Linamar MLA, and in the event of its termination our manufacturing operations and customer deliveries would be materially impacted.

Under the Linamar MLA, we must commit to certain minimum purchases, to be determined by AYRO on a quarterly basis.

We import the Products from Linamar in Canada, and we manufacture and assemble the Vanish at our customization, service, and integration facility in Round Rock, Texas. Over 98% of the vehicle assemblies, components, and products for the Vanish are from North American and European sources.

Club Car MPA Termination

The majority of our sales have historically been comprised of sales to Club Car pursuant to a master procurement agreement (the "MPA") entered into by and among AYRO Operating Company, Inc., our subsidiary ("AYRO Operating"), and Club Car on March 5, 2019. The MPA granted Club Car the exclusive right to sell the AYRO 411 Fleet in North America, provided that Club Car ordered at least 500 vehicles per year. Club Car did not meet this volume threshold for 2020, 2021 or 2022. Pursuant to the MPA, AYRO Operating granted Club Car a right of first refusal for sales of 51% or more of AYRO Operating's assets or equity interests, which right of first refusal is exercisable for a period of 45 days following delivery of an acquisition notice to Club Car. AYRO Operating also agreed to collaborate with Club Car on new products similar to the AYRO 411 Fleet and improvements to existing products and granted Club Car a right of first refusal to purchase similar commercial utility vehicles which AYRO Operating may develop during the term of the MPA.

On April 4, 2023, AYRO Operating delivered notice of termination of the MPA to Club Car, and we intend to replace Club Car with new business partners for selling our products beginning with the Vanish. We do not expect Club Car to remain a customer going forward. In connection with the termination of the MPA and the introduction of the Vanish, we are reevaluating our channel strategy with an eye towards distributing our next-generation platform and payloads in a manner that maximizes visibility, moderates channel costs, and creates value. The loss of Club Car as a customer could have a material adverse effect on our sales, financial condition, and results of operations.

Manufacturing Services Agreement with Karma

On September 25, 2020, we entered into a Master Manufacturing Services Agreement (the "Karma Agreement") with Karma, pursuant to which Karma agreed to provide certain manufacturing services for the production of our vehicles. The initial statement of work provided that Karma would perform assembly of a certain quantity of the AYRO 411 vehicles and provide testing, materials management and outbound logistics services. For such services in the initial statement of work, we agreed to pay $1.2 million to Karma, of which (i) $0.52 million was paid at closing and (ii) $0.64 million was due and payable five months following the satisfaction of certain production requirements. This second payment was accrued for as of December 31, 2021 and paid February 3, 2022.

On February 24, 2021, the Karma Agreement was amended to allow Karma to assemble a certain number of units of the AYRO 411x vehicle. The Karma Agreement expired in September 2022.

In late September 2022, we retired the 411x assembly line in connection with our transition to production of the Vanish.

Supply Agreements

During 2020, we entered into a supply agreement with Gallery Carts ("Gallery"), a leading provider of food and beverage kiosks, carts, and mobile storefront solutions. Joint development efforts have led to the launch of the parties' first all-electric configurable mobile hospitality vehicle for "on-the-go" venues across the United States. This innovative solution permits food, beverage and merchandising operators to bring goods directly to consumers.

The configurable Powered Vendor Box, in the rear of the vehicle, features long-life lithium batteries that power the preconfigured hot/cold beverage and food equipment and is directly integrated with the Vanish. The canopy doors, as well as the full vehicle, can be customized with end-user logos and graphics to enhance the brand experience. Gallery, with 40 years of experience delivering custom food kiosk solutions, has expanded into electric mobile delivery vehicles, as customers increasingly want food, beverages and merchandise delivered to where they are gathering.

Gallery, a premier distributor of AYRO vehicles, has a diverse clientele throughout mobile food, beverage and merchandise distribution markets for key customer applications such as university, corporate and government campuses, major league and amateur-level stadiums and arenas, resorts, airports, and event centers. In addition to finding innovative and safe ways to deliver food and beverages to their patrons, reducing and ultimately eliminating their carbon footprint is a top priority for many of these customers.

On November 2, 2023, we entered into a supply agreement with Sirris Inc., a provider in motor vehicle parts for innovative vehicle types. Sirris has agreed to supply rear and front shocks to support the manufacturing of our electric vehicle fleet. Sirris is committed to meeting our upside demand for these products in the event production increases.

On December 21, 2023, we entered into a supply agreement with Athena Manufacturing, LP, a provider of customizable sophisticated metal products. As part of the agreement, we are able to submit devices, component, component assembly, material part, or piece that is custom to AYRO. This is a non-exclusive agreement in which we are able to engage other suppliers for these products.

Factors Affecting Results of Operations

Master Procurement Agreement

In March 2019, we entered into the MPA with Club Car. In partnership with Club Car and in interaction with its dealer network, we directed our business development resources towards supporting Club Car's enterprise and fleet sales function as Club Car proceeds in its new product introduction initiatives. Substantially all of our sales have historically been to Club Car pursuant to the MPA. On April 4, 2023, we delivered notice of termination of the MPA to Club Car, and we intend to replace Club Car with new business partners for selling our products beginning with the Vanish. We do not expect Club Car to remain a customer going forward.

Tariffs

Countervailing tariffs on certain goods from China continued to have an adverse impact on raw material costs throughout 2022.

Shipping Costs and Delays

A majority of our raw materials have historically been shipped via container from overseas vendors in China, such as Cenntro, which was formerly our largest supplier. Although we intend to reduce our reliance on offshore suppliers by primarily sourcing components for the Vanish from vendors in North America and Europe, our vendors may be reliant on offshore suppliers. We rely heavily on third parties, including ocean carriers and truckers, in that process. The global shipping industry is experiencing a shortage of shipping capacity, trucking shortages, increased ocean shipping rates and increased trucking and fuel costs. As a result, our receipt of imported products has been, and may continue to be, disrupted or delayed.

A port worker strike, work slow-down or other transportation disruption in domestic ports could significantly disrupt our business or that of our vendors. If significant disruptions along these lines occur or continue, this could lead to further significant disruptions in our business, delays in shipments to us and to our vendors and revenue and profitability shortfalls, which could adversely affect our business, prospects, financial condition and operating results.

The global shipping industry is also experiencing unprecedented increases in shipping rates from the trans-Pacific ocean carriers due to various factors, including limited availability of shipping capacity. Additionally, if further increases in fuel prices occur, our transportation costs would likely further increase.

Supply Chain

Beginning in the second quarter of 2021, we offered a configuration of our 411x powered by lithium-ion battery technology. Additionally, our powered food box offerings are currently powered by lithium-ion battery technology. Our business depends on the continued supply of battery cells and other parts for our vehicles. During 2022 and 2023, we at times experienced supply chain shortages of both lithium-ion battery cells and other critical components used to produce our vehicles, which has slowed our planned production of vehicles. In addition, we could be impacted by shortages of other products or raw materials, including silicon chips that we or our suppliers use in the production of our vehicles or parts sourced for our vehicles.

The Vanish utilizes assemblies and products that largely eliminate our dependency on Chinese imports and optimize the supply chain to North American and European sources.

Inventory Obsolescence

During the year ended December 31, 2023, we determined that the 411x vehicle and all spare parts that we had in inventory sourced from China that were specific to the 411x vehicle were obsolete as they are sold exclusively through Club Car. As a result, all inventory associated with the 411x vehicle was written off. During the year ended December 31, 2023, a $2,433,394 net realizable value adjustment was recorded related to the Vanish product, spare inventory for the 411x was written off of $615,091, and $3,048,485 was expensed for impairment of inventory to cost of goods sold.

On June 30, 2022, we determined that testing of obsolescence was required for inventory due to the quality of certain purchased components from Cenntro's lithium-ion ("NCM") line. 17 vehicles tested in the second quarter of 2022 were determined to have 49 unique failures. An inspection of the remaining NCM units revealed a 100% failure rate. As a result, all inventory associated with Cenntro's NCM line was written off for $1,317,289 to cost of goods sold. As of December 31, 2021 the balance of prepaid expenses and accrued expenses, net with Cenntro was $602,016. As of December 31, 2022, there was no longer a balance. Impairments of prepaid expenses led to a write-down, netted with the balance in accrued expenses. The remainder of the balance was expensed through cost of goods sold for $621,097. During the year ended December 31, 2022, a $413,561 net realizable value adjustment was recorded due to the Club Car Discount (as defined below), spare inventory for the 411x was written off, net with the inventory reserve of $124,375, and $2,476,322 was expensed for impairment of inventory.

Components of Results of Operations

Revenue

We derive revenue from the sale of our four-wheeled electric vehicles, and, to a lesser extent, shipping, parts and service fees. In the past we also derived rental revenue from vehicle revenue sharing agreements with tourist destination fleet operators, and, to a lesser extent, shipping, parts and service fees. Provided that all other revenue recognition criteria have been met, we typically recognize revenue upon shipment, as title and risk of loss are transferred to customers and channel partners at that time. Products are typically shipped to dealers or directly to end customers, or in some cases to our international distributors. These international distributors assist with import regulations, currency conversions and local language. Our vehicle product sales revenues vary from period to period based on, among other things, the customer orders received and our ability to produce and deliver the ordered products. Customers often specify requested delivery dates that coincide with their need for our vehicles.

Because these customers may use our products in connection with a variety of projects of different sizes and durations, a customer's orders for one reporting period generally do not indicate a trend for future orders by that customer. Additionally, order patterns do not necessarily correlate amongst customers.

Cost of Goods Sold

Cost of goods sold primarily consists of costs of materials and personnel costs associated with manufacturing operations, and an accrual for post-sale warranty claims. Personnel costs consist of wages and associated taxes and benefits. Cost of goods sold also includes freight and changes to our warranty reserves. Allocated overhead costs consist of certain facilities and utility costs. We expect the cost of revenue to increase in absolute dollars as product revenue increases.

During the year ended December 31, 2023, we determined that the 411x vehicle and all spare parts that we had in inventory sourced from China that were specific to the 411x vehicle were obsolete as they are sold exclusively through Club Car. As a result, all inventory associated with the 411x vehicle was written off. During the year ended December 31, 2023, a $2,433,394 net realizable value adjustment was recorded related to the Vanish product, spare inventory for the 411x was written off of $615,091, and $3,048,485 was expensed for impairment of inventory to cost of goods sold.

On June 30, 2022, we determined that testing of obsolescence was required for inventory due to the quality of NCM components received from Cenntro. 17 vehicles tested in the second quarter of 2022 were determined to have 49 unique failures. An inspection of the remaining NCM units revealed a 100% failure rate. As a result, all inventory associated with Cenntro's NCM line was written off to cost of goods sold for $1,317,289. Impairments of prepaid expenses led to a write-down, netted with the balance in accrued expenses. The remainder of the balance was expensed through cost of goods sold for $621,097. During years ended December 31, 2022, the Club Car Discount required a $413,561 net realizable value adjustment, necessitating a write down of the value of inventory. During the year ended December 31, 2022, $2,476,322 was expensed for impairment of inventory.

Operating Expenses

Our operating expenses consist of general and administrative, sales and marketing and research and development expenses. Salaries and personnel-related costs, benefits, and stock-based compensation expense are the most significant components of each category of operating expenses. Operating expenses also include allocated overhead costs for facilities and utility costs.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant.

The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model, and the related stock-based compensation expense is recognized over the vesting period during which an employee is required to provide service in exchange for the award. The fair value of the options granted to non-employees is measured and expensed as the options vest.

Restricted stock grants are stock awards that entitle the holder to receive shares of our common stock as the award vests over time. The fair value of each restricted stock grant is based on the fair market value price of common stock on the date of grant, and it is measured and expensed as the restricted stock vests.

We estimate the fair value of stock-based and cash unit awards containing a market condition using a Monte Carlo simulation model. Key inputs and assumptions used in the Monte Carlo simulation model include the stock price of the award on the grant date, the expected term, the risk-free interest rate over the expected term, the expected annual dividend yield and the expected stock price volatility. The expected volatility is based on a combination of the historical and implied volatility of our publicly traded, near-the-money stock options, and the valuation period is based on the vesting period of the awards. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant and, since we do not currently pay or plan to pay a dividend on its common stock, the expected dividend yield was zero.

Research and Development Expense

Research and development expense consists primarily of employee compensation and related expenses, prototype expenses, depreciation associated with assets acquired for research and development, amortization of product development costs, product strategic advisory fees, third-party engineering and contractor support costs, and allocated overhead. We expect our research and development expense to increase in absolute dollars as we continue to invest in new and existing products.

Sales and Marketing Expense

Sales and marketing expense consists primarily of employee compensation and related expenses, sales commissions, marketing programs, travel and entertainment expenses and allocated overhead. Marketing programs consist of advertising, trade shows, events, corporate communications, and brand-building activities. We expect sales and marketing expense to increase in absolute dollars as we expand our sales force, expand our product lines, increase marketing resources, and further develop potential sales channels.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources and fees for third-party professional services, and allocated overhead. We expect our general and administrative expense to increase in absolute dollars as we continue to invest in growing our business.

Other Income (Expense)

Other income (expense) consists primarily of interest income, unrealized gain/loss on marketable securities and changes in fair values of warrants and derivative liabilities.

Provision for Income Taxes

Provision for income taxes consists of estimated income taxes due to the United States government and to the state tax authorities in jurisdictions in which we conduct business. In the case of a tax deferred asset, we reserve the entire value for future periods. The Company is in a loss position, therefore there is no provision for income tax for the years ended December 31, 2023 and 2022.

Results of Operations

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

The following table sets forth our results of operations for each of the periods set forth below:

	Years Ended December 31,		
	2023	**2022**	**Change**
Revenue	$ 498,917	$ 2,990,497	$ (2,491,580)
Cost of goods sold	5,133,996	6,043,506	(909,510)
Gross loss	(4,635,079)	(3,053,009)	(1,582,070)
Operating expenses:			
Research and development	7,418,026	6,845,451	572,575
Sales and marketing	1,721,191	1,874,658	(153,467)
General and administrative	14,382,132	11,503,788	2,878,344
Total operating expenses	23,521,349	20,223,897	3,297,452
Loss from operations	(28,156,428)	(23,276,906)	(4,879,522)
Other income (expense):			
Interest income	441,443	182,276	259,167
Change in fair value - warrant liability	(3,350,320)	—	(3,350,320)
Change in fair value - derivative liability	(4,253,000)	—	(4,253,000)
Unrealized gain (loss) on marketable securities	215,900	(1,713)	217,613
Realized gain on marketable securities	941,950	160,990	780,960
Total other income (expense), net	(6,004,027)	341,553	(6,345,580)
Net loss	$ (34,160,455)	$ (22,935,353)	$ (11,225,102)

Revenue

Revenue was $498,917 for the year ended December 31, 2023, as compared to $2,990,497 for the year ended December 31, 2022, a decrease of 83.3%, or $2,491,580. The decrease in revenue was the result of the reduction in sales of our vehicles, deriving from the wind down of our Master Agreement with Club Car, related powered-food box sales and other vehicle options.

Cost of goods sold and gross loss

Cost of goods sold decreased by $909,510, or 15.0% or for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The decrease in cost of goods sold was primarily due to a decrease in write downs to inventory year over year, a decrease in vehicle sales, and a decrease in time-of order options for our vehicles and specialty products.

Gross margin percentage was (929.0)% for the year ended December 31, 2023 as compared to (102.1)% for the year ended December 31, 2022. The increase in gross margin percentage in the core business was primarily due to decrease in sales of Club Car. During the year ended December 31, 2023 and 2022, a $3,048,485 net realizable value adjustment was recorded related to the Vanish product and 411x and a $2,476,322 net realizable value adjustment was recorded due to the Club Car Discount and write-off of NCM inventory and the write down of Cenntro balances, respectively.

Research and development expenses

Research and development expense was $7,418,026 for the year ended December 31, 2023, as compared to $6,845,451 for the year ended December 31, 2022, an increase of $572,575, or 8.4%. The increase was primarily due to an increase of research and development ("R&D") expenses associated with Vanish.

Sales and marketing expense

Sales and marketing expense decreased by $153,467, or 8.2%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, as we continued our focus on marketing-related initiatives surrounding the Vanish.

General and administrative expenses

The majority of our operating losses from continuing operations resulted from general and administrative costs. General and administrative expenses consist primarily of costs associated with our overall operations and being a public company. These costs include personnel, legal and financial professional services, placement, storage, consulting, and compliance related fees. General and administrative expense was $14,382,132 for the year ended December 31, 2023, compared to $11,503,788 for the year ended December 31, 2022, an increase of $2,878,344. Legal expenses increased by $473,808, placement agent fees allocated to the warrant and derivative liabilities increased by $1,237,083, personnel costs increased by 741,919, and consulting fees increased by $995,767 partially offset by a decrease in storage expenses of $732,047, for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Interest income

Interest income increased by $259,167, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to additional investment in interest-earning marketable securities and additional interest earned in our money market accounts.

Change in fair value - warrant liability

The Company recognized a loss of $3,350,320 for the change in fair value - warrant liability for the year ended December 31, 2023. The loss was primarily due to the issuance of the warrants in 2023 in connection with the issuance of the Series H-7 Preferred Shares and the increase in fair value of those warrants during the year.

Change in fair value - derivative liability

The Company recognized a loss of $4,253,000 for the change in fair value - derivative liability for the year ended December 31, 2023. The loss was primarily due to the increase in the fair value of the derivative liability associated with the Series H-7 Preferred Shares that were issued in 2023.

Unrealized gain (loss) on marketable securities

Unrealized gain (loss) on marketable securities increased by $217,613, or 12,703.6%, to a gain of $215,900 for the year ended December 31, 2023, as compared to a loss of $1,713 for the year ended December 31, 2022. AYRO invests in US Treasuries, and the gain is attributable to the volatility in the interest rates of these marketable securities.

Realized gain on marketable securities

Realized gain on marketable securities increased by $780,960, or 485.1%, to a gain of $941,950 for the year ended December 31, 2023, as compared to a gain of $160,990 for the year ended December 31, 2022. AYRO invests in US Treasuries, and the gain is attributable to the volatility in the interest rates of these marketable securities.

Liquidity and Capital Resources

As of December 31, 2023, we had $33,440,867 in cash and working capital of $44,670,150, including $10,000,000 in restricted cash. As of December 31, 2022, we had $39,096,562 in cash, $9,848,804 in marketable securities and working capital of $49,666,744. The decrease in cash and increase in working capital was primarily a result of our operating loss partially offset by the issuance of Series H-7 Preferred Stock, the proceeds of which were primarily invested in marketable securities. Our sources of cash since inception have been predominantly from the sale of equity and debt.

Our business is capital-intensive, and future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the results of our strategic review, the expansion of our sales and marketing teams, the timing of new product introductions and the continuing market acceptance of our products and services. We are working to control expenses and deploy our capital in the most efficient manner.

We are evaluating other options for the strategic deployment of capital beyond our ongoing strategic initiatives, including potentially entering other segments of the electric vehicle market. We anticipate being opportunistic with our capital, and we intend to explore potential partnerships and acquisitions that could be synergistic with our competitive stance in the market.

We are subject to a number of risks similar to those of earlier stage commercial companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the potential need to obtain additional capital, and competition from larger companies, other technology companies and other technologies. Based on the foregoing, management believes that the existing cash and cash equivalents at December 31, 2023, will be sufficient to fund operations for at least the next twelve months following the date of this report.

As discussed above, in connection with our strategic review we canceled development of our planned next-generation three-wheeled vehicle. We commenced low-rate initial production of the Vanish in the second quarter of 2023 and commenced initial sales and delivery of the Vanish in the third quarter of 2023.

Summary of Cash Flows

The following table summarizes our cash flows:

	Years Ended December 31,			
	2023		**2022**	
Cash Flows:				
Net cash used in operating activities	$	(26,181,465)	$	(18,728,643)
Net cash provided by (used in) investing activities	$	8,893,614	$	(11,335,261)
Net cash provided by financing activities	$	21,632,156	$	—

Operating Activities

During the year ended December 31, 2023, we used $26,181,465 in cash from operating activities, an increase in use of $7,452,822 when compared to the cash used in operating activities of $18,728,643 during the year ended December 31, 2022. The increase in cash used in operating activities was primarily a result of prepayments for inventory and manufacturing services, payments of accrued expenses, purchases of inventory and an increase in our operating loss as we continue to build our core business.

Our ability to generate cash from operations in future periods will depend in large part on profitability, the rate and timing of collections of our accounts receivable, inventory turns and our ability to manage other areas of working capital.

Investing Activities

During the year ended December 31, 2023, $8,893,614 of cash was provided by investing activities as compared to $11,335,261 cash used in investing activities during the year ended December 31, 2022, an increase of $20,228,875. The net increase was primarily due to the proceeds from sale of marketable securities, net.

Financing Activities

During the year ended December 31, 2023, financing activities provided cash of $21,632,156, an increase of 100% as compared to the year ended December 31, 2022. This increase resulted from the issuance of Series H-7 Preferred Stock and warrants to purchase common stock.

August 2023 Private Placement

On August 7, 2023, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain accredited investors, pursuant to which we issued and sold on August 10, 2023, in a private placement (the "Private Placement"), (i) an aggregate of 22,000 shares of Series H-7 convertible preferred stock (the "Series H-7 Preferred Shares"), initially convertible into up to an aggregate of 2,750,000 shares of our common stock ("Conversion Shares") at a conversion price of $8.00 per share (as adjusted, the "Conversion Price"), and (ii) warrants (the "Warrants") to acquire up to an aggregate of 2,750,000 shares of our common stock ("Warrant Shares"), subject to adjustment, at an initial exercise price of $8.00 per share (as adjusted, the "Exercise Price"). Each Series H-7 Preferred Share and the accompanying Warrants were sold together at a combined offering price of $1,000. The terms of the Series H-7 Preferred Shares are as set forth in the Certificate of Designations of Series H-7 Convertible Preferred Stock of AYRO, Inc. (the "Certificate of Designations"), which was filed and became effective with the Secretary of State of the State of Delaware on August 9, 2023. The Warrants were immediately exercisable and expire 5 years from issuance. Following the Reverse Stock Split, (i) the Conversion Price was reduced to $2.00 per share pursuant to the terms of the Certificate of Designations, and (ii) the Exercise Price was reduced to $2.00 per share and the number of Warrant Shares was increased proportionately to 11,000,000 shares pursuant to the terms of the Warrants.

Pursuant to an engagement agreement (the "Engagement Agreement"), dated August 7, 2023, with Palladium Capital Group, LLC (the "Placement Agent"), we issued to the Placement Agent and its designees Warrants to acquire up to an aggregate of 55,000 Warrant Shares, (subsequently adjusted to 220,000 Warrant Shares and subject to further adjustment), which amount is approximately equal to 2% of the number of shares of common stock that the Series H-7 Preferred Shares were initially convertible into, on substantially the same terms as the Warrants sold to investors.

The Private Placement was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws.

Series H-7 Preferred Shares

The Series H-7 Preferred Shares have a stated value of $1,000 per share and are convertible into Common Stock at the election of the holder at any time at the Conversion Price. The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware (the "Secretary of State") a Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock (the "Certificate of Amendment"), which became effective upon filing, which amended the monthly installment dates, commencing on and between May 7, 2024, and August 7, 2025. Following the Reverse Stock Split, the Conversion Price for the Series H-7 Preferred Shares was reduced to $2.00 per share pursuant to the terms of the Certificate of Designations. We are required to redeem the Series H-7 Preferred Shares in 12 equal monthly installments, commencing on a date between February 7, 2024 and August 7, 2025, as elected by each investor upon written notice delivered to us. The amortization payments due upon such redemption are payable, at our election, in cash at 105% of the Installment Redemption Amount (as defined in the Certificate of Designations), or subject to certain limitations, in shares of Common Stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) a 80% of the average of the three lowest closing prices of our Common Stock during the 30 trading day period immediately prior to the date the amortization payment is due or (B) $0.744, which is 20% of the "Minimum Price" (as defined in Nasdaq Stock Market Rule 5635) on the date of the Nasdaq Stockholder Approval (as defined below) or such lower amount as permitted, from time to time, by the Nasdaq Stock Market, and in each case subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events.

The holders of the Series H-7 Preferred Shares are entitled to dividends of 8% per annum, compounded monthly, which are payable in cash or shares of Common Stock at our option, in accordance with the terms of the Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series H-7 Preferred Shares will accrue dividends at the rate of 15% per annum. Upon conversion or redemption, the holders of the Series H-7 Preferred Shares are also entitled to receive a dividend make-whole payment. Except as required by applicable law, the holders of Series H-7 Preferred Shares will be entitled to vote with holders of the Common Stock on as as-converted basis, with the number of votes to which each holder of Series H-7 Preferred Shares is entitled to be calculated assuming conversion at the Minimum Price (as defined in Rule 5635 of the Rule of the Nasdaq Stock Market) applicable immediately before the execution and delivery of the Purchase Agreement.

Notwithstanding the foregoing, our ability to settle conversions and make amortization and dividend make-whole payments using shares of Common Stock is subject to certain limitations set forth in the Certificate of Designations. Prior to receiving the Nasdaq Stockholder Approval, such limitations included a limit on the number of shares that may be issued until the time, if any, that our stockholders have approved the issuance of more than 19.9% of our issued and outstanding shares of Common Stock in accordance with the Nasdaq Stock Market LLC ("Nasdaq") listing standards (the "Nasdaq Stockholder Approval"). We received the Nasdaq Stockholder Approval at a special meeting of stockholders held on September 14, 2023. Our directors and officers executed an agreement to vote their shares in favor of such matter. Further, the Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series H-7 Preferred Shares, or as part of any amortization payment or dividend make-whole payment under, the Certificate of Designations.

The Certificate of Designations includes certain Triggering Events (as defined in the Certificate of Designations), including, among other things, the suspension from trading or the failure of our Common Stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days and our failure to pay any amounts due to the holders of the Series H-7 Preferred Shares when due. In connection with a Triggering Event, each holder of Series H-7 Preferred Shares will be able to require us to redeem in cash any or all of the holder's Series H-7 Preferred Shares at a premium set forth in the Certificate of Designations.

Warrants

The Warrants are exercisable for shares of Common Stock immediately at an Exercise Price of $2.00 per share and expire five years from the date of issuance. The Exercise Price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a "full ratchet" basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Exercise Price (subject to certain exceptions). Upon any such price-based adjustment to the Exercise Price, the number of Warrant Shares issuable upon exercise of the Warrants will be increased proportionately. The Warrants were issued with an initial Exercise Price of $8.00 per share. Following the Reverse Stock Split, the Exercise Price for the Warrants was reduced to $2.00 per share and the number of Warrant Shares was adjusted to 11,000,000 shares pursuant to the terms of the Warrants.

Until we received the Nasdaq Stockholder Approval, we could not issue any Warrant Shares if the issuance of such Warrant Shares (taken together with the issuance of any Conversion Shares or other shares of Common Stock issuable pursuant to the terms of the Certificate of Designations) would exceed 19.9% of our issued and outstanding shares of Common Stock prior to the Private Placement, which amount is the aggregate number of shares of Common Stock which we may issue under the rules or regulations of Nasdaq. We received the Nasdaq Stockholder Approval at a special meeting of stockholders held on September 14, 2023.

Critical Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors.

Fair Value of Financial Assets and Liabilities - Derivative Instruments

We measure the fair value of financial assets and liabilities in accordance with GAAP, which defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements. We do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain financial instruments and contracts, such as debt financing arrangements, the issuance of preferred stock with detachable common stock warrants features that are either i) not afforded equity classification, ii) embody risks not clearly and closely related to host contracts, or iii) may be net-cash settled by the counterparty. These instruments are required to be carried as derivative liabilities, at fair value.

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, or date of modification, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this Item 8 is included at the end of this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of management, including our principal executive and principal financial officers, we evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that we file or submit under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Executive Chairman concluded that, as of such date, our disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting discussed below.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financing reporting as of December 31, 2023, management identified a material weakness related to segregation of duties. Specifically, due to limited resources and headcount we did not have multiple people in the accounting function for a full segregation of duties and reliance on outside consultants for external reporting.

Based on this assessment, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023, based on the criteria in Internal Control – Integrated Framework (2013).

Plan for Remediation of Material Weakness

We have engaged a third party to conduct a full assessment of our controls and procedures.

Changes in Internal Control over Financial Reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023. Information relating to this item will be included in an amendment to this Annual Report on Form 10-K if the Company's definitive proxy statement is not filed within such time.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023. Information relating to this item will be included in an amendment to this Annual Report on Form 10-K if the Company's definitive proxy statement is not filed within such time.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023. Information relating to this item will be included in an amendment to this Annual Report on Form 10-K if the Company's definitive proxy statement is not filed within such time.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023. Information relating to this item will be included in an amendment to this Annual Report on Form 10-K if the Company's definitive proxy statement is not filed within such time.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's independent registered public accounting firm is Marcum LLP (PCAOB Firm ID No.: 688) located in East Hanover, New Jersey. The information required under this item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2023. Information relating to this item will be included in an amendment to this Annual Report on Form 10-K if the Company's definitive proxy statement is not filed within such time.

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm (PCAOB ID#688) F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022 .... F-4

Consolidated Statements of Operations for the years ended December 31, 2023 and 2022 .... F-5

Consolidated Statements of Changes in Mezzanine Equity and Stockholders' Equity for the years ended December 31, 2023 and 2022 .... F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022 .... F-7

Notes to Consolidated Financial Statements F-8

(2) Financial Statement Schedules:

None. Financial statement schedules have not been included because they are not applicable, or the information is included in the consolidated financial statements or notes thereto.

(3) Exhibits:

See "Index to Exhibits" for a description of our exhibits.

ITEM 16. FORM 10-K SUMMARY

Not applicable

Index to Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization by and among DropCar, Inc., ABC Merger Sub, Inc. and AYRO, Inc. dated December 19, 2019 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2019)
2.2	Asset Purchase Agreement, by and among DropCar, Inc., DropCar Operating Company, Inc., DC Partners Acquisition, LLC, Spencer Richardson and David Newman, dated December 19, 2019 (incorporated by reference to Exhibit 2.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2019)
2.3	Amendment to Asset Purchase Agreement, by and among DropCar, Inc., DropCar Operating Company, Inc., DC Partners Acquisition, LLC, Spencer Richardson and David Newman, dated May 28, 2020 (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.1	Amended and Restated Certificate of Incorporation, effective May 28, 2020 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective May 28, 2020 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective September 15, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2023)

Exhibit No.	Description
3.4	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective September 15, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2023)
3.5	Certificate of Designations of Series H-7 Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10 Q filed with the Securities and Exchange Commission on November 20, 2023)
3.6	Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock of AYRO, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2024)
3.7	Amended and Restated Bylaws, effective May 28, 2020 (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
3.8	First Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2020)
3.9	Second Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2021)
3.10	Third Amendment to the Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2023)
4.1	Palladium Holdings, LLC Finder's Warrant issued in connection with the June 2020 Registered Direct Offering (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.2	Form of Spartan Capital Securities, LLC Finder's Warrant issued in connection with the June 2020 Registered Direct Offering (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.3	Palladium Holdings, LLC Advisor's Warrant issued in connection with the July 2020 Registered Direct Offering (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.4	Form of Spartan Capital Securities, LLC Advisor's Warrant issued in connection with the July 2020 Registered Direct Offering (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.5	Palladium Holdings, LLC Advisor's Warrant issued in connection with the July 23, 2020 Registered Direct Offering (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.6	Form of Pre-Funded Warrant issued in connection with the AYRO Private Placements (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.7	Form of Warrant issued in connection with the $850K AYRO Private Placement (incorporated by reference to Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.8	Form of Warrant issued in connection with the $1.15M AYRO Private Placement (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.9	Form of Warrant issued in connection with the AYRO Bridge Loan (incorporated by reference to Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.10	Form of Penny Warrant issued in connection with the Secured Loan (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
4.11	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2020)
4.12	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2020)

Exhibit No.	Description
4.13	Form of Investor Warrant issued in connection with the January 2021 Offering (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2021)
4.14	Form of Palladium Warrant issued in connection with the January 2021 Offering (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2021)
4.15	Form of Placement Agent Common Stock Purchase Warrant issued in connection with the February 2021 Offering (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2021)
4.16	Form of Spartan Common Stock Purchase Warrant issued in connection with the February 2021 Offering (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2021)
4.17	Form of Warrant issued in connection with the August 2023 Offering (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023)
4.18	Description of Capital Stock (incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021)
10.1	Mark Adams Secured Promissory Note, dated as of October 14, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.2	Amendment to Mark Adams Secured Promissory Note, dated December 31, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.3	April Bridge Financing, by and among AYRO Operating Company, Inc. and the lenders party thereto, dated April 14, 2020 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.4	Form of Bridge Loan Registration Rights Agreement, dated May 28, 2020 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.5	Form of AYRO Operating Private Placement Registration Rights Agreement, dated May 28, 2020 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.6†	Employment Agreement, by and between the Company and Rodney Keller, dated May 28, 2020 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.7†	Employment Agreement, by and between AYRO Operating Company, Inc. and Curtis Smith, dated March 8, 2018 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.8†	Amendment to Employment Agreement, by and between AYRO Operating Company, Inc. and Curtis Smith, dated May 28, 2020 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.9†	AYRO, Inc. 2020 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 3, 2020)
10.10†	Form of ISO Award Agreement (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.11†	Form of NQSO Award Agreement (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.12†	Form of RSU Award Agreement (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2020)
10.13	Form of Securities Purchase Agreement, dated June 17, 2020, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2020)

Exhibit No.	Description
10.14	Form of Securities Purchase Agreement, dated July 6, 2020, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2020)
10.15	Form of Securities Purchase Agreement, dated July 21, 2020, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2020)
10.16+	Master Procurement Agreement, dated March 5, 2019, by and among the Company and Club Car LLC (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.17†	AYRO Operating, Inc. 2017 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.18†	Form of NQSO Award Agreement under the AYRO Operating, Inc. 2017 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.19	Advisory Agreement, dated January 1, 2019, by and among the Company and Sustainability Consultants, LLC (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020)
10.20+	Form of Addendum to the Securities Purchase Agreement, dated October 16, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2020)
10.21†	First Amendment to Employment Agreement, by and between AYRO, Inc. and Rodney C. Keller, Jr., dated September 29, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2020)
10.22	Form of Securities Purchase Agreement, dated November 22, 2020, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2020
10.23†	First Amendment to the AYRO, Inc. 2020 Long-Term Incentive Plan, dated December 17, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2020)
10.24	Form of Securities Purchase Agreement, dated January 25, 2021, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2021)
10.25	Form of Securities Purchase Agreement, dated February 11, 2021, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2021)
10.26†	Voluntary Separation Agreement, Release and Consulting Agreement, by and between the Company and Rodney Keller, Jr., dated as of September 20, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2021)
10.27†	Restricted Stock Award Agreement, by and between the Company and Thomas M. Wittenschlaeger, dated as of September 23, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2021)
10.28†	Employment Agreement, by and between the Company and Thomas M. Wittenschlaeger, effective as of September 23, 2021 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2021)
10.29†	General Release and Severance Agreement, by and between the Company and Curtis Smith, dated as of January 14, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2022)
10.30†	General Release Agreement, by and between the Company and Brian Groh, dated as of January 14, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2022)

Exhibit No.	Description
10.31†	General Release Agreement, by and between the Company and Richard Perley, dated as of January 14, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2022)
10.32	Employment Agreement, by and between the Company and David E. Hollingsworth, effective as of August 23, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2022)
10.33	Form of Purchase Agreement, dated August 7, 2023, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023)
10.34	Form of Registration Rights Agreement, dated August 7, 2023, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023)
10.35†	Second Amendment to the AYRO, Inc. 2020 Long-Term Incentive Plan, dated September 14, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2023)
10.36†	General Release and Severance Agreement, by and between the Company and Thomas Wittenschlaeger, dated as of December 13, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2023)
10.37†	General Release and Severance Agreement, by and between the AYRO, Inc. and David E. Hollingsworth, dated as of March 1, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2024)
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2020)
23.1**	Consent of Marcum LLP
31.1**	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1***	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1**	AYRO, Inc. Compensation Recovery Policy
101 INS**	XBRL Instance Document
101 SCH**	XBRL Taxonomy Extension Schema Document
101 CAL**	XBRL Taxonomy Calculation Linkbase Document
101 DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101 LAB**	XBRL Taxonomy Labels Linkbase Document
101 PRE**	XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page iXBRL tags are embedded within the inline XBRL document.

**	Filed herewith.
***	Furnished herewith.
+	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.
†	Management or compensatory plan or arrangement

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**AYRO, INC.**

Dated: April 1, 2024   By: */s/ Joshua Silverman*
                               Joshua Silverman
                               Executive Chairman and Director
                               (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated below.

Name	Title	Date
/s/ Joshua Silverman Joshua Silverman	Executive Chairman and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	April 1, 2024
/s/ George Devlin George Devlin	Director	April 1, 2024
/s/ Sebastian Giordano Sebastian Giordano	Director	April 1, 2024
/s/ Zvi Joseph Zvi Joseph	Director	April 1, 2024
/s/ Greg Schiffman Greg Schiffman	Director	April 1, 2024
/s/ Wayne R. Walker Wayne R. Walker	Director	April 1, 2024

AYRO, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Table of Contents

Report of Independent Registered Public Accounting Firm (PCAOB ID#688) F-2

Consolidated Balance Sheets as of December 31, 2023 and 2022.. F-4

Consolidated Statements of Operations for the years ended December 31, 2023 and 2022 .... F-5

Consolidated Statements of Changes in Mezzanine Equity and Stockholders' Equity for the years ended December 31, 2023 and 2022.. F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022... F-7

Notes to Consolidated Financial Statements.. F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
AYRO, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AYRO, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in mezzanine equity and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Redeemable Preferred Stock and Derivative Liability

Critical Audit Matter Description	As discussed in Notes 2, 9 and 14 to the financial statements, the Company entered into a Securities Purchase Agreement, pursuant to which the Company agreed to sell to investors 22,000 shares of Series H-7 Convertible Preferred Stock for $22 million gross proceeds during the year ended December 31, 2023. The Certificate of Designations includes certain triggering events that would require the Company to redeem in cash any or all of the holder's Series H-7 Convertible Preferred Stock at a premium set forth in the Certificate of Designations, as well as features that are not clearly and closely related to the Series H-7 Convertible Preferred Stock.

Auditing the accounting conclusions for the issuance of the Series H-7 Convertible Preferred Stock discussed above was challenging because of the complex provisions affecting classification and required extensive audit effort. The accounting for the Series H-7 Convertible Preferred Stock involved an assessment of the particular features in the agreement and Certificate of Designations and the impact of those features on the accounting and classification of the Series H-7 Convertible Preferred Stock. The determination of fair value requires significant judgment by management and third-party valuation specialists to develop significant estimates and assumptions. Auditing those estimates and assumptions involved especially challenging auditor judgment.

How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the procedures over management's technical accounting analysis and valuation process. We inspected the governing agreements for the transaction and evaluated the application of the Company's technical accounting analysis including evaluating the terms and management's conclusion on the interpretation and application of the relevant accounting literature. With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodology used, the reasonableness of the inputs and assumptions, and verified the accuracy and completeness of the underlying data utilized in the valuation of the Series H-7 Convertible Preferred Stock and embedded derivative liability. We also performed sensitivity analysis of the significant assumptions used in the valuation model to evaluate the change in fair value resulting from changes in the significant assumptions to determine reasonableness of the valuation conclusions.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2020

East Hanover, New Jersey
April 1, 2024

AYRO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,			
	2023		**2022**	
ASSETS				
Current assets:				
Cash and cash equivalents	$	33,440,867	$	39,096,562
Restricted cash		10,000,000		—
Marketable securities		—		9,848,804
Accounts receivable, net of allowance for credit losses of $53,696 and $2,349 at December 31, 2023 and 2022, respectively		219,000		510,071
Inventory		3,431,982		970,381
Prepaid expenses and other current assets		1,887,782		1,478,845
Total current assets		48,979,631		51,904,663
Property and equipment, net		3,117,164		2,192,337
Operating lease – right-of-use asset		671,451		819,401
Deposits and other assets		95,532		73,683
Total assets	$	**52,863,778**	$	**54,990,084**
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	2,456,258	$	1,107,215
Accrued expenses and other current liabilities		1,656,541		964,937
Current portion lease obligation – operating lease		196,682		165,767
Total current liabilities		4,309,481		2,237,919
Derivative liability		9,400,000		—
Warrant liability		13,319,800		—
Lease obligation - operating lease, net of current portion		502,831		693,776
Total liabilities		27,532,112		2,931,695
Commitments and contingencies (Note 13)				
MEZZANINE EQUITY				
Convertible redeemable preferred stock Series H-7, ($0.0001 par value and $1,000 face value; authorized - 22,000 shares; issued and outstanding - 22,000 and 0 shares, at December 31, 2023 and 2022, respectively). Liquidation preference of $24,756,642 as of December 31, 2023		11,193,939		—
STOCKHOLDERS' EQUITY				
Preferred Stock, (authorized – 20,000,000 shares)				
Convertible Preferred Stock Series H, ($0.0001 par value; authorized – 8,500 shares; issued and outstanding – 8 shares as of December 31, 2023 and 2022, respectively). Liquidation preference of $2 as of December 31, 2023		—		—
Convertible Preferred Stock Series H-3, ($0.0001 par value; authorized – 8,461 shares; issued and outstanding – 1,234 shares as of December 31, 2023 and 2022, respectively). Liquidation preference of $227 as of December 31, 2023		—		—
Convertible Preferred Stock Series H-6, ($0.0001 par value; authorized – 50,000 shares; issued and outstanding – 50 shares as of December 31, 2023 and 2022, respectively). Liquidation preference of $1,100 as of December 31, 2023		—		—
Common Stock, ($0.0001 par value; authorized – 200,000,000 shares; issued and outstanding – 4,913,907 and 4,655,205 shares, at December 31, 2023 and 2022, respectively)		492		466
Additional paid-in capital		129,467,274		133,227,507
Accumulated deficit		(115,330,039)		(81,169,584)
Total stockholders' equity		14,137,727		52,058,389
Total liabilities, mezzanine equity and stockholders' equity	$	**52,863,778**	$	**54,990,084**

The accompanying notes are an integral part of these consolidated financial statements.

AYRO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,	
	2023	2022
Revenue	$ 498,917	$ 2,990,497
Cost of goods sold	5,133,996	6,043,506
Gross loss	(4,635,079)	(3,053,009)
Operating expenses:		
Research and development	7,418,026	6,845,451
Sales and marketing	1,721,191	1,874,658
General and administrative	14,382,132	11,503,788
Total operating expenses	23,521,349	20,223,897
Loss from operations	(28,156,428)	(23,276,906)
Other income (expense):		
Interest income	441,443	182,276
Change in fair value - warrant liability	(3,350,320)	—
Change in fair value - derivative liability	(4,253,000)	—
Unrealized gain (loss) on marketable securities	215,900	(1,713)
Realized gain on marketable securities	941,950	160,990
Total other income (expense), net	(6,004,027)	341,553
Net loss prior to provision for income taxes	$ (34,160,455)	$ (22,935,353)
Provision for income taxes	—	—
Net loss	(34,160,455)	(22,935,353)
Preferred stock dividends	(697,991)	—
Accretion of discounts to redemption value of H-7 convertible preferred stock	(3,980,274)	—
Deemed dividend (Series H-5 warrants)	(199,000)	—
Net loss attributable to common stockholders	(39,037,720)	(22,935,353)
Net loss per share, basic and diluted	$ (8.19)	$ (4.95)
Basic and diluted weighted average Common Stock outstanding	4,764,494	4,631,122

The accompanying notes are an integral part of these consolidated financial statements.

AYRO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY

Years Ended December 31, 2023 and 2022

	Series H-7 Preferred Stock		Series H Preferred Stock		Series H-3 Preferred Stock		Series H-6 Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2022	—	$ —	8	$ —	1,234	$ —	50	$ —	4,608,370	$ 461	$131,658,002	$ (58,234,231)	$ 73,424,232
Stock based compensation	—	—	—	—	—	—	—	—	—	—	65,291	—	65,291
Vested Restricted Stock	—	—	—	—	—	—	—	—	46,835	5	1,504,214	—	1,504,219
Net Loss	—	—	—	—	—	—	—	—	—	—	—	(22,935,353)	(22,935,353)
December 31, 2022	—	—	8	—	1,234	—	50	—	4,655,205	466	133,227,507	(81,169,584)	52,058,389
Issuance of convertible preferred stock, net of discounts and transaction costs of $15,484,324	22,000	6,515,674	—	—	—	—	—	—	—	—	—	—	—
Issuance of rounded shares as a result of the reverse stock split	—	—	—	—	—	—	—	—	173,530	17	(17)	—	—
Dividends (Accrued Series H-7 Preferred)	—	697,991	—	—	—	—	—	—	—	—	(697,991)	—	(697,991)
Accretion of discounts to redemption value of H-7 convertible preferred stock	—	3,980,274	—	—	—	—	—	—	—	—	(3,980,274)	—	(3,980,274)
Deemed dividend (Series H-5 Warrants)	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	—	—	59,624	—	59,624
Vested Restricted Stock	—	—	—	—	—	—	—	—	85,172	9	858,425	—	858,434
Net Loss	—	—	—	—	—	—	—	—	—	—	—	(34,160,455)	(34,160,455)
Balance, December 31, 2023	22,000	$11,193,939	8	$ —	1,234	$ —	50	$ —	4,913,907	$ 492	$129,467,274	$(115,330,039)	$ 14,137,727

The accompanying notes are an integral part of these consolidated financial statements.

AYRO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

| | Years Ended December 31, | |
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (34,160,455)	$ (22,935,353)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,093,039	762,206
Stock-based compensation	918,058	1,240,129
Change in fair value - derivative liability	4,253,000	—
Change in fair value - warrant liability	3,350,320	—
Amortization of right-of-use asset	147,950	193,483
Bad debt expense	344,492	4,485
Unrealized (gain) loss on marketable securities	(215,900)	1,713
Realized gain on marketable securities	(941,950)	(160,990)
Impairment of inventory	3,048,485	2,476,322
Realized loss on sale of fixed assets	40,181	—
Change in operating assets and liabilities:		
Accounts receivable	(53,421)	454,873
Inventory	(5,510,086)	830,845
Prepaid expenses and other current assets	(408,937)	(581,846)
Deposits and other assets	500	18,797
Accounts payable	1,349,043	445,165
Accrued expenses and other current liabilities	724,246	(1,272,046)
Lease obligations - operating leases	(160,030)	(206,426)
Net cash used in operating activities	(26,181,465)	(18,728,643)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,142,836)	(1,588,689)
Proceeds from sale of marketable securities, net	11,006,654	(9,689,526)
Purchase of intangible assets	(40,704)	(57,046)
Proceeds from sale of fixed assets	70,500	—
Net cash provided by (used in) investing activities	8,893,614	(11,335,261)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from private placement of preferred stock, net of transaction costs	21,632,156	—
Net cash provided by financing activities	21,632,156	—
Net change in cash, cash equivalents and restricted cash	4,344,305	(30,063,904)
Cash, cash equivalents and restricted cash, beginning of the year	39,096,562	69,160,466
Cash, cash equivalents and restricted cash, end of the year	$ 43,440,867	$ 39,096,562
Supplemental disclosure of cash and non-cash transactions:		
Accrual of Series H-7 Convertible Preferred Stock Dividends	$ 697,991	$ —
Restricted Stock issued previously accrued	$ —	$ 329,380
Initial fair value of warranty liability	$ 9,969,480	$ —
Initial fair value of derivative liability	$ 5,147,000	$ —
Deemed Dividend H-5 Warrants	$ 199,000	$ —
Accretion of discounts to redemption value of H-7 convertible preferred stock	$ 3,980,274	$ —
Accrued fixed assets	$ 32,642	$ 348,932
Supplemental disclosure of restricted cash:		
Cash and cash equivalents	$ 33,440,867	$ 39,096,562
Restricted Cash	$ 10,000,000	$ —
Total cash, cash equivalents and restricted cash	$ 43,440,867	$ 39,096,562

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

AYRO, Inc. ("AYRO" or the "Company"), a Delaware corporation formerly known as DropCar, Inc. ("DropCar"), a corporation headquartered outside Austin, Texas, is the merger successor discussed below of AYRO Operating Company, Inc. ("AYRO Operating"), which was formed under the laws of the State of Texas on May 17, 2016 as Austin PRT Vehicle, Inc. and subsequently changed its name to Austin EV, Inc. under an Amended and Restated Certificate of Formation filed with the State of Texas on March 9, 2017. On July 24, 2019, the Company changed its name to AYRO, Inc. and converted its corporate domicile to Delaware. The Company was founded on the basis of promoting resource sustainability. The Company, and its wholly owned subsidiaries, are principally engaged in manufacturing and sales of environmentally conscious, minimal-footprint electric vehicles. The all-electric vehicles are typically sold both directly to customers and to dealers in the United States.

Reverse Stock Split

On September 15, 2023, the Company effected a one-for-eight reverse stock split of the Company's common stock (the "Reverse Stock Split"). All share and per share information in this annual report have been retroactively adjusted to reflect the Reverse Stock Split.

Strategic Review

Following the hiring of our former Chief Executive Officer in the third quarter of 2021, we initiated a strategic review of our product development strategy, as we focus on creating value within the electric vehicle, last-mile delivery, smart payload and enabling infrastructure markets. In connection with our strategic review, we have cancelled all material research and development activity and expenditures, associated with our planned next-generation three-wheeled high speed vehicle.

For the past several years, our primary supplier has been Cenntro Automotive Group, Ltd. ("Cenntro"), which operates a large electric vehicle factory in the automotive district in Hangzhou, China. As a result of rising shipping costs, quality issues with certain components and persistent delays, we ceased production of the 411x from Cenntro in September 2022 in order to focus our resources on the development and launch of the new 411 fleet vehicle model year 2023 refresh, the Vanish.

We began design and development of the Vanish in December 2021, including updates to our supply chain, the offshoring/onshoring mix, our manufacturing strategy, and our annual model year refresh program. We commenced low-rate initial production of the Vanish in the second quarter of 2023 and commenced initial sales and delivery of the Vanish in the third quarter of 2023.

On January 31, 2024, we implemented an internal restructuring in order to achieve greater efficiency in pursuit of our strategic goals. As part of the restructuring, amongst other things, we eliminated a substantial number of positions as we re-evaluate our sales, marketing and manufacturing functions.

NOTE 2. LIQUIDITY AND OTHER UNCERTAINTIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"), which contemplates continuation of the Company as a going concern. The Company is subject to a number of risks similar to those of earlier stage commercial companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the potential need to obtain additional capital, competition from larger companies, other technology companies and other technologies. The Company has a limited operating history and the sales and income potential of its business and market are unproven. As of December 31, 2023, the Company had cash and cash equivalents balance totaling $33,440,867 and restricted cash of $10,000,000. The Company incurred net losses of $34,160,455 and $22,935,353 and negative cash flows used in operations of $26,181,465 and $18,728,643 for the years ended December 31, 2023 and 2022, respectively. In addition, overall working capital decreased by $4,996,594 during the year ended December 31, 2023. Management believes that the existing cash at December 31, 2023 will be sufficient to fund operations for at least the next twelve months following the issuance of these consolidated financial statements.

On August 7, 2023, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), pursuant to which it agreed to sell to certain existing investors (the "Investors") in a private placement (the "Private Placement") (i) an aggregate of 22,000 shares of the Company's newly designated Series H-7 convertible preferred stock, par value $0.0001 per share, with a stated value of $1,000 per share ("Series H-7 Preferred Shares"), and (ii) warrants (the "Warrants") initially exercisable for up to an aggregate of 2,750,000 shares of common stock. The Company raised gross proceeds of $22 million from the sale, which closed on August 10, 2023 (see Note 9).

The certificate of designations for the Series H-7 Preferred Shares (the "Certificate of Designations") contains certain restrictive provisions, including (i) a requirement to maintain unencumbered, unrestricted cash and cash equivalents on hand in an amount equal to (a) until December 31, 2023, at least $20,000,000 plus the net proceeds from the sale of the Series H-7 Preferred Shares pursuant to the Purchase Agreement, and (b) from January 1, 2024 and until an aggregate of eighty percent (80%) of the Series H-7 Preferred Shares have been converted into shares of common stock, at least $21,000,000, and (ii) a requirement to deposit an amount equal to $10,000,000 from the Private Placement proceeds into a newly established segregated deposit account of the Company ("Segregated Cash"), and to use such Segregated Cash solely for the purpose of performing the Company's monetary obligations to the holders of the Series H-7 Preferred Shares, provided, however, that the Company may use the Segregated Cash for any purpose, including general corporate purposes, with the prior written consent of holders of at least 75% of the outstanding Series H-7 Preferred Shares. As of December 31, 2023, the Company was in compliance with the restrictive provisions discussed above.

The Company may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, including lithium-ion battery cells, semiconductors, and integrated circuits. Any such increase or supply interruption could materially negatively impact the business, prospects, financial condition and operating results. Currently, the Company is experiencing supply chain shortages, including with respect to lithium-ion battery cells, integrated circuits, vehicle control chips, and displays. Certain production-ready components may be delayed in shipment to company facilities which has and may continue to cause delays in validation and testing for these components, which would in turn create a delay in the availability of salable vehicles.

The Company uses various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and cobalt. The prices for these raw materials fluctuate depending on market conditions, and global demand and could adversely affect business and operating results. For instance, the Company is exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

- the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;
- disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
- an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Any disruption in the supply of lithium-ion battery cells, semiconductors, or integrated circuits could temporarily disrupt production of the Company's vehicles until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause the Company to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase operating costs and could reduce our margins if the increased costs cannot be recouped through increased electric vehicle prices. There can be no assurance that the Company will be able to recoup increasing costs of raw materials by increasing vehicle prices.

We have made certain indemnities, under which we may be required to make payments to an indemnified party, in relation to certain transactions. We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware. In connection with our facility leases, we have indemnified our lessors for certain claims arising from the use of the facilities. The duration of the indemnities vary and, in many cases, are indefinite. These indemnities do not provide for any limitation of the maximum potential future payments we could be obligated to make. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's financial statements have been prepared in conformity with GAAP as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The consolidated financial statements represent the consolidation of the accounts of the Company and its subsidiary in conformity with GAAP. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period.

The Company's most significant estimates include revenue recognition, the measurement of stock-based compensation expenses, warranty reserve, and the inputs used in the fair value measurements of warrant and derivative liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents, including balances held in the Company's money market accounts. The Company maintains total cash balances in one account which may exceed the federally insured limits. Management does not believe this results in any significant credit risk.

Restricted Cash

As of December 31, 2023, cash of $10,000,000 was restricted in accordance with the Certificate of Designations. See Note 2, above.

Marketable Securities

Marketable securities include investment in fixed income bonds and U.S. Treasury securities that are considered to be highly liquid and easily tradable. The Company applies Accounting Standards Codification ("ASC") 320, *Investments—Debt and Equity Securities,* which establishes that marketable securities are considered trading securities and are measured at fair value. The marketable securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the Company's fair value hierarchy. The Company held $0 and $9,848,804 in marketable securities as of December 31, 2023 and 2022, respectively.

Derivative Financial Instruments

The Company evaluates all its financial instruments to determine if such instruments contain features that qualify as embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the statement of operations each period. Bifurcated embedded derivatives are classified with the related host contract in the Company's balance sheet. These particular derivatives are assessed under ASC 480 and ASC 815.

Fair Value Measurements

In accordance with ASC 820 (Topic 820, Fair Value Measurements and Disclosures), the company uses a three-level hierarchy for fair value measurements of certain assets and liabilities for financial reporting purposes that distinguishes between market participant assumptions developed from market data obtained from outside sources (observable inputs) and our own assumptions about market participant assumptions developed from the best information available to us in the circumstances (unobservable inputs). The fair value hierarchy is divided into three levels based on the source of inputs as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active; and

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounts Receivable, Net

In the normal course of business, the Company extends credit to customers. Accounts receivable, allowance for credit losses, reflect the net realizable value of receivables and approximate fair value. An allowance for credit losses is maintained and reflects the best estimate of probable losses determined principally on the basis of historical experience and specific allowances for known troubled accounts. All accounts or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for credit losses. As of December 31, 2023 and 2022, the Company had reserved an allowance for credit losses of $53,696 and $2,349, respectively. All account receivables are made on an unsecured basis.

Accounts receivable, net consists of amounts due from invoiced customers and product deliveries and were as follows:

| | As of December 31, | | | |
	2023		2022	
Trade receivables	$	272,696	$	512,420
Less: Allowance for credit losses		(53,696)		(2,349)
	$	219,000	$	510,071

The Company increased allowance for credit losses by $51,347 for the year ended December 31, 2023, and recorded $344,492 of bad debt expense of direct write off for the year ended December 31, 2023.

Inventory

Inventory consists of purchased chassis, cabs, batteries, truck beds and component parts which includes cost of raw materials, freight, direct labor, and related production overhead and are stated at the lower of cost or net realizable value, as determined using a first-in, first-out method. Management compares the cost of inventory with the net realizable value and, if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventory is reviewed for potential write-down for estimated obsolescence or unmarketable inventory based upon forecasts for future demand and market conditions.

Property and Equipment, Net

Property and equipment, net, are stated at cost, less accumulated depreciation. Depreciation is recorded over the shorter of the estimated useful life, of one to ten years, or the lease term of the applicable assets using the straight-line method beginning on the date an asset is placed in service. The Company regularly evaluates the estimated remaining useful lives of the Company's property and equipment, net, to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation. Maintenance and repairs are charged to expense when incurred.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment and Software	1 – 3 years
Furniture and Fixtures	2 – 7 years
Machinery and Equipment	5 – 10 years
Leasehold Improvements	Shorter of useful or lease life

Warrants and Preferred Shares

The accounting treatment of warrants and preferred share series issued is determined pursuant to the guidance provided by ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*, as applicable. Each feature of a freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, dividend issuances, equity sales, rights offerings, forced conversions, optional redemptions, automatic monthly conversions, dividends and exercise are assessed with determinations made regarding the proper classification in the Company's consolidated financial statements.

Leases

Operating lease assets are included within operating lease right-of-use assets, and the corresponding operating lease obligation on the consolidated balance sheet as of December 31, 2023 and 2022. The Company has elected not to present short-term leases as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Company is reasonably certain to exercise. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Company's leases do not provide an implicit rate of return, the Company used an incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments.

Redeemable Preferred Stock

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer.

Segment Reporting

The Company operates in one business segment which focuses on the manufacturing and sales of environmentally-conscious, minimal-footprint EVs. The Company's business offerings have similar economic and other characteristics, including the nature of products, manufacturing, types of customers, and distribution methods. The chief operating decision maker (CODM) reviews profit and loss information on a consolidated basis to assess performance and make overall operating decisions. The consolidated financial statements reflect the financial results of the Company's one reportable operating segment. The Company has no significant revenues or tangible assets outside of the United States.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Nature of goods and services

The following is a description of the Company's products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each:

Product revenue

Product revenue from customer contracts is recognized on the sale of each Electric Vehicle ("EV") as vehicles are shipped to customers. The majority of the Company's vehicle sales orders generally have only one performance obligation: sale of complete vehicles. Ownership and risk of loss transfers to the customer based on free on board ("FOB") shipping point and freight charges are the responsibility of the customer. Revenue is typically recognized at the point in which control transfers. The Company provides product warranties to assure that the product assembly complies with agreed upon specifications. The Company's product warranty is identical to the product warranties provided by the Company's suppliers, therefore minimizing the warranty liability to the standard labor rates associated with the defective part replacement. Customers do not have the option to purchase a warranty separately; as such, warranty is not accounted for as a separate performance obligation. The Company's policy is to exclude taxes collected from a customer from the transaction price of automotive contracts.

Shipping revenue

Amounts billed to customers related to shipping and handling are classified as shipping revenue. The Company has elected to recognize the cost for freight and shipping when control over vehicles has transferred to the customer as an operating expense. The Company has reported shipping income of $(6,034) and expense of $442,932 for years ended December 31, 2023 and 2022, respectively, included in General and Administrative Expenses.

Services and other revenue

Services and other revenue consist of non-warranty after-sales vehicle services. Revenue is recognized at a point in time when services and replacement parts are provided.

Miscellaneous income

Miscellaneous income consists of late fees charged for receivables not paid within the terms of the customer agreement based upon the outstanding customer receivable balance. This revenue is earned when a customer's receivable balance becomes delinquent and its collection is reasonably assured and is calculated using a stated late fee rate multiplied by the outstanding balance that is subject to a late fee charge.

Research and development costs

Costs are incurred in connection with research and development programs that are expected to contribute to future earnings. Such costs include labor, stock-based compensation, training, software subscriptions, and consulting. These amounts are charged to the consolidated statement of operations as incurred. Total research and development expenses included were $7,418,026 and $6,845,451 for the years ended December 31, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The accounting for deferred income taxes represents management's best estimate on the most likely future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain. As of December 31, 2023 and 2022, there were no accruals for uncertain tax positions.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation ("ASC 718"). The Company recognizes all employee and non-employee share-based compensation as an expense in the financial statements on a straight-line basis over the requisite service period, based on the terms of the awards. Equity-classified awards principally related to stock options, restricted stock awards ("RSAs") and equity-based compensation, are measured at the grant date fair value of the award. The Company determines grant date fair value of stock option awards using the Black-Scholes option-pricing model. The fair value of RSAs is determined using the closing price of the Company's common stock on the grant date. For service based vesting grants, expense is recognized ratably over the requisite service period based on the number of options or shares. For value-based vesting grants, expense is recognized via straight line expense over the expected period per grant as determined by outside valuation experts. Stock-based compensation is reversed for forfeitures in the period of forfeiture.

We estimate the fair value of stock-based and cash unit awards containing a market condition using a Monte Carlo simulation model. Key inputs and assumptions used in the Monte Carlo simulation model include the stock price of the award on the grant date, the expected term, the risk-free interest rate over the expected term, the expected annual dividend yield and the expected stock price volatility. The expected volatility is based on a combination of the historical and implied volatility of the Company's publicly traded, near-the-money stock options, and the valuation period is based on the vesting period of the awards. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant and, since the Company does not currently pay or plan to pay a dividend on its common stock, the expected dividend yield was zero.

Stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the underlying equity instrument. The attribution of the fair value of the equity instrument is charged directly to compensation expense over the period during which services are rendered.

Basic and Diluted Loss Per Share

Basic and diluted net loss per share is determined by dividing net loss by the weighted average common stock outstanding during the period. For all periods presented with a net loss, the shares underlying the common stock options and warrants have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average shares outstanding used to calculate both basic and diluted loss per share are the same for periods with a net loss.

In accordance with ASC 260, *Earnings Per Share,* warrants that are accounted for as liabilities which are potentially dilutive have not been included in diluted earnings per share as they would have been anti-dilutive during the year ended December 31, 2023.

The following potentially dilutive securities have been excluded from the computation of diluted weighted average shares outstanding as they would be anti-dilutive:

	As of December 31,	
	2023	**2022**
Options to purchase Common Stock	38,696	97,240
Restricted stock unvested	36,235	82,570
Warrants outstanding	11,605,758	763,253
Preferred stock outstanding	12,379,067	309
Totals	24,059,756	943,372

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments -Credit Losses" (ASC 326) "Measurement of Credit Losses on Financial Instruments: and subsequent amendment to the guidance, ASU 2018-19 in November 2018. The standard significantly changes how entities will measure credit losses for most financial assets, including trade receivables. The standard will replace historic incurred loss" approach with an "expected loss" model for instruments measured at amortized cost. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies an issuer's accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification and makes targeted improvements to the disclosures for convertible instruments and earnings-per-share ("EPS") guidance. This update will be effective for the Company's fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted the new standard with no impact on its consolidated financial statements as of August 1, 2023.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions ("ASU 2022-03"), which clarifies the guidance in Accounting Standards Codification Topic 820, Fair Value Measurement ("Topic 820"), when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In November 2023, the FASB issued Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures which requires disclosure of the title and position of the Chief Operating Decision Maker ("CODM"), an explanation of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources, and disclosure of significant expenses regularly provided to the CODM that are included within the reported measure of segment profit or loss. The amendments of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, and should be applied retrospectively to all periods presented. The Company is currently evaluating the impact of this standard, including timing of adoption.

In December 2023, the FASB issued Update 2023-09-Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the disclosure requirements for income tax rate reconciliation, domestic and foreign income taxes paid, and unrecognized tax benefits. The amendments of ASU 2023-09 are effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and should be applied prospectively. The Company is currently evaluating the impact of this standard, including timing of adoption.

NOTE 4. REVENUES

Disaggregation of Revenue from Contracts with Customers

Revenue disaggregated by type consists of the following:

	Years Ended December 31,			
	2023		**2022**	
Revenue type				
Product revenue	$	469,812	$	2,716,583
Miscellaneous Income		16,399		44,887
Shipping revenue		12,706		229,027
	$	498,917	$	2,990,497

Warranty Reserve

The Company records a reserve for warranty repairs upon the initial delivery of vehicles to its dealer network. The Company provides a product warranty on each vehicle including powertrain, battery pack and electronics package. Such warranty matches the product warranty provided by its supply chain for warranty parts for all unaltered vehicles and is not considered a separate performance obligation. The supply chain warranty does not cover warranty-based labor needed to replace a part under warranty. Warranty reserves include management's best estimate of the projected cost of labor to repair/replace all items under warranty. The Company reserves a percentage of all dealer-based sales to cover an industry-standard warranty fund to support dealer labor warranty repairs. Such percentage is recorded as a component of cost of revenues in the statement of operations. As of December 31, 2023 and 2022, warranty reserves were recorded within accrued expenses of $401,440 and $410,017, respectively.

NOTE 5. INVENTORY

Inventory consisted of the following:

	As of December 31,			
	2023		**2022**	
Raw materials	$	3,252,280	$	330,931
Work-in-progress		179,702		—
Finished goods		—		639,450
	$	3,431,982	$	970,381

During the year ended December 31, 2023, we determined that the 411x vehicle and all spare parts that we had in inventory sourced from China that were specific to the 411x vehicle were obsolete as they are sold exclusively through Club Car. As a result, all inventory associated with the 411x vehicle was written off. During the year ended December 31, 2023, a $2,433,394 net realizable value adjustment was recorded related to the Vanish product, spare inventory for the 411x was written off of $615,091, and $3,048,485 was expensed for impairment of inventory to cost of goods sold.

On June 30, 2022, we determined that testing of obsolescence was required for inventory due to the quality of certain purchased components from Cenntro's lithium-ion ("NCM") line. 17 vehicles tested in the second quarter of 2022 were determined to have 49 unique failures. An inspection of the remaining NCM units revealed a 100% failure rate. As a result, all inventory associated with Cenntro's NCM line was written off for $1,317,289 to cost of goods sold. As of December 31, 2022, there was no longer a balance. The remainder of the balance was expensed through cost of goods sold for $621,097. During the year ended December 31, 2022, a $413,561 net realizable value adjustment was recorded due to the Club Car Discount (as defined below), spare inventory for the 411x was written off, net with the inventory reserve of $124,375, and $2,476,322 was expensed for impairment of inventory.

NOTE 6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,			
	2023		**2022**	
Prepayments for inventory	$	1,524,831	$	1,174,466
Prepayment for insurance		227,945		118,434
Prepaid other		97,803		7,094
Prepayment on software		37,203		103,851
Prepayments on advances on design		—		75,000
	$	1,887,782	$	1,478,845

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,		
	2023		**2022**
Computer and equipment	$ 3,619,041	$	1,970,001
Lease improvements	1,094,025		952,952
Computer software	495,295		455,875
Furniture and fixtures	395,703		323,789
	5,604,064		3,702,617
Less: Accumulated depreciation	(2,486,900)		(1,510,280)
	$ 3,117,164	$	2,192,337

Depreciation expense for the years ended December 31, 2023 and 2022 was $1,074,684 and $580,445, of which $101,581 was related to retiring legacy assets, respectively. Depreciation expense is allocated to cost of goods sold and operating expenses.

During the year ended December 31, 2023, the Company sold fixed assets and recognized a realized loss on disposal of $40,181.

NOTE 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,		
	2023		**2022**
Accrued professional and consulting fees	$ 497,719	$	410,711
Accrued payroll and severance	575,111		6,000
Accrued warranty reserve	401,440		410,017
Accrued expenses other	77,802		138,209
Other current liabilities	104,469		—
Total accrued expenses and other current liabilities	$ 1,656,541	$	964,937

NOTE 9. STOCKHOLDERS' EQUITY

Common Stock

On September 14, 2023, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 200,000,000 and made a corresponding change to the number of authorized shares of capital stock, effective September 15, 2023.

On September 15, 2023 the Company issued 173,530 shares of common stock as round up shares resulting from the reverse stock split.

During the year ended December 31, 2023, and 2022 the Company issued 85,172 shares and 46,835 shares of common stock respectively, upon the vesting of restricted stock.

Series H Convertible Preferred Stock

Under the terms of the Series H Certificate of Designation, each share of the Company's Series H Convertible Preferred Stock (the "Series H Preferred Stock") has a stated value of $154.00 and is convertible into shares of the Company's Common Stock, equal to the stated value divided by the conversion price of $1,478.40 per share (subject to adjustment in the event of stock splits or dividends). The Company is prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of the Company's common stock calculated immediately after giving effect to the issuance of shares of common stock upon such conversion. In the event of liquidation, the holders of the Series H Preferred Stock are entitled, pari passu with the holders of common stock, to receive a payment in the amount the holder would receive if such holder converted the Series H Preferred Stock into common stock immediately prior to the date of such payment.

As of December 31, 2023, the liquidation payment for Series H Preferred Stock would be calculated as follows:

Number of Series H Preferred Stock outstanding as of December 31, 2023		8
Multiplied by the stated value	$	154
Equals the gross stated value	$	1,232
Divided by the conversion price	$	1,478.40
Equals the convertible shares of Company Common Stock		1
Multiplied by the fair market value of Company Common Stock as of December 31, 2023	$	1.76
Liquidation value	$	2

Series H-3 Convertible Preferred Stock

Pursuant to the Series H-3 Certificate of Designation (as defined below), the holders of the Company's Series H-3 Convertible Preferred Stock (the "Series H-3 Preferred Stock") are entitled to elect up to two members of a seven-member Board, subject to certain step downs; pursuant to the Series H-3 securities purchase agreement, the Company agreed to effectuate the appointment of the designees specified by the Series H-3 investors as directors of the Company. Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Preferred Stock has a stated value of $138.00 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of $1,324.80 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-3 Preferred Stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-3 Preferred Stock.

In the event of liquidation, the holders of the Series H-3 Preferred Stock are entitled, pari passu with the holders of common stock, to receive a payment in the amount the holder would receive if such holder converted the Series H-3 Preferred Stock into common stock immediately prior to the date of such payment

As of December 31, 2023, the liquidation payment for Series H-3 Preferred Stock would be calculated as follows:

Number of Series H-3 Preferred Stock outstanding as of December 31, 2023		1,234
Multiplied by the stated value	$	138.00
Equals the gross stated value	$	170,292
Divided by the conversion price	$	1,324.80
Equals the convertible shares of Company Common Stock		129
Multiplied by the fair market value of Company Common Stock as of December 31, 2023	$	1.76
Liquidation value	$	227

Series H-6 Convertible Preferred Stock

On February 5, 2020, the Company filed the Certificate of Designations, Preferences and Rights of the Series H-6 Preferred Stock (the "Series H-6 Certificate of Designation") with the Secretary of State of the State of Delaware, establishing and designating the rights, powers and preferences of the Series H-6 Preferred Stock. The Company designated up to 50,000 shares of Series H-6 Preferred Stock and each share has a stated value of $72.00 (the "H-6 Stated Value"). Each share of Series H-6 Preferred Stock is convertible at any time at the option of the holder thereof, into a number of shares of common stock of the Company determined by dividing the H-6 Stated Value by the initial conversion price of $28.80 per share, which was then further reduced to $20.00 under the anti-dilution adjustment provision, subject to a 9.99% blocker provision and then decreased to $5.76 upon the reverse stock split. The Series H-6 Preferred Stock has the same dividend rights as the common stock, except as provided for in the Series H-6 Certificate of Designation or as otherwise required by law. The Series H-6 Preferred Stock also has the same voting rights as the common stock, except that in no event shall a holder of Series H-6 Preferred Stock be permitted to exercise a greater number of votes than such holder would have been entitled to cast if the Series H-6 Preferred Stock had immediately been converted into shares of common stock at a conversion price equal to $5.76. In addition, a holder (together with its affiliates) may not be permitted to vote Series H-6 Preferred Stock held by such holder to the extent that such holder would beneficially own more than 9.99% of our common stock. In the event of any liquidation or dissolution, the Series H-6 Preferred Stock ranks senior to the common stock in the distribution of assets, to the extent legally available for distribution.

The holders of Series H-6 Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues shares of its common stock at a lower price per share than the applicable conversion price of the Series H-6 Preferred Stock. If any such dilutive issuance occurs prior to the conversion of the Series H-6 Preferred Stock, the conversion price will be adjusted downward to a price that cannot be less than $5.76.

As of December 31, 2023, the liquidation payment for Series H-6 Preferred Stock would be calculated as follows:

Number of Series H-6 Preferred Stock outstanding as of December 31, 2023		50
Multiplied by the stated value	$	72.00
Equals the gross stated value	$	3,600
Divided by the conversion price	$	5.76
Equals the convertible shares of Company Common Stock		625
Multiplied by the fair market value of Company Common Stock as of December 31, 2023	$	1.76
Liquidation Value	$	1,100

Series H-7 Preferred Shares

On August 7, 2023, the Company entered into the Purchase Agreement with the Investors, pursuant to which it agreed to sell to the Investors (i) an aggregate of 22,000 Series H-7 Preferred Shares with a stated value of $1,000 per share, initially convertible into up to 2,750,000 shares of the Company's common stock at a conversion price of $8.00 per share, and (ii) Warrants initially exercisable for up to an aggregate of 2,750,000 shares of common stock in the Private Placement.

In connection with the Private Placement, pursuant to an Engagement Letter, dated August 7, 2023, between the Company and Palladium Capital Group, LLC (the "Placement Agent"), the Company agreed to pay the Placement Agent (i) a cash fee equal to 6% of the gross proceeds from any sale of securities in the Private Placement and (ii) warrants ("Placement Agent Warrants," and together with the Investor Warrants, the "Warrants") to purchase shares of common stock equal to 2% of the number of shares of common stock that the Preferred Shares are initially convertible into, with an initial exercise price of $8.00 per share (subsequently reduced to $2.00 per share pursuant to a Stock Combination Event Adjustment following the Reverse Stock Split) and a five-year term.

The Series H-7 Preferred Shares are convertible into common stock (the "Conversion Shares") at the election of the holder at any time at an initial conversion price of $8.00 (the "Conversion Price"). The Conversion Price is subject to adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for common stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). The Company will be required to redeem the Series H-7 Preferred Shares in 12 equal monthly installments, commencing on various dates, at the option of each Investor, between February 7, 2024, and August 7, 2025 (refer to Note 16 for amendment detail). The amortization payments due upon such redemption are payable, at the Company's election, in cash at 105% of the Installment Redemption Amount (as defined in the Certificate of Designations), or subject to certain limitations, in shares of common stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 80% of the average of the three lowest closing prices of the Company's common stock during the thirty consecutive trading day period immediately prior to the date the amortization payment is due and (B) $0.0744 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events) or, in any case, such lower amount as permitted, from time to time, by the Nasdaq Stock Market. The holders of the Series H-7 Preferred Shares have the option to defer amortization payments or, subject to certain limitations as specified in the Certificate of Designations, can elect to accelerate installment conversion amounts.

The holders of the Series H-7 Preferred Shares are entitled to dividends of 8.0% per annum, compounded monthly, which are payable in cash or shares of common stock at the Company's option, in accordance with the terms of the Certificate of Designations. Upon the occurrence and during the continuance of a Triggering Event (as defined in the Certificate of Designations), the Series H-7 Preferred Shares will accrue dividends at the rate of 15% per annum. Upon conversion or redemption, the holders of the Series H-7 Preferred Shares are also entitled to receive a dividend make-whole payment. The holders of Series H-7 Preferred Shares are entitled to vote with the holders of the common stock on all matters that such common stockholders are entitled to vote upon.

Notwithstanding the foregoing, the Company's ability to settle conversions and make amortization and dividend make-whole payments using shares of common stock is subject to certain limitations set forth in the Certificate of Designations. Further, the Certificate of Designations contains a certain beneficial ownership limitation after giving effect to the issuance of shares of common stock issuable upon conversion of, or as part of any amortization payment or dividend make-whole payment under, the Certificate of Designations or Warrants.

The Certificate of Designations includes certain Triggering Events including, among other things, the suspension from trading or the failure of the common stock to be trading or listed (as applicable) on an eligible market for a period of five (5) consecutive trading days, the Company's failure to pay any amounts due to the holders of the Series H-7 Preferred Shares when due. In connection with a Triggering Event, each holder of Series H-7 Preferred Shares will be able to require the Company to redeem in cash any or all of the holder's Series H-7 Preferred Shares at a premium set forth in the Certificate of Designations.

The Series H-7 Preferred Shares were determined to be more akin to a debt-like host than an equity-like host. The Company identified the following embedded features that are not clearly and closely related to the debt host instrument: 1) make-whole interest upon a contingent redemption event, 2) make-whole interest upon a conversion event, 3) an installment redemption upon an Equity Conditions Failure (as defined in the Certificate of Designations), and 4) variable share-settled installment conversion. These features were bundled together, assigned probabilities of being effected and measured at fair value. Subsequent changes in fair value of these features are recognized in the Consolidated Statement of Operations. The Company estimated the $5,147,000 fair value of the bifurcated embedded derivative at issuance using a Monte Carlo simulation model, with the following inputs: (i) estimated equity volatility of 75.0%, (ii) the time to maturity of 1.48 years, (iii) a discounted market interest rate of 12.2%, (iv) dividend rate of 8.0%, (v) a penalty dividend rate of 15.0%, and (vi) probability of default of 14.8%. The fair value of the bifurcated derivative liability was estimated utilizing the with and without method which uses the probability weighted difference between the scenarios with the derivative and the plain vanilla maturity scenario without a derivative.

The discount to the fair value is included as a reduction to the carrying value of the Series H-7 Preferred Shares. During the year ended December 31, 2023, the Company recorded a total discount of $15,484,324 upon issuance of the Series H-7 Preferred Shares, which was comprised of the issuance date fair value of the associated embedded derivative of $5,147,000, stock issuance costs of $563,324, of which $367,844 was paid in cash and $195,480 was allocated as the placement agent warrants both of which were recorded to mezzanine equity, and the fair value of the Investor Warrants of $9,774,000. As of December 31, 2023, it is probable that the Series H-7 Preferred Shares will be redeemed. In accordance with ASC 480-10-S99-3A the Company is accreting the discount on the effective interest method and $3,980,274 was recorded as a deemed dividend during the year ended December 31, 2023.

During the year ended December 31, 2023, the Company recorded a loss of approximately $4,253,000 related to the change in fair value of the derivative liability which is recorded in other income (expense) on the Statements of Operations. The Company estimated the $9,400,000 fair value of the bifurcated embedded derivative at December 31, 2023 using a Monte Carlo simulation model, with the following inputs: (i) estimated equity volatility of 85.0%, (ii) the time to maturity of 1.1 years, (iii) a discounted market interest rate of 5.9%, (iv) dividend rate of 8.0%, (v) a penalty dividend rate of 15.0%, and (vi) probability of default of 5.2%. As of December 31, 2023, the Series H-7 Preferred Shares are convertible into 12,378,321 shares of the Company's common stock.

Common Stock Warrants

H-7 Warrants

Pursuant to the Private Placement described above, the Company issued to Investors, H-7 Warrants initially exercisable for 2,750,000 shares of common stock. In addition, pursuant to its advisory agreement with the placement agent for the Private Placement, the Company issued to the Placement Agent Warrants initially exercisable for 55,000 shares of common stock with the same terms. The Placement Agent Warrants are within the scope of ASC 718 pursuant to ASC 718-10-20 but are subject to liability classification as they would be required to be classified as liabilities in accordance with ASC 815.

The H-7 Warrants are entitled to certain anti-dilution adjustments if the Company issues shares of its common stock at a lower price per share than the applicable exercise price. The H-7 Warrants are also entitled to certain adjustments following any stock split, stock dividend, stock combination, reverse stock split, recapitalization or other similar transaction involving the outstanding Common Stock. Such adjustments were triggered as a result of the Reverse Stock Split, resulting in an adjusted exercise price per share from $8.00 to $2.00. An additional 8,415,000 H-7 Warrants exercisable at $2.00 per share were issued.

The H-7 Warrants were determined to be subject to liability classification as they are considered to be indexed to the Company's own stock but fail to meet the requirements for equity classification in accordance with ASC 815. As such, the Company recorded the H-7 Warrants as a liability at fair value with subsequent changes in fair value recognized in earnings. The Company utilized the Black Scholes Model to calculate the value of these H-7 Warrants issued during the year ended December 31, 2023. The fair value of the H-7 Warrants of $9,969,480 was estimated at the date of issuance using a stock price of $5.20, an exercise price of $8.00, and the following weighted average assumptions: (i) dividend yield 0%; (ii) expected term of 5.0 years; (iii) equity volatility of 96.0%; and (iv) a risk-free interest rate of 4.21%.

Transaction costs incurred attributable to the issuance of the H-7 Warrants of $1,275,543 were immediately expensed to general and administrative expense.

During the year ended December 31, 2023, the Company recorded a loss of $3,350,320 related to the change in fair value of the H-7 Warrant liability which is recorded in other income (expense) on the Statements of Operations. The fair value of the H-7 Warrants of $13,319,800 was estimated at December 31, 2023, utilizing the Black Scholes Model using a stock price of $1.76, an exercise price of $2.00, and the following weighted average assumptions: (i) dividend yield 0%; (ii) remaining term of 4.61 years; (iii) equity volatility of 90.00%; and (iv) a risk-free interest rate of 3.87%.

H-5 Warrants

The H-5 Warrants are entitled to certain anti-dilution adjustments if the Company issues shares of its common stock at a lower price per share than the applicable exercise price (subject to a floor price of $6.336 per share). Anti -dilution adjustments were triggered resulting in an adjusted exercise price per share from $20.00 to $8.00 as the result of the issuance of Series H-7 Preferred Shares and from $8.00 to $6.336 as of result of the Reverse Stock Split. An additional 93,940 warrants exercisable at $6.336 per share were issued.

The Company considers the change in exercise price due to the anti-dilution trigger related to the Series H-5 Warrants to be of an equity nature, as the issuance allowed the warrant holders to exercise warrants in exchange for common stock, which represents an equity for equity exchange. Therefore, the change in the fair value before and after the effect of the anti-dilution triggering event and the fair value of the Series H-5 warrants will be treated as a deemed dividend in the amount of $199,000 during the year ended December 31, 2023. The Company valued the initial deemed dividend as the difference between: (a) the modified fair value of the Series H-5 Warrants in the amount of $165,000 and (b) the fair value of the original award prior to the modification of $21,000.

The Company valued the second deemed dividend as the difference between: (a) the modified fair value of the Series H-5 Warrants in the amount of $141,000 and (b) the fair value of the original award prior to the modification of $86,000. The warrants were valued using the Black-Scholes option pricing model on the date of the modification and issuance using the following assumptions for the initial deemed dividend: (a) fair value of common stock of $5.20 per share, (b) expected volatility of 76.00%, (c) dividend yield of 0%, (d) risk-free interest rate of 4.91%, and (e) expected life of 1.82 years. The warrants were valued using the Black-Scholes option pricing model on the date of the modification and issuance using the following assumptions for the second deemed dividend: (a) fair value of common stock of $3.90 per share, (b) expected volatility of 76.00%, (c) dividend yield of 0%, (d) risk-free interest rate of 5.13%, and (e) expected life of 1.73 years.

A summary of the Company's warrants to purchase common stock activity is as follows:

	Shares Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2021	763,603	$ 58.96	2.31
Expired	(350)	1,324.80	—
Outstanding at December 31, 2022	763,253	58.40	1.32
Granted	11,313,940	2.00	—
Expired	(471,435)	58.40	—
Outstanding at December 31, 2023	11,605,758	$ 3.42	4.42

NOTE 10. STOCK BASED COMPENSATION

AYRO 2020 Long Term Incentive Plan

On May 28, 2020, the Company's shareholders approved the AYRO, Inc. 2020 Long Term Incentive Plan for future grants of incentive stock options, nonqualified stock, stock appreciation rights, restricted stock, restricted stock units, performance and other awards.

The Company has reserved a total of 1,229,956 shares of its common stock pursuant to the AYRO, Inc. 2020 Long-Term Incentive Plan, including shares of restricted stock that have been issued. The Company has 885,284 stock options, restricted stock and warrants remaining under this plan as of December 31, 2023.

AYRO 2017 Long Term Incentive Plan

The Company has reserved a total of 59,748 shares of its common stock pursuant to the AYRO, Inc. 2017 Long-Term Incentive Plan. The Company had 16,076 shares of common stock outstanding under the plan at December 31, 2022. At December 31, 2022, no shares remained available for grant under future awards under the 2017 Long-Term Incentive Plan. In conjunction with the 2020 incentive plan, the remaining unissued amounts were cancelled.

DropCar Amended and Restated 2014 Equity Incentive Plan

The Company's equity incentive plan created in 2014 (the "2014 Plan") was amended in 2018 to increase the number of shares of Company common stock available for issuance. Pursuant to the 2014 Plan, 17,666 shares of common stock were reserved for issuance. As of December 31, 2022, there were no shares available for grant under the 2014 Plan.

Stock-based compensation, including stock options, warrants and restricted stock, expense is included in the consolidated statement of operations as follows:

	Years Ended December 31,			
	2023		**2022**	
General and administrative	$	887,765	$	1,192,396
Research and development		24,240		21,922
Sales and marketing		6,053		25,811
Total	$	918,058	$	1,240,129

Options

The following table reflects the stock option activity:

	Number of Shares		Weighted Average Exercise Price		Contractual Life (Years)
Outstanding at December 31, 2022	97,240	$	49.20		7.56
Forfeitures	(58,544)		23.57		
Outstanding at December 31, 2023	38,696	$	90.99		6.53

Of the outstanding options, 35,938 were vested and exercisable as of December 31, 2023. At December 31, 2023 the aggregate intrinsic value of stock options vested and exercisable was $0.

The Company recognized $59,624 and $65,291 of stock option expense for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has unrecognized stock option compensation expense of $41,199 which will be recognized over a remaining term of 1.35 years. The amount of future stock option compensation expense could be affected by any future option grants or by any forfeitures.

Determining the appropriate fair value of the stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and the expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuing stock-based awards during the year ended December 31, 2022. The Company did not issue any new awards during the year ended December 31, 2023.

	As of December 31, 2022
Expected life (years)	6.0
Risk-free interest rate	3.04%
Expected volatility	128.67%
Stock Price	$ 6.72
Exercise Price	$ 7.76

The expected life of the employee stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For volatility, the Company uses public company comparable data and in periods prior to the Merger historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

Restricted Stock

The following table reflects the restricted stock activity:

	Number of Shares		Weighted Average Grant Price
Outstanding at December 31, 2022	82,570	$	15.28
Granted	95,087		6.00
Vested	(85,172)		(6.70)
Forfeited	(56,250)		(19.86)
Outstanding at December 31, 2023	36,235	$	4.01

On February 1, 2023, pursuant to the AYRO, Inc. 2020 Long-Term Incentive Plan, the Company granted 95,087 shares of restricted stock to non-executive directors at a value of $6.00 per share. As of December 31, 2023, 23,771 shares of restricted stock remain unvested and unissued.

The Company recognized compensation expense related to all restricted stock during the years ended December 31, 2023 of $858,434. Total compensation cost related to non-vested restricted stock not yet recognized as of December 31, 2023 was $48,064 and will be recognized on a straight-line basis through the end of the vesting periods through January, 2024.

NOTE 11. CONCENTRATIONS AND CREDIT RISK

Revenues

Four customers accounted for approximately 68% and one customer accounted for 100% of the Company's revenues for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company's revenues from the four customers were approximately 23%, 18%, 16%, and 11%, respectively.

Accounts Receivable

Four customers accounted for approximately 82% and one customer accounted for 100% of the Company's gross accounts receivable for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company's accounts receivable for the four customers were approximately 32%, 27%, 12%, and 11%, respectively.

Purchasing

The Company places orders with various suppliers. One supplier accounted for approximately 36% and three customers accounted for 79% of the Company's purchases of raw materials for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2022, the Company's purchases of raw materials from three suppliers were approximately 50%, 19%, and 10%, respectively.

Manufacturing

On May 31, 2022, the Company received a letter from Cenntro purporting to terminate all agreements and contracts between the Company and Cenntro. Although the Company does not believe Cenntro's termination of the Cenntro MLA is valid, the Company has determined to cease production of the AYRO 411x and focus its resources on the development and launch of the Vanish. The Company has canceled all purchase orders and future builds with Cenntro and currently intends to only order replacement parts for vehicles from Cenntro in the future. The Company is in discussions with Cenntro concerning the potential repurchase by Cenntro of unsaleable inventory due to quality concerns. AYRO expects to lose its exclusive license under the Cenntro MLA, in which case Cenntro could sell similar products through other companies or directly to the Company's customers, which could have a material adverse effect on its results of operations and financial condition.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company had received expense advances from its founders in 2019. For the years ended December 31, 2023 and 2022, the amount outstanding was $15,000 and recorded as a component of accounts payable on the accompanying consolidated balance sheets.

During the year ended December 31, 2022, the Company paid $60,000 to a member of the Board of Directors for approved consulting services.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Manufacturing Agreements

On July 28, 2022, the Company partnered with Linamar Corporation ("Linamar") a Canadian manufacturer, in a manufacturing agreement (the "Linamar MLA") to provide certain sub assembly and assembly parts, including the cabin frame and skate for the Vanish (collectively, the "Products"). During the term of the Linamar MLA, Linamar has the exclusive right to supply the Products to the Company, subject to certain exceptions. The Linamar MLA has an initial term of three years and will automatically renew for successive two-year terms unless either party has given at least 12 months' written notice of nonrenewal. Either party may terminate the Linamar MLA at any time upon 12 months' written notice, and in the event of a change in control of the Company prior to the end of the initial term, the Company may terminate upon written notice within three days of completion of such change in control.

In the event the Company terminates the Linamar MLA prior to its expiration, whether following a change in control or otherwise, the Company must purchase any remaining raw material inventory, finished goods inventory and work in progress and any unamortized capital equipment used in production and testing of the Products and pay a termination fee of $750,000, subject to certain adjustments. The Company is dependent on the Linamar MLA, and in the event of its termination the Company's manufacturing operations and customer deliveries would be materially impacted.

Under the Linamar MLA, the Company must commit to certain minimum purchase requirements, to be determined by AYRO on a quarterly basis.

Supply Chain Agreements

In 2017, the Company executed a supply chain contract with Cenntro, which has historically been the Company's primary supplier. Prior to the Merger, Cenntro was a significant shareholder in AYRO Operating. Cenntro owns the design of the AYRO 411 Fleet vehicles and has granted the Company an exclusive license to purchase the AYRO 411 Fleet vehicles for sale in North America. The Company purchased 100% of its vehicle chassis, cabs and wheels for AYRO 411 Fleet Vehicles through this supply chain relationship with Cenntro. The Company must sell a minimum number of units in order to maintain its exclusive supply chain contract. See Note 11 for concentration amounts.

As of December 31, 2021 the net balance between prepaid expenses and accrued expenses with Cenntro was a prepaid balance of $602,016. As of December 31, 2022 the balance was zero. Impairments of prepaid expenses led to a write-down, netted with the balance in accrued expenses. The remainder of the balance was expensed through cost of goods sold for $621,097. Additionally, all inventory associated with Cenntro's NCM line was written off to cost of goods sold for $1,317,289.

The Company has canceled all purchase orders and future builds with Cenntro and currently intends to only order replacement parts from Cenntro in the future.

On November 2, 2023, we entered into a supply agreement with Sirris Inc., a provider in motor vehicle parts for innovative vehicle types. Sirris has agreed to supply rear and front shocks to support the manufacturing of our electric vehicle fleet. Sirris is committed to meeting our upside demand for these products in the event production increases. As of December 31, 2023, the Company has not committed to any purchase orders under this agreement.

On December 21, 2023, we entered into a supply agreement with Athena Manufacturing, LP, a provider of customizable sophisticated metal products. As part of the agreement, we are able to submit devices, component, component assembly, material part, or piece that is custom to AYRO. This is a non-exclusive agreement in which we are able to engage other suppliers for these products. As of December 31, 2023, the Company has not committed to any purchase orders under this agreement.

Lease Agreements

In 2019 the Company entered into a new lease agreement for office and manufacturing space. The lease commencement date was January 16, 2020. Prior to the commencement date of the new lease agreement, the Company leased other office and manufacturing space on a short-term basis. The Company determined if an arrangement is a lease at inception of the contract and whether a contract is or contains a lease by determining whether it conveys the right to control the use of identified asset for a period of time. These leases provide the right to substantially all the economic benefits from the use of the identified asset and the right to direct use of the identified asset, as such, the contract is, or contains, a lease. In connection with the adoption of ASC 842, *Leases* (ASC 842), the Company has elected to treat the lease and non-lease components as a single component.

During March 2021, the Company subleased additional office space to support the Company's expansion plan. The term is for 16 months with no lease obligation remaining as of December 31, 2022. In connection with the adoption of ASC 842 the Company has elected to treat the lease and non-lease components as a single component.

Leases were classified as an operating lease at inception. An operating lease results in the recognition of a Right-of-Use ("ROU") assets and lease liability on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term as of the commencement date. Because the lease does not provide an explicit or implicit rate of return, the Company determines an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis.

The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term, which is 10.41%. Lease expense for the lease is recognized on a straight-line basis over the lease term.

The Company's leases do not contain any residual value guarantees or material restrictive covenants. Leases with a lease term of 12 months or less are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term. The remaining term as of December 31, 2023 is 3.25 years. The Company currently has no finance leases.

During the years ended December 31, 2023 and 2022, cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating lease were $247,533 and $306,689, respectively. Total lease expense is allocated to selling general and administration expense and cost of goods sold. The components of lease expense (within different expense groupings) consist of the following:

	Years Ended December 31,		
	2023		2022
Operating lease expense	$	244,785	$	409,543
Short-term lease expense		479,695		153,572
Total lease cost	$	724,480	$	563,115

Balance sheet information related to leases consists of the following:

	December 31,		
	2023		2022
Assets			
Operating lease – right-of-use asset	$	671,451	$	819,401
Total lease assets	$	671,451	$	819,401
Liabilities			
Current liabilities:			
Lease obligation – operating lease	$	196,682	$	165,767
Noncurrent liabilities:			
Lease obligation - operating lease, net of current portion		502,831		693,776
Total lease liability	$	699,513	$	859,543

The weighted-average remaining lease term and discount rate is as follows:

Weighted average remaining lease term (in years) – operating lease	3.30
Weighted average discount rate – operating lease	10.41%

Cash flow information related to leases consists of the following:

	December 31, 2023		December 31, 2022
Operating cash flows for operating leases	$	247,533	$	306,689
Supplemental non-cash amounts of lease liabilities arising from obtaining right of use assets	$	—	$	—

Future minimum lease payment under non-cancellable lease as of December 31, 2023 are as follows:

	Operating Leases	
2024	$	254,277
2025		261,223
2026		268,378
2027		44,929
Total minimum lease payments		828,807
Less effects of discounting		(129,294)
Present value of future minimum lease payments	$	699,513

Litigation

The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, that it believes are incidental to the operation of its business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on its results of operations, financial position or cash flows.

On March 23, 2018, DropCar was made aware of an audit being conducted by the New York State Department of Labor ("DOL") regarding a claim filed by an employee. The DOL is investigating whether DropCar properly paid overtime for which DropCar has raised several defenses. In addition, the DOL is conducting its audit to determine whether the Company owes spread of hours pay (non-exempt worker whose workday is longer than ten hours must receive an extra hour of pay at the basic minimum hourly rate). Management believes the case has no merit.

Club Car

On October 20, 2023, Club Car filed a complaint against the Company in the Superior Court of Columbia County, Georgia (Civil Action File No. 2023ECV0838) (the "Club Car Complaint"), alleging that the Company had breached its contractual obligations to Club Car under the MPA due to alleged defects in the vehicles sold to Club Car and the Company's termination of warranty support following termination of the MPA. Club Car seeks unspecified damages and indemnification for past and future customer claims with respect to the vehicles sold to Club Car under the MPA. The Company intends to vigorously contest these allegations.

NOTE 14. FAIR VALUE MEASUREMENTS

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the year ended December 31, 2023 and 2022 . The carrying amounts of cash equivalents, accounts receivable, other current assets, other assets, accounts payable, and accrued expenses approximated their fair values as of December 31, 2023 and 2022, due to their short-term nature. The fair value of the bifurcated embedded derivative related to the convertible preferred stock was estimated using a Monte Carlo simulation model, which uses as inputs the fair value of our common stock and estimates for the equity volatility and traded volume volatility of our common stock, the time to maturity of the convertible preferred stock, the risk-free interest rate for a period that approximates the time to maturity, dividend rate, a penalty dividend rate, and our probability of default. The fair value of the warrant liability was estimated using the Black Scholes Model which uses as inputs the following weighted average assumptions, as noted above: dividend yield, expected term in years, equity volatility, and risk-free interest rate.

Fair Value on a Recurring Basis

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The estimated fair value of marketable securities and money market accounts represents a Level 1 measurement. The estimated fair value of the warrant liability and bifurcated embedded derivatives represent Level 3 measurements. The following table presents information about the Company's liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

The following table sets forth a summary of the Company's assets and liabilities that are measured at fair value on a recurring basis:

Description	Level		December 31, 2023		December 31, 2022
Assets:	1				
Marketable securities	1	$	—	$	9,848,804
Money market accounts	1	$	1,805,597	$	20,312,844
Liabilities:					
Warrant liability (see Note 3)	3	$	13,319,800	$	—
Derivative liability (see Note 3)	3	$	9,400,000	$	—

The following table sets forth a summary of the change in the fair value of the warrant liability that is measured at fair value on a recurring basis:

	December 31, 2023
Balance on December 31, 2022	$ —
Issuance of warrants	9,969,480
Change in fair value of warrant liability	3,350,320
Balance on December 31, 2023	$ 13,319,800

The following table sets forth a summary of the change in the fair value of the derivative liability that is measured at fair value on a recurring basis:

	December 31, 2023
Balance on December 31, 2022	$ —
Issuance of convertible preferred stock with bifurcated embedded derivative	5,147,000
Change in fair value of bifurcated embedded derivative	4,253,000
Balance on December 31, 2023	$ 9,400,000

NOTE 15. INCOME TAXES

The following is a reconciliation of the statutory federal income tax rate applied to pre-tax net loss compared to the income taxes in the statement of operations as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Income tax benefit at statutory U.S. federal rate	$ (7,165,506)	$ (4,816,424)
Equity issuance costs	267,864	—
Warrant liability	703,567	—
Derivative liability	884,940	—
Equity based compensation	874,366	—
Income tax benefit attributable to U.S. states	(28,316)	(936,810)
Change in valuation allowance	4,348,711	5,701,853
Change in state tax rate	114,374	—
Stock-based compensation	—	51,381
	$ —	$ —

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table sets forth deferred income tax assets and liabilities as of the date shown:

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Net operating losses	$ 19,958,440	$ 15,843,010
Intangible assets	80,797	99,566
Capitalized research and development expense	2,437,176	1,490,870
Equity based compensation	74,109	743,567
Lease liability	147,709	210,195
Warrants	116,639	156,851
Accrued compensation	—	1,467
Property and equipment	—	1,492
Other	180,979	113,487
Deferred tax assets	22,995,849	18,660,505
Deferred tax liabilities		
ROU asset	(141,783)	(200,379)
Other	(45,228)	—
Deferred tax liabilities	(187,011)	(200,379)
Valuation allowance	(22,808,838)	(18,460,126)
Net deferred tax asset/(liability)	$ —	$ —

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and projections for future taxable income over periods in which the deferred tax assets are deductible. Management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. A valuation allowance has been applied to the amount of deferred tax assets management expects will be unrealized.

Management does not believe that there are significant uncertain tax positions in 2023 and 2022. There are no interest and penalties related to uncertain tax positions in 2023 and 2022.

The Company has federal net operating loss carryforwards of $83,120,531 and $64,332,435 as of December 31, 2023 and 2022, respectively. $995,801 of the federal net operating loss is subject to a 20 year carry forward, with a portion beginning to expire in 2036. $82,124,730 of the federal net operating loss has an indefinite carry forward period. The Company has state net operating loss carryforwards totaling $66,877,457 and $48,091,426 at December 31, 2023 and 2022. The Company has various state net operating loss carryforwards. The determination of the state net operating loss carryforwards is dependent upon apportionment percentages and state laws that can change from year to year and impact the amount of such carryforwards. If such net operating loss carryforwards are not utilized, they will begin to expire in 2031.

The following table sets for the tax years subject to examination for the major jurisdictions where the Company conducts business as of December 31, 2023.

Federal	2020 to 2023
Texas and Georgia	2019 to 2023

Federal and state laws impose substantial restrictions on the utilization of NOL carryforwards in the event of an ownership change for income tax purposes, as defined in Section 382 of the Internal Revenue Code ("IRC"). Pursuant to IRC Section 382, annual use of the Company's NOL carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382 analysis regarding the limitation of NOL carryforwards.

However, it is possible that past ownership changes will result in the inability to utilize a significant portion of the Company's NOL carryforward that was generated prior to any change of control. The Company's ability to use its remaining NOL carryforwards may be further limited if the Company experiences an IRC Section 382 ownership change in connection with future changes in the Company's stock ownership.

The Tax Cuts and Jobs Act ("TCJA") requires taxpayers to capitalize and amortize research and experimental expenditures under IRC Section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during the year ended December 31, 2022 and resulted in the capitalization of research and development costs of $7,418,028 and $6,729,353 during the years ended December 31, 2023 and 2022, respectively. Before the TCJA, businesses have had the option of deducting Section 174 expenses in the year incurred or capitalizing and amortizing the costs over five years. The Company will amortize these costs for tax purposes over five years if the research and development was performed in the U.S. and over 15 years if research and development was performed outside the U.S.

On August 16, 2022, the Inflation Reduction Act was enacted into law. This Act includes a 15.0 percent book minimum tax on the adjusted financial statement income of applicable corporations, a number of clean-energy tax credits, and a 1.0 percent excise tax on certain stock buybacks. The Company does not expect these changes to have a material impact on the provision for income taxes or the financial statements.

NOTE 16. SUBSEQUENT EVENTS

Restructuring

On January 31, 2024, the Company implemented an internal restructuring in order to achieve greater efficiency in pursuit of the Company's strategic goals. As part of the restructuring, the Company, amongst other things, eliminated a substantial number of positions as it re-evaluates sales, marketing and manufacturing. Furthermore, the Company's current management team remains committed to pursuing its plans, including the development and commercialization of the AYRO Vanish, its lead low speed electric vehicle. The Company believes that the restructuring plan will create greater efficiencies and significantly reduce its burn rate as the Company continues to explore more cost effective ways to achieve growth.

Amendment to Series H-7 Convertible Preferred Stock

On February 9, 2024, the Company filed with the Secretary of State of the State of Delaware (the "Secretary of State") a Certificate of Amendment of Certificate of Designations of Series H-7 Convertible Preferred Stock (the "Certificate of Amendment"), which became effective upon filing. The Certificate of Amendment amends the Certificate of Designations of Series H-7 Convertible Preferred Stock, previously filed with the Secretary of State on August 9, 2023, to permit certain additional dates which a holder of Series H-7 Convertible Preferred Stock may elect to designate as the initial Installment Date with respect to shares of Series H-7 Convertible Preferred Stock held by such holder. Specifically, the definition of "Installment Date" means (i) with respect to the first Installment Date, February 7, 2024, which can be changed to one of the following dates if the Buyer provides at least 20 Trading Days prior notice to the Company and returns to the Company all Pre-Installment Conversion Shares previously received from the Company, or the Company and the Buyer mutually agree, that the first Installment Date shall not be February 7, 2024 and shall be one of the following dates instead: (a) May 7, 2024, (b) August 7, 2024, (c) November 7, 2024, (d) February 7, 2025 or (e) August 7, 2025, as elected by a Buyer upon written notice delivered to the Company on or prior to the 30th Trading Day preceding such date or such other date as mutually agreed upon by the Company and the Buyer, (ii) thereafter, the first Trading Day of each calendar month immediately following the previous Installment Date for eleven (11) calendar months, which shall not be later than the Maturity Date, unless extended by mutual agreement of a Holder and the Company.

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statements of AYRO, Inc. on Form S-3 (File No.'s 333-274439, 333-236330, 333-136618, 333-140546, 333-142846, 333-146106, 333-149788, 333-165927, 333-207205, 333-215729, 333-217768, 333-224300, 333-240314 and 333-248543) and Form S-8 (File No.'s 333-128488, 333-158232, 333-216145, 333-225790, 333-240316 and 333-251029) of our report dated April 1, 2024, with respect to our audits of the consolidated financial statements of AYRO, Inc. as of and for the years ended December 31, 2023 and 2022, which report is included in this Annual Report on Form 10-K of AYRO, Inc. for the year ended December 31, 2023.

/s/ Marcum LLP

Marcum LLP
East Hanover, New Jersey
April 1, 2024

Exhibit 31.1

CERTIFICATION UNDER SECTION 302

I, Joshua Silverman, certify that:

1. I have reviewed this Annual Report on Form 10-K of AYRO, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2024

/s/ Joshua Silverman
Joshua Silverman
Executive Chairman (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

Exhibit 32.1

CERTIFICATIONS UNDER SECTION 906

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of AYRO, Inc., a Delaware corporation (the "Company"), does hereby certify, to such officer's knowledge and in the capacity of an officer, that:

The Annual Report for the year ended December 31, 2023 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Form 10-K.

Date: April 1, 2024   By: */s/ Joshua Silverman*
                                                                Joshua Silverman
                                                                Executive Chairman (Principal Executive Officer, Principal
                                                                Financial Officer and Principal Accounting Officer

Exhibit 97.1

AYRO, Inc.
Compensation Recovery Policy

This Compensation Recovery Policy (this "*Policy*") of AYRO, Inc. (the "*Company*") is hereby adopted as of November 22, 2023 in compliance with Rule 5608 of the Nasdaq Rules. Certain terms used herein shall have the meanings set forth in *"Section 3. Definitions"* below.

Section 1. Recovery Requirement

Subject to Section 4 of this Policy, in the event the Company is required to prepare an Accounting Restatement, then the Board and Committee hereby direct the Company, to the fullest extent permitted by governing law, to recover from each Executive Officer the amount, if any, of Erroneously Awarded Compensation received by such Executive Officer, with such recovery occurring reasonably promptly after the Restatement Date relating to such Accounting Restatement.

The Board or the Committee may effect recovery in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of Erroneously Awarded Compensation previously received by an Executive Officer, together with any expenses reasonably incurred as described below in connection with the recovery of such Erroneously Awarded Compensation, (b) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (c) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (d) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Company to such Executive Officer, and (e) any other method authorized by applicable law or contract.

To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

The Company's right to recovery pursuant to this Policy is not dependent on if or when the Accounting Restatement is filed with the SEC.

Section 2. Incentive-Based Compensation Subject to this Policy

This Policy applies to all Incentive-Based Compensation received by each Executive Officer on or after the Effective Date:

(i) if such Incentive-Based Compensation was received on and after the date such person became an Executive Officer of the Company;

(ii) if such Executive Officer served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation;

(iii) while the Company has a class of securities listed on a national securities exchange or a national securities association; and

(iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement (including any transition period that results from a change in the Company's fiscal year that is within or immediately following those three completed fiscal years; provided that a transition period of nine to 12 months is deemed to be a completed fiscal year).

This Policy shall apply and govern Incentive-Based Compensation received by any Executive Officer, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement including, without limitation, any employment contract, indemnification agreement, equity or bonus agreement, or equity or bonus plan document.

Section 3. Definitions:

For purposes of this Policy, the following terms have the meanings set forth below:

- "*Accounting Restatement*" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a "Big R" restatement), or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a "little r" restatement).

- "*Board*" means the Board of Directors of the Company.

- "*Committee*" means the Compensation Committee of the Board.

- "*Effective Date*" means October 2, 2023.

- "*Erroneously Awarded Compensation*" means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on stock price or total shareholder return ("*TSR*"), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Company shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market LLC ("*Nasdaq*") or, if a class of securities of the Company is no longer listed on Nasdaq, such other national securities exchange or national securities association on which a class of the Company's securities is then listed for trading.

- "*Executive Officer*" means the Company's current and former executive officers, as determined by the Board or the Committee in accordance with the definition of executive officer set forth in Rule 5608(d) of the Nasdaq Rules.

- "*Financial Reporting Measures*" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company's financial statements or included in any of the Company's filings with the SEC.

- "*Incentive-Based Compensation*" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (including, without limitation, any cash bonuses, performance awards, restricted stock awards or restricted stock unit awards that are granted, earned or vest based on achievement of a Financial Reporting Measure). The following do not constitute Incentive-Based Compensation for purposes of this Policy: (a) equity awards for which (1) the grant is not contingent upon achieving any Financial Reporting Measure performance goals and (2) vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures, and (b) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.

- "*Nasdaq Rules*" means the listing rules of The Nasdaq Stock Market LLC.

- "*received*": An Executive Officer shall be deemed to have "received" Incentive-Based Compensation in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

- "*Restatement Date*" means the earlier to occur of (i) the date the Board or the Committee (or an officer or officers of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

- "*SEC*" means the U.S. Securities and Exchange Commission.

Section 4. Exceptions to Recovery

Notwithstanding the foregoing, the Company is not required to recover Erroneously Awarded Compensation to the extent that the Committee, or in the absence of such committee, a majority of the independent directors serving on the Board has made a determination that recovery would be impracticable and that:

(i)   after the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation (which has been documented and such documentation has been provided to Nasdaq), the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(ii)   recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (which determination shall be made after the Company obtains an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in a such a violation, and a copy of such opinion is provided to Nasdaq);

(iii)   recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or

(iv)   any other exception permitted under Rule 5608(b)(1)(iv) of the Nasdaq Rules.

Section 6. No Right to Indemnification or Insurance

The Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Company's enforcement of this Policy. In addition, the Company shall not pay, or reimburse any Executive Officer for, any premiums for a third-party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer's potential recovery obligations under this Policy.

Section 6. Plan Documents and Award Agreements

The Board further directs the Company to include clawback language in each of the Company's incentive compensation plans and any award agreements such that each individual who receives Incentive-Based Compensation under those plans understands and agrees that all or any portion of such Incentive-Based Compensation may be subject to recovery by the Company, and such individual may be required to repay all or any portion of such Incentive-Based Compensation, if (i) recovery of such Incentive-Based Compensation is required by this Policy, (ii) such Incentive-Based Compensation is determined to be based on materially inaccurate financial and/or performance information (which includes, but is not limited to, statements of earnings, revenues or gains), or (iii) repayment of such Incentive-Based Compensation is required by applicable federal or state securities laws.

Section 7. Interpretation and Amendment of this Policy

The Board or the Committee, in its discretion, shall have the sole authority to interpret and make any determinations regarding this Policy. Any interpretation, determination, or other action made or taken by the Committee (or, if applicable, the Board) shall be final, binding, and conclusive on all interested parties. The determination of the Committee (or, if applicable, the Board) need not be uniform with respect to one or more officers of the Company. The Board or the Committee may amend this Policy from time to time in its discretion and shall amend the Policy to comply with any rules or standards adopted by Nasdaq or any national securities exchange on which the Company's securities are then listed.

Section 8. Filing Requirement

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K and make such other disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by applicable SEC rules and regulations.

Section 9. Other Recoupment Rights

The Company intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other remedies available to the Company under applicable law. Without by implication limiting the foregoing, following a restatement of the Company's financial statements, the Company also shall be entitled to recover any compensation received by the Chief Executive Officer and Chief Financial Officer that is required to be recovered by Section 304 of the Sarbanes-Oxley Act of 2002.

Section 10. Successors

This Policy shall be binding and enforceable against all Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS	CORPORATE HEADQUARTERS
Joshua Silverman *Executive Chairman* **Joseph Ramelli** *Chief Financial Officer* **Gilbert Villareal** *President of AYRO Operating Company, Inc.* **George Devlin** *Director* **Sebastian Giordano** *Director* **Zvi Joseph** *Director* **Greg Schiffman** *Director* **Wayne Walker** *Director*	900 E. Old Settlers Boulevard, Suite 100 Round Rock, Texas 78664 Telephone: (512) 994-4917 **STOCK LISTING** NASDAQ Capital Market: AYRO **INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM** Marcum LLP 100 Eagle Rock Ave, #200 East Hanover, New Jersey 07936 **TRANSFER AGENT AND REGISTRAR** Issuer Direct Corporation One Glenwood Ave, Suite 1001 Raleigh, NC 27603 Telephone: (919) 744-2722 **ANNUAL GENERAL MEETING OF SHAREHOLDERS** The 2024 Annual Meeting of Stockholders will be held at 10:00 a.m. Eastern Time on December 30, 2024, only via live webcast over the Internet at www.virtualshareholdermeeting.com/AYRO2024. Stockholders of record on November 21, 2024 are entitled to notice of and to vote at the Annual Meeting. **COMPANY WEBSITE** https://ayro.com/